As filed with the Securities and Exchange Commission on November 24, 2006
Registration No. 333-137078

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

Isilon Systems, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	3572	91-2101027
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3101 Western Avenue
Seattle, Washington 98121
(206) 315-7500
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Steven Goldman
President and Chief Executive Officer
Isilon Systems, Inc.
3101 Western Avenue
Seattle, Washington 98121
(206) 315-7500
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Please send copies of all communications to:

Craig E. Sherman, Esq. Mark J. Handfelt, Esq. Elizabeth J. Kane, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, Washington 98104 (206) 883-2500	Douglas Choi, Esq. General Counsel and Secretary Isilon Systems, Inc. 3101 Western Avenue Seattle, Washington 98121 (206) 315-7500	Gordon K. Davidson, Esq. Laird H. Simons, III, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
	Amount to	Maximum	Maximum	Amount of
Title of Each Class of	be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	Per Share(2)	Offering Price	Fee(3)
Common Stock, $0.00001 par value per share	9,602,500	$9.50	$91,223,750	$9,760.94

(1)	Includes 1,252,500 shares issuable upon exercise of the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) of the Securities Act of 1933.

(3)	The registrant previously paid $9,228.75.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued November 24, 2006
8,350,000 Shares

COMMON STOCK

Isilon Systems, Inc. is offering 8,350,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $8.50 and $9.50 per share.

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “ISLN.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

PRICE $      A SHARE

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Isilon

Per share	$	$	$
Total	$	$	$

We and several stockholders have granted the underwriters the right to purchase up to an additional 1,252,500 shares of common stock to cover over-allotments. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on          , 2006.

MORGAN STANLEY	MERRILL LYNCH & CO.

NEEDHAM & COMPANY, LLC	RBC CAPITAL MARKETS

          , 2006

ISILON® SYSTEMS

# Clustered Storage for Digital Content.

## Transforming Information Into Breakthroughs.

Cable & Telco
Internet
Media & Entertainment
Federal Government
Manufacturing
Life Sciences
Oil & Gas
Growth of Digital Content
Growth of Traditional Data

How breakthroughs begin.™

Clustered Storage for Digital Content. Transforming Information Into Breakthroughs. Media & Entertainment Internet Cable & Telco Federal Government Oil & Gas Life Sciences Manufacturing Growth of Digital Content Growth of Traditional Data How Breakthroughs begin.™

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the selling stockholders have authorized anyone to provide you with additional or different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Until          , 2006 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor the selling stockholders or any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Isilon®, Isilon Systems®, OneFS®, Isilon IQ, SyncIQ, SmartConnect, SnapshotIQ, TrueScale, Isilon Insight, AutoBalance, FlexProtect-AP, SmartCache, WebAdmin, Isilon IQ Accelerator, Isilon EX 6000 and “How breakthroughs begin.” are trademarks of Isilon. This prospectus also includes trademarks of other persons.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our consolidated financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

ISILON SYSTEMS, INC.

We believe we are the leading provider of clustered storage systems for digital content, based on customer adoption, breadth of product offerings and technology capabilities. As more information is recorded and communicated in images and pictures rather than text and words, the volume of digital content — which includes video, audio, digital images, computer models, PDF files, scanned images, reference information, test and simulation data and other unstructured data — is growing rapidly. Enterprises are utilizing this digital content to create new products and services, generate new revenue streams, accelerate research and development cycles and improve their overall competitiveness. Recognizing the growth and importance of this type of data, we designed and developed our clustered storage systems specifically to address the needs of storing and managing digital content. Our systems are comprised of three or more nodes. Each node is a self-contained, rack-mountable device that contains industry standard hardware, including disk drives, a central processing unit, or CPU, memory chips and network interfaces, and is integrated with our proprietary OneFS® operating system software, which unifies a cluster of nodes into a single shared resource. To date, we have sold our clustered storage systems to more than 300 customers across a wide range of industries.

Digital content has many characteristics that differentiate it from traditional structured data, such as text and databases. These characteristics, which include larger file sizes, rapid and unpredictable data store growth, the need for multiple simultaneous user access, and the need for high levels of data throughput, create challenges for traditional storage systems. The challenges of storing and managing large amounts of digital content are common across a number of industries, including media and entertainment, Internet, cable and telecommunications, oil and gas, life sciences, manufacturing, and the federal government. For example, in movie production, 10 seconds of high-resolution digital footage can require up to 12 gigabytes of storage, and in cancer research an image of a single drop of blood analyzed by a mass spectrometer can create over 60 gigabytes of data.

The worldwide market for external disk storage systems will grow from approximately $17.4 billion in 2005 to approximately $22.7 billion in 2010, according to estimates from a May 2006 market analysis report by International Data Corporation, or IDC. The market for storage systems dedicated to digital content is estimated to grow at a much faster rate. According to a January 2006 research report by the Enterprise Strategy Group, or ESG, certain industries including multimedia, oil and gas, scientific research, healthcare, personal Internet services and software development will experience rapid growth in file-based storage capacity. For example, in disk-based digital archiving, which is one portion of the market our systems address, ESG forecasts that the demand for storage capacity will grow from 377 petabytes in 2005 to nearly 11,000 petabytes in 2010, representing a 96% compound annual growth rate, with the substantial majority of this stored information comprised of unstructured content, such as office documents, web pages, digital images and audio and video files.

Our Isilon IQ clustered storage systems enable customers to scale incrementally as their storage needs grow by purchasing additional nodes to increase storage capacity, performance or both. Our clustered storage systems deliver significant benefits to our customers, including:

•	Scalability and Performance. Our OneFS operating system software can currently combine up to 96 separate nodes and up to 1,000 terabytes, or one petabyte, of storage capacity in a single cluster, and can deliver total data throughput of 10 gigabytes per second from a single file system and single pool of storage, providing linear scalability in both storage capacity and performance.

•	Reliability. Our clustered storage systems have data protection capabilities, built-in redundancy and self-healing capabilities. Each Isilon IQ storage system is designed to withstand the failure of multiple disks or entire nodes so that a customer does not lose access to any files.

•	Reduced Storage Cost. Our customers can purchase our Isilon IQ storage systems on a “pay-as-you-grow” model that allows them to expand their storage capacity and performance commensurate with their needs. Utilizing our OneFS operating system software, our clustered storage systems deliver high-performance and reliability using industry standard hardware, which we believe is more cost-effective than alternative solutions.

•	Increased IT Operating Efficiency. The simplicity, ease of use and automation of our Isilon IQ storage systems have enabled individual customers to scale deployments from a few terabytes to more than 2,000 terabytes without any additional investment in IT staff.

•	Enhanced Business Processes and Revenue Opportunities. By providing faster data access, faster data processing and streamlined workflows, our systems enable customers to manage the rapid growth in their digital content, capitalize on new products and service models for delivering digital content and unlock new revenue opportunities.

•	Complementary to Existing Solutions for Structured Data. Our use of industry standard hardware and standard file sharing protocols greatly eases integration with existing enterprise systems and substantially reduces the need to change existing data center infrastructures or use proprietary tools or software.

Our strategic focus is to enhance our position as a leading provider of clustered storage systems for digital content. Key elements of our strategy include:

•	Focus on High-Growth, Data-Intensive Markets. We believe the market for clustered storage is in its early stages. We intend to expand our customer base by focusing on markets where the storage and management of digital content are critical to the success of many enterprises.

•	Continue to Enhance OneFS and Deliver Additional Software Applications. We intend to continue to enhance our OneFS operating system software with greater levels of automation, functionality and performance and to add new software applications in areas such as archiving, data protection and storage management.

•	Leverage Trends in Commodity Hardware to Improve Price-Performance Attributes of Our Systems. Our software-based architecture is designed to allow us to integrate quickly and easily into our systems technology improvements, including those in components such as CPUs, disk drives and memory chips. As a result, our customers benefit as the price-performance attributes of these components improve over time. We intend to proactively incorporate advances in computing, storage and networking technologies into our storage systems.

•	Optimize Repeat Order Business Model. Because of the modular nature of our clustered storage systems, our customers have typically deployed our systems in an incremental fashion. We intend to continue to design our systems to take advantage of our modular architecture, enabling our customers to scale deployments in step with their growing capacity and performance needs.

•	Utilize Channel Partners to Expand Global Market Penetration. We received 41% of our total revenue for the first nine months of 2006 through indirect channels and currently have over 100 value-added resellers and distributors worldwide. We intend to continue adding resellers and distributors to expand the global distribution of our systems.

•	Realize Operating Leverage. We intend to realize operating leverage from the flexibility of our business model. By leveraging partners, including value-added resellers and distributors, offshore third-party software development teams, contract manufacturers, providers of international back-office support, and providers of support services, we intend to maintain a flexible cost structure and focus on our core competencies.

Risks Affecting Us

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these risks are:

•	we incurred a net loss of $19.2 million in 2005 and $15.0 million in the first nine months of 2006, and, as of October 1, 2006, our accumulated deficit was $64.7 million;

•	the market for our products is highly competitive, and we face competition from a number of established companies;

•	we have a limited operating history in an emerging market, which makes it difficult to evaluate our current business and future prospects;

•	the market for storage of digital content is new and may not continue to grow at the rate we forecast;

•	a significant portion of our total revenue comes from a limited number of customers in a small number of industries; for instance, Comcast Corporation and Eastman Kodak Company together accounted for 27% of our total revenue for the first nine months of 2006;

•	we generally sell our systems on a purchase order basis, and our customers typically do not enter into long-term contracts or make minimum purchase commitments;

•	the data storage industry is characterized by frequent litigation based on allegations of infringement or other violations of intellectual property rights, and we may become subject to litigation; and

•	we rely on a single contract manufacturer to assemble our products.

For further discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors” immediately following this prospectus summary.

We were incorporated as a Delaware corporation on January 24, 2001. Our principal executive offices are located at 3101 Western Avenue, Seattle, Washington 98121, and our telephone number is (206) 315-7500. Our website is www.isilon.com. The information on, or that can be accessed through, our website is not part of this prospectus. Except where the context requires otherwise, in this prospectus “Company,” “Isilon,” “we,” “us” and “our” refer to Isilon Systems, Inc., a Delaware corporation, and where appropriate its subsidiaries.

THE OFFERING

Shares of common stock offered	8,350,000 shares

Shares of common stock to be outstanding after this offering	60,493,187 shares

Use of proceeds	We plan to use the net proceeds of this offering to repay approximately $6.2 million of outstanding indebtedness under one of our credit facilities and for general corporate purposes, which includes the repayment of any amounts outstanding under our other credit facility and may include acquisitions of or investments in complementary businesses, technologies or other assets. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	ISLN

The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding at October 1, 2006, and excludes:

•	6,356,275 shares of common stock issuable upon exercise of options outstanding at October 1, 2006, at a weighted average exercise price of $0.88 per share;

•	381,539 shares of common stock issuable upon exercise of options granted between October 1, 2006 and November 21, 2006, at a weighted average exercise price of $6.12 per share;

•	409,478 shares of common stock issuable upon exercise of warrants outstanding at October 1, 2006, at a weighted average exercise price of $1.83 per share;

•	9,929,642 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan; and

•	750,000 shares of common stock reserved for future issuance under our 2006 Employee Stock Purchase Plan.

If the underwriters’ over-allotment option is exercised in full, warrants to purchase 129,992 shares of our common stock, with an exercise price of $2.30784 per share, will remain outstanding following this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our convertible preferred stock into 43,496,144 shares of common stock, effective upon the completion of this offering;

•	the conversion of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase an aggregate of 409,478 shares of common stock, effective upon completion of this offering;

•	no exercise by the underwriters of their right to purchase up to 1,252,500 shares of common stock from several stockholders and from us to cover over-allotments;

•	based on an assumed initial public offering price of $9.00 per share, the selling stockholders would sell up to 646,478 shares and we would issue and sell the remainder of shares pursuant to the over-allotment option if the over-allotment option is exercised in full. The exact number of shares to be sold by the selling stockholders depends on the initial public offering price because that price will determine the number of shares received by the selling stockholders when they net exercise their warrants; and

•	a 1-for-2.4 reverse split of our common stock and convertible preferred stock to be effective prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. We report financial results on a fiscal year of 52 or 53 weeks ending on the Sunday closest to December 31 of that year. The consolidated statements of operations data for the years ended December 31, 2003, January 2, 2005 and January 1, 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended October 2, 2005 and October 1, 2006 and the consolidated balance sheet data as of October 1, 2006 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements contained in this prospectus and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results to be expected in any future period, and the results for the nine months ended October 1, 2006 are not necessarily indicative of the results to be expected for the full year. The pro forma net loss per common share data are computed using the weighted average number of shares of common stock outstanding, after giving effect to the conversion (using the if-converted method) of all shares of our convertible preferred stock into common stock as though the conversion had occurred on the original dates of issuance.

	Year Ended			Nine Months Ended
	December 31,	January 2,	January 1,	October 2,	October 1,
	2003	2005	2006	2005	2006
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Total revenue	$1,293	$7,653	$21,083	$12,379	$41,623
Total cost of revenue(1)	861	4,163	11,575	7,374	19,863

Gross profit	432	3,490	9,508	5,005	21,760

Operating expenses:
Research and development(1)	4,410	7,446	12,478	8,943	11,858
Sales and marketing(1)	2,742	6,305	12,377	8,484	17,205
General and administrative(1)	1,647	2,300	3,681	2,571	5,186

Total operating expenses	8,799	16,051	28,536	19,998	34,249

Loss from operations	(8,367)	(12,561)	(19,028)	(14,993)	(12,489)
Other income (expense), net	103	18	(68)	(20)	(2,480)

Loss before income tax expense and cumulative effect of change in accounting principle	(8,264)	(12,543)	(19,096)	(15,013)	(14,969)
Income tax expense	—	—	—	—	(60)

Loss before cumulative effect of change in accounting principle	(8,264)	(12,543)	(19,096)	$(15,013)	$(15,029)
Cumulative effect of change in accounting principle	—	—	(89)	(89)	—

Net loss	$(8,264)	$(12,543)	$(19,185)	$(15,102)	$(15,029)

Net loss per common share, basic and diluted	$(3.30)	$(3.61)	$(3.95)	$(3.20)	$(2.36)

Shares used in computing basic and diluted net loss per common share	2,502	3,474	4,852	4,719	6,381
Pro forma net loss per common share, basic and diluted (unaudited)			$(0.44)		$(0.31)
Shares used in computing pro forma basic and diluted net loss per common share (unaudited)			43,575		48,633

(1)	Includes stock-based compensation expense (in thousands) of $11, $96, $116 and $82 in total cost of revenue, research and development expenses, sales and marketing expenses and general and administrative expenses, respectively, for the nine months ended October 1, 2006. Includes stock-based compensation expense (in thousands) of $2, $4, $5 and $4 in general and administrative expenses for the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and the nine months ended October 2, 2005, respectively.

The pro forma balance sheet data in the table below reflect (i) the automatic conversion of all shares of our convertible preferred stock into common stock upon completion of this offering and (ii) the reclassification of the preferred stock warrant liability to additional paid-in-capital. The pro forma as adjusted balance sheet data in the table below adjusts the pro forma information to reflect (i) our sale of 8,350,000 shares of common stock in this offering, at an assumed initial public offering price of $9.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of approximately $6.2 million of the net proceeds from this offering to repay all outstanding indebtedness under our loan and security agreement with Horizon Technology Funding Company LLC.

	As of October 1, 2006
			Pro Forma
	Actual	Pro Forma	As Adjusted(1)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$17,863	$17,863	$79,093
Working capital	5,971	8,512	69,742
Total assets	50,529	50,529	111,759
Preferred stock warrant liability	2,541	—	—
Current and long-term notes payable and capital lease obligations	17,459	17,459	11,459
Convertible preferred stock	69,494	—	—
Common stock and additional paid-in-capital	1,010	73,045	140,475
Total stockholders’ equity (deficit)	(63,757)	8,278	75,708

(1)	A $1.00 increase (decrease) in the assumed public offering price of $9.00 per share would increase (decrease) each of cash and cash equivalents, working capital, total assets, common stock and additional paid-in capital and total stockholders’ equity (deficit) by $7.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding whether to invest. Each of these risks could materially adversely affect our business, operating results and financial condition. As a result, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related to Our Business and Industry

     We have a history of losses, and we may not achieve profitability in the future.

We have not been profitable in any fiscal period since we were formed. We experienced a net loss of $19.2 million in 2005 and $15.0 million in the first nine months of 2006. As of October 1, 2006, our accumulated deficit was $64.7 million. We expect to make significant expenditures related to the development of our products and expansion of our business, including expenditures for additional sales and marketing and research and development personnel. As a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company. Additionally, we may encounter unforeseen difficulties, complications and delays and other unknown factors that require additional expenditures. As a result of these increased expenditures, we will have to generate and sustain substantially increased revenue to achieve profitability. Our revenue growth trends in prior periods are not likely to be sustainable. Accordingly, we may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future.

     We face intense competition and expect competition to increase in the future, which could reduce our revenue and customer base.

The market for our products is highly competitive and we expect competition to intensify in the future. This competition could make it more difficult for us to sell our products, and result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results and financial condition. For instance, the decrease in the price of disk drives and other industry standard hardware components has resulted in increased pricing pressure and a reduction in the price per megabyte of storage.

Currently, we face competition from a number of established companies, including EMC Corporation, Hewlett-Packard Company, Hitachi Data Systems Corporation, International Business Machines Corporation, Network Appliance, Inc. and Sun Microsystems, Inc. We also face competition from a large number of private companies and recent market entrants. Many of our current competitors have, and some of our potential competitors could have, longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features.

We expect increased competition from other established and emerging companies, including companies such as networking infrastructure and storage management companies that provide complementary technology and functionality. In addition, third parties currently selling our products could market products and services that compete with ours. Some of our competitors, including EMC and Network Appliance, have made acquisitions of businesses that allow them to offer more directly competitive and comprehensive solutions than they had previously offered. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties. If so, new competitors or alliances that include our competitors may emerge that could acquire significant market share. We expect these trends to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. In addition, large operating system and application vendors, such as Microsoft Corporation, have introduced and may in the future introduce products or functionality that include some of the same functions offered by our products. In the future, further development by these vendors could cause our products to become obsolete. In addition, we compete against internally developed storage solutions as well as combined third-party software and hardware solutions. Any of these competitive threats, alone or in combination with others, could seriously harm our business, operating results and financial condition.

Our operating results may fluctuate significantly, which makes our future results difficult to predict and could cause our operating results to fall below expectations.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. In addition, a significant portion of our quarterly sales typically occurs near the end of the quarter. As a result, small delays can make our operating results difficult to predict. If our revenue or operating results fall below the expectations of investors or any securities analysts that follow our company, the price of our common stock would likely decline.

Factors that may affect our operating results include:

•	the timing and magnitude of shipments and timing of installations of our products in each quarter;

•	reductions in customers’ budgets for information technology purchases, delays in their purchasing cycles or deferments of their product purchases in anticipation of new products or updates from us or our competitors;

•	the rates at which customers purchase additional storage systems from us and renew their service contracts with us;

•	the timing of recognizing revenue as a result of revenue recognition rules;

•	fluctuations in demand, sales cycles and prices for our products and services;

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer requirements;

•	the timing of product releases or upgrades or announcements by us or our competitors;

•	any change in the competitive dynamics of our markets, including new entrants or discounting of product prices;

•	our ability to control costs, including our operating expenses and the costs of the components we use in our products;

•	the possibility of seasonality of demand for our products;

•	volatility in our stock price, which may lead to higher stock compensation expenses pursuant to Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS 123(R), which first became effective for us in the first quarter of 2006 and requires that employee stock-based compensation be measured based on its fair value on the grant date and treated as an expense that is reflected in financial statements over the recipient’s service period;

•	future accounting pronouncements and changes in accounting policies; and

•	geopolitical events such as war or incidents of terrorism.

Our limited operating history in our emerging market makes it difficult to evaluate our current business and future prospects, and may increase the risk of your investment.

Our company has only been in existence since January 2001. We first began shipping products in January 2003 and much of our growth has occurred since October 2005. Our limited operating history in our emerging market makes it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, such as the risks described in this prospectus. If we do not address these risks successfully, our business will be harmed.

Our future financial performance depends on growth in the market for storage of digital content. If this market does not continue to grow at the rate that we forecast, our operating results would be materially and adversely impacted.

Our products are designed to address the market for storage of digital content. This is a new and emerging market. Accordingly, our future financial performance will depend in large part on growth in this market and on our ability to adapt to emerging demands in this market. Changes in technologies could adversely affect the demand for storage systems. For example, advances in file compression technology could result in smaller file sizes and reduce the demand for storage systems. A reduction in demand for storage of digital content caused by lack of customer acceptance, weakening economic conditions, competing technologies and products, decreases in corporate spending or otherwise, would result in decreased revenue or a lower revenue growth rate. We cannot assure you that the market for storage of digital content will grow or that we will be able to respond adequately to changes in this market.

If we are unable to maintain or replace our relationships with customers or to increase the diversification of our customer base, it would be more difficult to maintain or grow our revenue and our growth might be limited.

Historically, a significant portion of our total revenue has come from a limited number of customers in a small number of industries, particularly media and entertainment and Internet companies. For example, our two largest customers in the first nine months of 2006, Comcast Corporation, which purchased through one of our resellers, and Eastman Kodak Company, together accounted for approximately 27% of our total revenue, and our largest customer in 2005, Eastman Kodak Company, accounted for approximately 20% of our total revenue. Because of concentrated purchases by certain new and existing customers, our largest customers have historically varied from quarter to quarter. As a consequence of the concentrated nature of our customers’ purchasing patterns, the proportion of our total revenue derived from a small number of customers may be even higher in any future quarter. We cannot provide any assurance that we will be able to sustain our revenue from these customers because our revenue has largely been generated in connection with these customers’ decisions to deploy large-scale storage installations and their capacity requirements may have been met. In addition, our customers, including Comcast Corporation and Eastman Kodak Company, generally buy systems on a purchase order basis and generally do not enter into long-term contracts or minimum purchase commitments. If we are unable to sustain our revenue from these customers or to replace it with revenue from new or existing customers, our growth may be limited. If economic conditions change for the industries in which our largest customers do business, or if we are unable to attract significant numbers of customers in other targeted industries, including government, oil and gas, and life sciences, our ability to maintain or grow our revenue would be adversely affected.

If we are unable to continue to create valuable innovations in software, we may not be able to generate additional high-margin revenue to increase our gross margins.

Our industry has a history of declining storage hardware prices as measured on a cost per gigabyte of storage capacity basis. In order to maintain or increase our gross margins, we will need to continue to create valuable software that is included with our clustered storage systems and/or sold as separate standalone software applications. Any new feature or application that we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to help increase our overall gross margin. If we are unable to successfully develop or acquire, and then market and sell, additional software functionality, such as our recently introduced SmartConnect and SnapshotIQ software applications, our ability to maintain or increase our high-margin revenue and gross margin will be adversely affected.

If we are unable to develop and introduce new products and respond to technological changes, if our new products do not achieve market acceptance or if we fail to manage product transitions, we may fail to increase, or may lose, market share.

Our future growth depends on the successful development and introduction of new systems and software products. Due to the complexity of storage systems, these products are subject to significant technical risks that may impact our ability to introduce these products successfully. Our new products also may not achieve market acceptance. In addition, our new products must respond to technological changes and evolving industry standards. If we are unable, for technological or other reasons, to develop and introduce new products in a timely manner in response to changing market conditions or customer requirements, or if these products do not achieve market acceptance, our operating results could be materially and adversely affected.

Product introductions by us in future periods may also reduce demand for our existing products. As new or enhanced products are introduced, we must successfully manage the transition from older products in order to minimize disruption in customers’ ordering patterns, avoid excessive levels of older product inventories and ensure that sufficient supplies of new products can be delivered to meet customer demand.

We rely on value-added resellers and other distribution partners to sell our products, and disruptions to, or our failure to develop and manage, our distribution channels and the processes and procedures that support them could result in these resellers and partners discontinuing the marketing and distribution of our products and services.

Our future success is highly dependent upon establishing and maintaining successful relationships with a variety of value-added resellers and other distribution partners, which we collectively refer to as channel partners. A significant portion of our total revenue is currently derived through our channel partners. Therefore, our ability to maintain or grow our revenue will likely depend, in part, on our ability to maintain our arrangements with our existing channel partners and to establish and expand arrangements with new channel partners, and any failure to do so could have a material adverse effect on our future revenue. Additionally, by relying on channel partners, we may have less contact with the ultimate users of our products, thereby making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our products, service ongoing customer requirements and respond to evolving customer needs.

Recruiting and retaining qualified channel partners and training them in our technology and product offerings require significant time and resources. In order to develop and expand our distribution channel, we must continue to scale and improve our processes and procedures that support our channel partners, including investments in systems and training. Those processes and procedures may become increasingly complex and difficult to manage.

We typically enter into non-exclusive, written distribution agreements with our channel partners that generally have a one-year term, have no minimum sales commitment and do not prohibit them from offering products and services that compete with ours. Accordingly, our channel partners may choose to discontinue offering our products and services or may not devote sufficient attention and resources toward selling our products and services. Our competitors may provide incentives to our existing and potential channel partners to use or purchase their products and services or to prevent or reduce sales of our products and services. Some of our channel partners possess significant resources and advanced technical abilities and may, either independently or jointly with our competitors, develop and market products and related services that compete with our offerings. If this were to occur, these channel partners might discontinue marketing and distributing our products and services. In addition, these channel partners would have an advantage over us when marketing their competing products and related services because of their existing customer relationships. The occurrence of any of these events would likely materially adversely affect our business, operating results and financial condition.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate significantly.

The timing of our revenue is difficult to predict. Our sales efforts involve educating our customers about the use and benefits of our products, including their technical capabilities and potential cost savings to an organization. Customers typically undertake a significant evaluation process that in the past has resulted in a lengthy sales cycle, in some cases over 12 months. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce any sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. If we do not realize expected sales from a specific customer for a particular quarter in that quarter or at all, our business, operating results and financial condition could be harmed.

Claims by others that we infringe their proprietary technology could cause us to incur substantial costs, distract our management and, if these claims are successful, require us to pay substantial damages or prevent us from offering our products.

Third parties could claim that our products or technologies infringe their proprietary rights. The data storage industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We expect that infringement claims may further increase as the number of products and competitors in our market increases. Although we have not to date been involved in any litigation related to intellectual property, we received a letter on July 31, 2006 from counsel to SeaChange International, Inc., a supplier of video-on-demand digital server systems and software to the television industry, suggesting that our products may be using SeaChange’s patented technology. We sent a response letter to SeaChange on August 7, 2006 to convey our good faith belief, based on our initial review of SeaChange’s patents, that the SeaChange patents are not relevant to Isilon’s products. We have exchanged additional correspondence with SeaChange’s legal counsel, who, among other things, alleged infringement and requested a meeting to discuss SeaChange’s concerns. We have investigated these allegations with the assistance of counsel, and we believe that we do not infringe. If we are unable to reach an amicable resolution of this dispute, it is possible that litigation with SeaChange may result. The outcome of any litigation is inherently unpredictable, and accordingly, we cannot assure you that, in the future, a court would not find that our products infringed these patents. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims from other third parties. We cannot assure you that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights.

Any claim of infringement by a third party, even one without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our products. In addition, we might be required to seek a license for the use of the infringed intellectual property, which might not be available on commercially reasonable terms or at all. Alternatively, we might be required to develop non-infringing technology, which could require significant effort and expense and might ultimately be unsuccessful. Any of these events could seriously harm our business, operating results and financial condition. Third parties may also assert infringement claims against our customers and channel partners. Any of these claims would require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because we generally indemnify our customers and channel partners from claims of infringement of proprietary rights of third parties. If any of these claims succeeds, we might be forced to pay damages on behalf of our customers or channel partners, which could have a material adverse effect on our business, operating results and financial condition.

     We derive substantially all of our total revenue from sales of our Isilon IQ product family and related services, and a decline in demand for our Isilon IQ product family would cause our revenue to grow more slowly or to decline.

We derive substantially all of our total revenue from sales of our Isilon IQ product family and customer and technical support services associated with this product family. As a result, we are vulnerable to fluctuations in demand for this product family, whether as a result of competition, product obsolescence, technological change, customer budgetary constraints or other factors. If demand for our Isilon IQ product family were to decline, our financial condition would be harmed.

     We currently rely on a single contract manufacturer to assemble our products, and our failure to forecast demand for our products accurately or manage our relationship with our contract manufacturer successfully could negatively impact our ability to sell our products.

We currently rely on a single contract manufacturer, Sanmina-SCI Corporation, to assemble our products, manage our supply chain and, alone or together with us, negotiate component costs. Our reliance on Sanmina reduces our control over the assembly process, exposing us to risks, including reduced control over quality assurance, production costs and product supply. If we fail to manage our relationship with Sanmina effectively, or if

Sanmina experiences delays, disruptions, capacity constraints or quality control problems in its operations, our ability to ship products to our customers could be impaired and our competitive position and reputation could be harmed. If we and Sanmina are unable to negotiate with suppliers for reduced component costs, our operating results would be harmed. Additionally, Sanmina can terminate our agreement for any reason upon 120 days’ notice or for cause upon 30 days’ notice. If we are required to change contract manufacturers or assume internal manufacturing operations, we may lose revenue, incur increased costs and damage our customer relationships. Qualifying a new contract manufacturer and commencing volume production are expensive and time-consuming. We are required to provide forecasts to Sanmina regarding product demand and production levels. If we inaccurately forecast demand for our products, we may have excess or inadequate inventory or incur cancellation charges or penalties, which could adversely impact our operating results.

We intend to introduce new products and product enhancements, which could require us to achieve volume production rapidly by coordinating with Sanmina and component suppliers. We may need to increase our component purchases, contract manufacturing capacity, and internal test and quality functions if we experience increased demand. The inability of Sanmina to provide us with adequate supplies of high-quality products, or an inability to obtain adequate quantities of components, could cause a delay in our order fulfillment, and our business, operating results and financial condition would be adversely affected.

     If we fail to manage future growth effectively, we may not be able to market and sell our products and services successfully.

We have expanded our operations significantly since inception and anticipate that further significant expansion will be required. Our future operating results depend to a large extent on our management’s ability to manage expansion and growth successfully, including, but not limited to, training our sales personnel to become productive and generate revenue, forecasting revenue, controlling expenses, implementing and enhancing infrastructure, systems and processes, addressing new markets and expanding international operations. A failure to manage our growth effectively could materially and adversely affect our ability to market and sell our products and services.

     Our products incorporate components that are obtained in spot markets, and, as a result, our cost structure and our ability to respond in a timely manner to customer demand are sensitive to volatility in the market prices for these components.

A significant portion of our expenses is directly related to the pricing of commoditized components utilized in the manufacture of our products, such as memory chips, disk drives and CPUs. As part of our procurement model, we do not enter into long-term supply contracts for these components, but instead have our contract manufacturer purchase these components on our behalf. In some cases, our contract manufacturer does so in a competitive-bid purchase order environment with suppliers or on the open market at spot prices. As a result, our cost structure is affected by price volatility in the marketplace for these components, especially for disk drives. This volatility makes it difficult to predict expense levels and operating results and may cause them to fluctuate significantly. Furthermore, if we are successful in growing our business, we may not be able to continue to procure components on the spot market, which would require us to enter into contracts with component suppliers to obtain these components. This could increase our costs and decrease our gross margins.

We maintain relatively low inventory and acquire components only as needed; as a result, if shortages of these components arise, we may not be able to secure enough components to build new products to meet customer demand.

We maintain relatively low inventory and acquire components only as needed, and neither we nor our contract manufacturer enter into long-term supply contracts for these components. As a result, our ability to respond to customer orders efficiently may be constrained by the then-current availability or terms and pricing of these components. Our industry has experienced component shortages and delivery delays in the past, and we may experience shortages or delays of critical components in the future as a result of strong demand in the industry or other factors. For example, disk drives can represent a significant portion of our cost of revenue, and both the price and availability of various kinds of disk drives are subject to substantial volatility in the spot market. In the past, we have encountered situations where we paid higher prices than we had anticipated for disk drives or had to use a larger-size drive as a replacement. Likewise, the industry recently experienced a shortage of selected memory chips, which caused some of our motherboard suppliers to reduce or suspend shipments to us. This delayed our ability to ship selected configurations to some of our customers, and in some cases accelerated a transition by us to other components. In addition, new generations of disk drives are often in short supply and are subject to industry allocations that may limit our ability to procure these disk drives. Many of the other components required to build our systems are occasionally in short supply and subject to industry allocations. If shortages or delays arise, the prices of these components may increase or the components may not be available at all. We may not be able to secure enough components at reasonable prices or of acceptable quality to build new products to meet customer demand, which could adversely affect our business, operating results and financial condition.

We rely on a limited number of suppliers, and in some cases single-source suppliers, and any disruption or termination of these supply arrangements could delay shipments of our products and could materially and adversely affect our relationships with current and prospective customers.

We rely on a limited number of suppliers for several key components utilized in the assembly of our products. We purchase our disk drives through several suppliers. We purchase computer boards and microprocessors from a limited number of suppliers, and purchase several of our required components, such as chassis, from a single supplier. This reliance on a limited number of suppliers involves several risks, including:

•	supplier capacity constraints;

•	price increases;

•	timely delivery; and

•	component quality.

Component quality is particularly significant with respect to our suppliers of disk drives. In order to meet product capacity requirements, we must obtain disk drives of extremely high quality and capacity. We cannot assure you that we will be able to obtain enough of these components in the future or that prices of these components will not increase. In addition, problems with respect to yield and quality of these components and timeliness of deliveries could occur. Disruption or termination of the supply of these components could delay shipments of our products and could materially and adversely affect our relationships with current and prospective customers. These delays could also materially and adversely affect our operating results.

If we lose key personnel, if key personnel are distracted or if we are unable to attract and retain highly-qualified personnel on a cost-effective basis, it would be more difficult for us to manage our existing business operations and to identify and pursue new growth opportunities.

Our future performance depends on the continued service of our key technical, sales, services and management personnel. We rely on our executive officers and senior management to manage our existing business operations and to identify and pursue new growth opportunities. The loss of key employees could result in significant disruptions to our business, and the integration of replacement personnel could be time-consuming, cause additional disruptions to our business or be unsuccessful. In addition, key personnel may be distracted by activities unrelated to our business. For instance, prior to joining us, Steven Goldman, our President and Chief Executive Officer, served in various senior executive positions in sales, marketing and services at F5 Networks, Inc. Mr. Goldman has been named, together with other former and current officers and directors of F5 Networks, as a co-defendant in a number of federal and state derivative lawsuits that have been filed since May 2006. The plaintiffs in these actions are seeking to bring derivative claims on behalf of F5 Networks against the defendants based on allegations of improper stock option pricing practices. Mr. Goldman has engaged his own counsel to represent him in these actions and believes that he has meritorious defenses to all claims against him. We currently carry key person life insurance covering only Mr. Goldman, and this insurance may not be able to compensate us adequately for the loss of Mr. Goldman’s services in the event of his death. The loss of the services, or distraction, of Mr. Goldman or other key executives for any reason could adversely affect our business, operating results and financial condition.

Our future success also depends on our continued ability to attract and retain highly-qualified technical, sales, services and management personnel. In particular, our ability to enhance and maintain our technology requires talented software development engineers with specialized skills in areas such as distributed computing, file systems and operating systems. If we are not able to recruit and retain these engineers, the quality and speed with which our products are developed would likely be seriously compromised, and our reputation and business would suffer as a result. Competition for these and the other personnel we require, particularly in the Seattle metropolitan area, is intense, and we may fail to retain our key technical, sales, services and management employees or to attract or retain other highly-qualified technical, sales, services and management personnel in the future.

Our ability to sell our products is highly dependent on the quality of our service offerings, and our failure to offer high-quality service offerings would have a material adverse effect on our ability to market and sell our products and services.

After our products are deployed within our customers’ networks, our customers depend on our services organization to resolve issues relating to our products. High-quality support services are critical for the successful marketing and sale of our products. If we or our channel partners do not effectively assist our customers in deploying our products, succeed in helping our customers to resolve post-deployment issues quickly, and provide ongoing support, it would adversely affect our ability to sell our products to existing customers and could harm our prospects with potential customers. In addition, as we expand our operations internationally, our services organization will face additional challenges, including those associated with delivering services, training and documentation in languages other than English. As a result, our failure to maintain high-quality support services could have a material adverse effect on our business, operating results and financial condition.

Our products are highly technical and may contain undetected software or hardware defects, which could cause data unavailability, loss or corruption that might, in turn, result in liability to our customers and harm to our reputation and business.

Our storage products are highly technical and complex and are often used to store information critical to our customers’ business operations. Our products have contained and may contain undetected errors, defects or security vulnerabilities that could result in data unavailability, loss or corruption or other harm to our customers. Some errors in our products may only be discovered after they have been installed and used by customers. Any errors, defects or security vulnerabilities discovered in our products after commercial release, as well as any computer virus or human error on the part of our customer support or other personnel resulting in a customer’s data unavailability, loss or corruption could result in a loss of revenue or delay in revenue recognition, a loss of customers or increased service and warranty costs, any of which could adversely affect our business, operating results and financial condition. In addition, we could face claims for product liability, tort or breach of warranty, including claims relating to changes to our products made by our channel partners. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may be difficult to enforce. Defending a lawsuit, regardless of its merit, would be costly and might divert management’s attention and adversely affect the market’s perception of us and our products. In addition, if our business liability insurance coverage proves inadequate with respect to a claim or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely impacted.

Our international sales and operations and offshore development initiative subject us to additional risks that may adversely affect our international operations and reduce our international sales.

We derived approximately 17% and 20% of our total revenue from customers outside the United States in 2005 and the first nine months of 2006, respectively. We have sales and technical support personnel in several countries worldwide. We expect to continue to add personnel in additional countries. In addition, we use an offshore software development team from a third-party contract engineering provider in Moscow, Russia, and we may expand our offshore development effort within Russia and possibly in other countries. Our various international operations subject us to a variety of risks, including:

•	the difficulty of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

•	the challenge of managing development teams in geographically disparate locations;

•	tariffs and trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in various foreign markets;

•	increased exposure to foreign currency exchange rate risk;

•	the ability of our third-party contract engineering provider in Moscow, Russia to terminate our agreement for any reason upon 90 days’ notice after May 31, 2007;

•	reduced protection for intellectual property rights in some countries, including Russia; and

•	political and economic instability.

As we expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

     If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our success is dependent in part on obtaining, maintaining and enforcing our patent and other proprietary rights. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. The steps we have taken to protect our proprietary rights may not be adequate to prevent misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to prevent this misappropriation or infringement is uncertain, particularly in countries outside of the United States. Further, with respect to patent rights, we do not know whether any of our pending patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. Even if patents are issued to us, they may be contested, circumvented or invalidated. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as a result, our competitors may be able to develop technologies similar or superior to ours.

Protecting against the unauthorized use of our products, trademarks and other proprietary rights is expensive and difficult. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Any such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, operating results and financial condition. Further, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforcing their intellectual property rights than we have. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

     Our use of open source and third-party software could impose unanticipated conditions or restrictions on our ability to commercialize our products.

We incorporate open source software into our products. Although we monitor our use of open source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by United States courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In this event, we could be required to seek licenses from third parties in order to continue offering our products, to make generally available, in source code form, proprietary code that links to certain open source modules, to re-engineer our products, or to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

We may also find that we need to incorporate certain proprietary third-party technologies, including software programs, into our products in the future. However, licenses to relevant third-party technology may not be available to us on commercially reasonable terms, or at all. Therefore, we could face delays in product releases until equivalent technology can be identified, licensed or developed, and integrated into our current products. These delays, if they occur, could materially adversely affect our business, operating results and financial condition.

     Our products must interoperate with many software applications that are developed by others and if we are unable to devote the necessary resources to ensure that our products interoperate with those applications, we may fail to increase, or we may lose, market share and we may experience a weakening demand for our products.

Our products must interoperate with many software applications that are developed by others. When new or updated versions of these software applications are introduced, we must sometimes develop updated versions of our software so that they interoperate properly with these applications. We may not accomplish these development efforts quickly, cost-effectively or at all. These development efforts require substantial capital investment and the devotion of substantial employee resources. For example, our products currently interoperate with a number of data protection applications marketed by vendors such as Symantec Corporation and EMC. If we fail to maintain compatibility with these applications, our customers may not be able to protect adequately the data resident on our products and we may, among other consequences, fail to increase, or we may lose, market share and experience a weakening in demand for our products, which would adversely affect our business, operating results and financial condition.

     Our products must interoperate with various data-access protocols and, if we are unable to ensure that our products interoperate with these protocols, our products might become less competitive.

Our products interoperate with servers and software applications predominantly through the use of protocols, many of which are created and maintained by independent standards organizations. However, some of these protocols that exist today or that may be created in the future are or could be proprietary technology and therefore require licensing the proprietary protocol’s specifications from a third party or implementing the protocol without specifications, which might entail significant effort on our part. If we fail to obtain a license to these specifications from third-party vendors on reasonable terms or at all, and we are not able to implement the protocol in the absence of these specifications, our products might become less competitive, which would harm our business. For example, Microsoft Corporation maintains and enhances the Common Internet File System, or CIFS, a proprietary protocol that our products use to communicate with the Windows operating system, the most popular computer operating system in the world. Although our products are currently compatible with CIFS, at present we do not license the specifications to this proprietary protocol. If we are not able to continue to maintain adequate compatibility with CIFS or if we are not able to license adequate specifications to this protocol on reasonable terms, our products would likely be less competitive in the marketplace, which would adversely affect our business, operating results and financial condition.

     If our products do not interoperate with our customers’ networks, servers or software applications, installations would be delayed or cancelled.

Our products must interoperate with our customers’ existing infrastructure, specifically their networks, servers and software applications. This infrastructure often utilizes multiple protocol standards, products from multiple vendors and a wide range of storage features. If we find, as we have in the past, defects in the existing software or hardware used in our customers’ infrastructure or an incompatibility or deficiency in our software, we may have to modify our software so that our products will interoperate with our customers’ infrastructure. This could cause longer sales and implementation cycles for our products and could cause order cancellations, either of which would adversely affect our business, operating results and financial condition.

     We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders, reduce our financial resources and result in increased expenses.

In the future, we may acquire other businesses, products or technologies. We have not made any acquisitions to date. Accordingly, our ability as an organization to make acquisitions is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not strengthen our competitive position or achieve our goals, or these acquisitions may be viewed negatively by customers, financial markets or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and adversely impact our business, operating results and financial condition. Future acquisitions may reduce our cash available for operations and other uses, and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt.

     Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our operating results and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of existing accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, as a result of SFAS 123(R), our results of operations in 2006 reflect expenses that are not reflected in prior periods, making it more difficult for investors to evaluate our 2006 results of operations relative to prior periods.

     If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in anticipation of being a public company and eventually being subject to Section 404 of the Sarbanes-Oxley Act of 2002, which will in the future require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments. Both we and our independent auditors will be testing our internal controls in anticipation of being subject to Section 404 requirements and, as part of that documentation and testing, will identify areas for further attention and improvement. Implementing any appropriate changes to our internal controls may entail substantial costs in order to modify our existing financial and accounting systems, take a significant period of time to complete, and distract our officers, directors and employees from the operation of our business. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or a consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may seriously affect our stock price.

     Our business is subject to increasingly complex environmental legislation that has increased both our costs and the risk of noncompliance.

We face increasing complexity in our product design and procurement operations as we adjust to new and upcoming requirements relating to the materials composition of many of our products. The European Union, or EU, has adopted certain directives to facilitate the recycling of electrical and electronic equipment sold in the EU, including the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS, directive. The RoHS directive restricts the use of lead, mercury and certain other substances in electrical and electronic products placed on the market in the EU after July 1, 2006.

In connection with our compliance with these environmental laws and regulations, we could incur substantial costs, including reserves taken for excess component inventory, and be subject to disruptions to our operations and logistics. In addition, we will need to ensure that we can manufacture compliant products and that we can be assured a supply of compliant components from suppliers. Similar laws and regulations have been proposed or may be enacted in other regions, including in the United States, China and Japan. Other environmental regulations may require us to reengineer our products to utilize components that are compatible with these regulations, and this reengineering and component substitution may result in additional costs to us. We cannot assure you that existing laws or future laws will not have a material adverse effect on our business.

     We are subject to governmental export and import controls that could impair our ability to compete in international markets.

Because we incorporate encryption technology into our products, our products are subject to United States export controls and may be exported outside the United States only with the required level of export license or through an export license exception. In addition, various countries regulate the importation of certain encryption technology and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations or change in the countries, persons or technologies targeted by these regulations could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations.

     If we need additional capital in the future, it may not be available to us on favorable terms, or at all.

We have historically relied on outside financing and customer payments to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financing in the future to fund our operations or respond to competitive pressures or strategic opportunities. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

     Our business is subject to the risks of earthquakes and other natural catastrophic events, and to interruption by man-made problems such as computer viruses or terrorism.

Our corporate headquarters are located in Seattle, Washington, an area that is at heightened risk of earthquake and volcanic events. We may not have adequate business interruption insurance to compensate us for losses that may occur from any such significant events. A significant natural disaster, such as an earthquake or volcanic eruption, could have a material adverse impact on our business, operating results and financial condition. Also, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. In addition, acts of terrorism could cause disruptions in our or our customers’ business or the economy as a whole. To the extent that these disruptions result in delays or cancellations of customer orders or the deployment of our products, our business, operating results and financial condition would be adversely affected.

Risks Related to this Offering and Ownership of Our Common Stock

     The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

Our common stock has no prior trading history. The trading prices of the securities of technology companies have been highly volatile. Factors affecting the trading price of our common stock, some of which are outside our control, will include:

•	variations in our operating results or those of our competitors;

•	announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;

•	the gain or loss of significant customers;

•	the level of sales in a particular quarter;

•	lawsuits threatened or filed against us;

•	the recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts who elect to follow our common stock;

•	market conditions in our industry, the industries of our customers and the economy as a whole; and

•	the adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Each of these factors, among others, could have a material adverse effect on your investment in our common stock. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of its merits or outcome, it would likely result in substantial costs and divert management’s attention and resources. This could have a material adverse effect on our business, operating results and financial condition.

     A market may not develop for our securities, and our stock price may decline after this offering.

Prior to this offering, there has been no public market for shares of our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of our common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. Our company, the selling stockholders and the representatives of the underwriters will negotiate to determine the initial public offering price. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. As a result of these and other factors, the price of our common stock may decline, possibly materially.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately 71.5% of our outstanding common stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see the section entitled “Principal and Selling Stockholders.”

     Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-up agreements and other restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of October 1, 2006, upon completion of this offering, we will have outstanding 60,493,187 shares of common stock. Of these shares, only the 8,350,000 shares of common stock sold in this offering would be freely tradable, without restriction, in the public market. Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion, permit our directors, officers, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. The lock-up is subject to extension under some circumstances. For additional information, see “Shares Eligible for Future Sale — Lock-Up Agreements.”

At various times after the lock-up agreements pertaining to this offering expire, up to an additional 52,143,187 shares will be eligible for sale in the public market, of which 43,028,490 are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and, in certain cases, various vesting agreements.

In addition, the 17,035,917 shares that, as of October 1, 2006, were either subject to outstanding options under our 2001 Stock Plan or reserved for future issuance under our 2006 Equity Incentive Plan or 2006 Employee Stock Purchase Plan and the 409,478 shares that, as of October 1, 2006, were subject to outstanding warrants will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. For additional information, see “Shares Eligible for Future Sale.”

Some of our existing stockholders and holders of warrants have demand and piggyback rights to require us to register with the Securities and Exchange Commission, or SEC, up to 47,336,609 shares of our common stock. If we register these shares of common stock, the stockholders would be able to sell those shares freely in the public market. All of these shares are subject to lock-up agreements restricting their sale for 180 days after the date of this prospectus, subject to extension or reduction.

After this offering, we intend to register approximately 17,035,917 shares of our common stock that we have issued or may issue under our equity plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements, if applicable, described above and various vesting agreements.

     If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on any research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event securities or industry analysts cover our company and one or more of these analysts downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

     As a new investor, you will experience substantial dilution as a result of this offering.

The assumed initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate dilution of $7.75 per share in the pro forma net tangible book value per share from the price they paid, based on an assumed initial public offering price of $9.00 per share (the midpoint of the range set forth on the cover page of this prospectus). In addition, investors who purchase shares in this offering will contribute approximately 50.4% of the total amount of equity capital raised by us through the date of this offering, but will only own approximately 13.8% of our outstanding shares. In addition, we have issued options and warrants to acquire common stock at prices significantly below the assumed initial public offering price. To the extent outstanding options and warrants are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock.

     We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and The NASDAQ Stock Market, require certain corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs significantly and to make some activities more time-consuming and costly. We will also incur additional costs associated with our public company reporting requirements. In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors or as executive officers.

     Provisions in our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	provide that directors may only be removed “for cause;”

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which has the effect of requiring all stockholder actions to be taken at a meeting of stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company by prohibiting stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us unless certain approvals are obtained.

     Our management will have broad discretion as to the use of the net proceeds from this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion in using the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering to repay approximately $6.2 million — the full principal, accrued interest and prepayment premium on the amounts outstanding under our loan and security agreement with Horizon Technology Funding Company LLC — and for general corporate purposes, which includes the repayment of any amounts outstanding under our outstanding credit facility with Silicon Valley Bank and may include acquisitions of or investments in complementary businesses, technologies or other assets. We have not allocated these net proceeds for any specific purposes other than to repay approximately $6.2 million of outstanding indebtedness and any amounts outstanding under our credit facility. Our management might not be able to obtain a significant return, if any, on investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus includes forward-looking statements. All statements contained in this prospectus other than statements of historical facts, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend” and “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform these statements to actual results or revised expectations.

This prospectus also contains estimates and other information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications, surveys and forecasts generated by International Data Corporation and Enterprise Strategy Group. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications, surveys and forecasts.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $67.4 million, assuming an initial public offering price of $9.00 per share (the midpoint of the range listed on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share would increase (decrease) the net proceeds to us from this offering by $7.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same after deducting estimated underwriting discounts and commissions. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds would be approximately $72.5 million after deducting estimated underwriting discounts and commissions. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders pursuant to the exercise of the underwriters’ over-allotment option, if exercised.

The principal purposes of this offering are to create a public market for our common stock and to facilitate the possibility of future access to the public equity markets. We intend to use approximately $6.2 million of the net proceeds of this offering to pay in full the principal, accrued interest and prepayment premium on the amounts outstanding under our loan and security agreement with Horizon Technology Funding Company LLC. The loan has an interest rate equal to 11.78% per annum and has a maturity date of July 1, 2009. We used the proceeds of this loan for working capital and other general corporate purposes.

In addition, we intend to repay any amounts outstanding under our credit facility with Silicon Valley Bank. As of November 22, 2006, we had $3.9 million outstanding under this credit facility. The credit facility has a variable interest rate equal to the prime rate announced by Silicon Valley Bank plus an applicable margin of up to one percentage point. The minimum variable interest rate under the credit facility is 6.25% per annum. The interest rate on the credit facility was 9.25% per annum as of November 22, 2006. The credit facility has a maturity date of January 17, 2007, but we have the option to extend the maturity date for one year by paying an extension fee to Silicon Valley Bank. We used the proceeds of this loan for working capital and other general corporate purposes.

We expect to use the remaining net proceeds for working capital and other general corporate purposes, including capital expenditures of approximately $11.0 million in 2007 and expenditures for product development and expanding our manufacturing, engineering, operations, marketing and sales departments. We plan to add additional direct sales executives in regions across the United States. In addition, we plan to use net proceeds from this offering to build our international sales and marketing presence in Europe, Asia, Latin America and the Middle East. However, we have not determined the amounts that we will expend in each of these areas, as these amounts could vary significantly based on the amount of our future revenue and market conditions.

Additionally, we may choose to expand our current business through acquisitions of or investments in other complementary businesses, products or technologies. However, we have no negotiations, agreements or commitments with respect to any material acquisitions at this time.

Pending the uses described above, we intend to invest the net proceeds in a variety of short-term, interest-bearing, investment grade securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. Our loan and security agreements with Silicon Valley Bank and Horizon Technology Funding Company LLC limit our ability to pay dividends. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our unaudited cash, cash equivalents and marketable securities and capitalization as of October 1, 2006, as follows:

•	On an actual basis;

•	On a pro forma basis to give effect (i) to the automatic conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering and (ii) to the reclassification of the preferred stock warrant liability to additional paid-in-capital upon the conversion of these warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock upon the closing of this offering; and

•	On a pro forma as adjusted basis to also give effect (i) to the issuance and sale by us of 8,350,000 shares of common stock in this offering, and the receipt of the net proceeds from our sale of these shares at an assumed initial public offering price of $9.00 per share (the midpoint of the range listed on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) to the application of approximately $6.2 million of the net proceeds from this offering to repay in full the principal, accrued interest and prepayment premium under our loan and security agreement with Horizon Technology Funding Company LLC.

You should read this table in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of October 1, 2006
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands, except per share data)

Cash and cash equivalents(1)	$17,863	$17,863	$79,093

Current and long-term notes payable and capital lease obligations(2)	$17,459	$17,459	$11,459

Preferred stock warrant liability	2,541	—	—

Mandatorily redeemable convertible preferred stock, par value $0.00001; 87,814 shares authorized (actual), 43,496 shares issued and outstanding (actual); no shares authorized (pro forma and pro forma as adjusted), no shares issued or outstanding (pro forma and pro forma as adjusted)	69,494	—	—

Stockholders’ equity (deficit):
Preferred stock, par value $0.00001; no shares authorized (actual and pro forma), no shares issued or outstanding (actual and pro forma); 10,000 shares authorized (pro forma as adjusted), no shares issued or outstanding (pro forma as adjusted)	—	—	—
Common stock, par value $0.00001; 72,917 shares authorized (actual), 8,647 shares issued and outstanding (actual); 72,917 shares authorized (pro forma), 52,143 shares issued and outstanding (pro forma); 250,000 shares authorized (pro forma as adjusted), 60,493 shares issued and outstanding (pro forma as adjusted)	—	1	1
Additional paid-in capital(1)	1,010	73,044	140,474
Accumulated other comprehensive loss	(68)	(68)	(68)
Accumulated deficit	(64,699)	(64,699)	(64,699)

Total stockholders’ equity (deficit)(1)	(63,757)	8,278	75,708

Total capitalization(1)	$25,737	$25,737	$87,167

(footnote on next page)

(1)	A $1.00 increase (decrease) in the assumed public offering price of $9.00 per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $7.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

(2)	As of October 1, 2006, $11.9 million in principal was outstanding under our credit facility with Silicon Valley Bank. As of November 22, 2006, this amount had been reduced to $3.9 million. We intend to use the net proceeds from this offering to repay any amounts outstanding under this credit facility.

The table above excludes the following shares:

•	6,356,275 shares of common stock issuable upon exercise of options outstanding at October 1, 2006, at a weighted average exercise price of $0.88 per share;

•	381,539 shares of common stock issuable upon exercise of options granted between October 1, 2006 and November 21, 2006, at a weighted average exercise price of $6.12 per share;

•	409,478 shares of common stock issuable upon exercise of warrants outstanding at October 1, 2006, at a weighted average exercise price of $1.83 per share;

•	9,929,642 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan; and

•	750,000 shares of common stock reserved for future issuance under our 2006 Employee Stock Purchase Plan.

If the underwriters’ over-allotment option is exercised in full, warrants to purchase 129,992 shares of our common stock, with an exercise price of $2.30784 per share, will remain outstanding following this offering.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering.

Our pro forma net tangible book value as of October 1, 2006 was $8.3 million, or $0.16 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of October 1, 2006, after giving effect (i) to the automatic conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering and (ii) to the reclassification of the preferred stock warrant liability to additional paid-in-capital upon the conversion of these warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock upon the closing of this offering.

After giving effect to our sale in this offering of 8,350,000 shares of common stock at an assumed initial public offering price of $9.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of October 1, 2006 would have been approximately $75.7 million, or $1.25 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.09 per share to our existing stockholders and an immediate dilution of $7.75 per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial offering price per share		$9.00
Pro forma net tangible book value per share as of October 1, 2006	$0.16
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	1.09

Pro forma net tangible book value per share after this offering		1.25
Dilution in pro forma net tangible book value per share to investors in this offering		$7.75

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to this offering would be approximately $1.32 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be approximately $7.68 per share.

The following table summarizes, as of October 1, 2006, the differences between the number of shares of common stock purchased from us, after giving effect to the conversion of our convertible preferred stock into common stock, the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing shares in this offering at the assumed initial public offering price of $9.00 per share (the midpoint of the range set forth on the cover page of this prospectus), before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares		Total
	Purchased		Consideration(1)		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	52,143,187	86.2%	$73,954,360	49.6%	$1.42
New investors	8,350,000	13.8	75,150,000	50.4	$9.00

Total	60,493,187	100.0%	$149,104,360	100.0%

(1)	A $1.00 increase (decrease) in the assumed public offering price of $9.00 per share would increase (decrease) total consideration paid by new investors by $8.4 million and as a percentage of total consideration by three percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own approximately 84.3% and our new investors would own approximately 15.7% of the total number of shares of our common stock outstanding after this offering.

The table and discussion immediately above excludes the following shares:

•	6,356,275 shares of common stock issuable upon exercise of options outstanding at October 1, 2006, at a weighted average exercise price of $0.88 per share;

•	381,539 shares of common stock issuable upon exercise of options granted between October 1, 2006 and November 21, 2006, at a weighted average exercise price of $6.12 per share;

•	409,478 shares of common stock issuable upon exercise of warrants outstanding at October 1, 2006, at a weighted average exercise price of $1.83 per share;

•	9,929,642 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan; and

•	750,000 shares of common stock reserved for future issuance under our 2006 Employee Stock Purchase Plan.

If the underwriters’ over-allotment option is exercised in full, warrants to purchase 129,992 shares of our common stock, with an exercise price of $2.30784 per share, will remain outstanding following this offering.

To the extent outstanding options or warrants are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. We report financial results on a fiscal year of 52 or 53 weeks ending on the Sunday closest to December 31 of that year. The consolidated statements of operations data for the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and the consolidated balance sheet data as of January 2, 2005 and January 1, 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the period from inception through December 31, 2001 and the year ended December 31, 2002 and the consolidated balance sheet data as of December 31, 2001, 2002 and 2003 are derived from our consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the nine months ended October 2, 2005 and October 1, 2006 and the consolidated balance sheet data as of October 1, 2006 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited financial statements contained in this prospectus and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results to be expected in any future period, and the results for the nine months ended October 1, 2006 are not necessarily indicative of the results to be expected for the full year.

The pro forma net loss per common share data are computed using the weighted average number of shares of common stock outstanding, after giving effect to the conversion (using the if-converted method) of all shares of our convertible preferred stock into common stock as though the conversion had occurred on the original dates of issuance.

	Period from
	January 24,
	2001					Nine Months
	(Inception) to	Year Ended				Ended
	December 31,	December 31,	December 31,	January 2,	January 1,	October 2,	October 1,
	2001	2002	2003	2005	2006	2005	2006
	(in thousands)

Consolidated Statements of Operations Data:
Total revenue	$—	$—	$1,293	$7,653	$21,083	$12,379	$41,623
Total cost of revenue(1)	—	—	861	4,163	11,575	7,374	19,863

Gross profit	—	—	432	3,490	9,508	5,005	21,760

Operating expenses:
Research and development(1)	1,333	5,016	4,410	7,446	12,478	8,943	11,858
Sales and marketing(1)	119	1,122	2,742	6,305	12,377	8,484	17,205
General and administrative(1)	999	1,354	1,647	2,300	3,681	2,571	5,186

Total operating expenses	2,451	7,492	8,799	16,051	28,536	19,998	34,249

Loss from operations	(2,451)	(7,492)	(8,367)	(12,561)	(19,028)	(14,993)	(12,489)
Other income (expense), net	122	144	103	18	(68)	(20)	(2,480)

Loss before income tax expense and cumulative effect of change in accounting principle	(2,329)	(7,348)	(8,264)	(12,543)	(19,096)	(15,013)	(14,969)
Income tax expense	—	—	—	—	—	—	(60)

Loss before cumulative effect of change in accounting principle	(2,329)	(7,348)	(8,264)	(12,543)	(19,096)	(15,013)	(15,029)
Cumulative effect of change in accounting principle	—	—	—	—	(89)	(89)	—

Net loss	$(2,329)	$(7,348)	$(8,264)	$(12,543)	$(19,185)	$(15,102)	$(15,029)

Net loss per common share, basic and diluted	$(1.88)	$(3.93)	$(3.30)	$(3.61)	$(3.95)	$(3.20)	$(2.36)
Shares used in computing basic and diluted net loss per common share	1,235	1,868	2,502	3,474	4,852	4,719	6,381
Pro forma net loss per common share, basic and diluted (unaudited)					$(0.44)		$(0.31)
Shares used in computing pro forma basic and diluted net loss per common share (unaudited)					43,575		48,633

(footnote on next page)

(1)	Includes stock-based compensation expense as follows:

	Period from
	January 24,
	2001
	(Inception) to	Year Ended				Nine Months Ended
	December 31,	December 31,	December 31,	January 2,	January 1,	October 2,	October 1,
	2001	2002	2003	2005	2006	2005	2006
	(in thousands)

Total cost of revenue	$—	$—	$—	$—	$—	$—	$11

Research and development	—	—	—	—	—	—	96

Sales and marketing	—	—	—	—	—	—	116

General and administrative	—	—	2	4	5	4	82

Total stock-based compensation expense	$—	$—	$2	$4	$5	$4	$305

	December 31,	December 31,	December 31,	January 2,	January 1,	October 1,
	2001	2002	2003	2005	2006	2006
	(in thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$6,106	$13,890	$5,203	$8,618	$12,656	$17,863
Working capital	5,799	13,383	4,569	7,204	7,332	5,971
Total assets	6,587	14,659	7,209	17,550	28,241	50,529
Preferred stock warrant liability	—	—	—	—	367	2,541
Current and long-term notes payable and capital lease obligations	401	480	238	1,474	7,543	17,459
Convertible preferred stock	8,303	23,253	23,253	39,736	59,549	69,494
Common stock and additional paid-in capital	13	22	27	158	324	1,010
Total stockholders’ deficit	(2,317)	(9,641)	(17,914)	(30,327)	(49,375)	(63,757)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to these differences include, but are not limited to, those identified below, and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus. We report financial results on a fiscal year of 52 or 53 weeks ending on the Sunday closest to December 31 of that year. For ease of reference within this section, 2006 refers to the fiscal year ending December 31, 2006, 2005 refers to the fiscal year ended January 1, 2006, 2004 refers to the fiscal year ended January 2, 2005, and 2003 refers to the fiscal year ended December 31, 2003. The consolidated financial data as of and for the nine months ended October 1, 2006 and October 2, 2005 are unaudited.

Overview

We were founded in January 2001 specifically to create a solution that addressed the unique challenges associated with the storage and management of digital content. From January 2001 to January 2003, we were focused on designing and developing our OneFS operating system software used in all of our storage systems. We began commercial shipments of our first systems in January 2003, and since then we have been focused on optimizing our solution to meet our customers’ needs and establishing development, manufacturing and marketing partnerships. Today, our solution includes a suite of systems, software and services.

We sell clustered storage systems that consist of three or more storage nodes. Each node is comprised of our proprietary OneFS operating system software and industry standard hardware components integrated into a self-contained, 3.5-inch high, rack-mountable chassis. Customers can scale our clustered storage systems incrementally as their needs grow by purchasing additional nodes or clusters of nodes from us to enhance storage capacity, performance or both. Our future revenue growth will depend upon further penetration of our existing customers as well as expansion of our customer base in existing and other industries that depend upon digital content. We consider the development of direct and indirect sales channels in domestic and international markets a key to our future revenue growth and the global acceptance of our products. We also are dependent on the development, adoption and acceptance of new software and systems to increase our overall margins and achieve profitability.

Our product revenue growth rate will depend significantly on continued growth in our target industries and our ability to continue to attract new customers in those industries. Our growth in services revenue will depend upon increasing the number of systems under service contracts. Any such increases will depend on a growing customer base and our customers renewing existing service contracts.

Our ability to achieve and sustain profitability will also be affected by the extent to which we incur additional expenses to expand our sales, marketing, product development and general and administrative capabilities. Personnel costs constitute the largest component of our operating expenses. Personnel costs consist of salaries, benefits, incentive compensation, including commissions for sales personnel, and, beginning in 2006, stock-based compensation expense. To achieve and sustain profitability, we must control expenses while continuing to attract and retain qualified personnel and grow our revenue.

We believe our operations are more efficient and flexible because we outsource manufacturing and international back office functions, as well as certain research and development and support activities, which we believe will assist us in achieving and sustaining profitability. Overall, we expect our operating expenses to continue to grow in absolute dollars but to decrease as a percentage of our total revenue.

As a consequence of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of revenue and operating results, including gross margin and operating expenses as a percentage of our total revenue, are not necessarily meaningful and should not be relied upon as indications of future performance. Although we have experienced significant percentage growth in our total revenue, we do not believe that our historical growth rates are likely to be sustainable or indicative of future growth.

We are headquartered in Seattle, Washington. Our personnel and operations are also located in Canada, France, Germany, Japan, Korea, the United Kingdom and throughout the United States. We expect to continue to add personnel in the United States and internationally to provide additional geographic sales and technical support coverage.

Key Business Metrics

We monitor a number of key metrics to help forecast growth, establish budgets, measure the effectiveness of our sales and marketing efforts, and measure operational effectiveness.

Initial Sales Orders, Repeat Sales Orders and Order Sizes.  Our goal is to attract a significant number of new customers and to encourage existing customers to purchase additional products. A majority of our customers buy our storage systems and later add additional nodes or software applications as the need arises. We track initial orders and re-orders from our customer base. Our historical experience is that the average size of repeat sales orders has been at least as large as the average size of initial orders in the same fiscal period.

Deferred Revenue.  Since our customers pay us for substantially all of our support services in advance of our recognizing the related services revenue, we carry a deferred revenue balance on our consolidated balance sheet. As we provide services during the term of a service agreement, the deferred revenue balance associated with that agreement decreases on a ratable basis. Services revenue comprised 13% of our total revenue in the first nine months of 2006. Deferred revenue helps provide a substantial measure of predictability to our future services revenue and some measure of predictability to our total revenue. Our deferred revenue balance at October 1, 2006 was $8.0 million, of which $5.6 million was considered current because it would be recognized within one year.

Gross Margin.  Our goal is to continue to grow our gross margin to increase the profitability of our business. Some of the key factors affecting our gross margin are average sales prices of our systems, the revenue attributable to software applications as a percentage of total revenue, the rate at which our customers adopt our higher margin products such as higher density systems and software applications, the timing of component cost reductions through product redesign, the timing of supplier cost reductions that might result from volume discount pricing, and overall market conditions. We also expense items such as customer service and inventory obsolescence through cost of revenue. We consider our ability to monitor and manage these factors to be a key aspect of attaining and expanding our profitability.

Operating Cash Flow.  We closely monitor operating cash flow as a measure of our business performance. The deferral of recognition of revenue from services, even though customer payments have been received, has an impact on our net loss. In addition, various non-cash charges, such as warrant revaluation expense, depreciation and amortization, and stock-based compensation expense, reduce our net income or increase our net loss. Our close tracking of operating cash flow allows us to better manage the cash needs of our business.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles, or GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, the disclosure of contingencies as of the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the periods presented. Although we believe that our estimates and judgments are reasonable under the circumstances, actual results may differ from those estimates.

We believe the following to be our critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management estimates and judgments about matters that are uncertain:

•	revenue recognition;

•	allowance for doubtful accounts;

•	stock-based compensation;

•	estimation of fair value of warrants to purchase convertible preferred stock;

•	inventory valuation; and

•	accounting for income taxes.

If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected. See “Risk Factors” for certain matters that may affect our future financial condition or results of operations.

  Revenue Recognition

We derive our revenue from sales of our products and services. Product revenue consists of revenue from sales of our systems and software. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue.

Our software is integrated with industry standard hardware and is essential to the functionality of the integrated system product. We provide unspecified software updates and enhancements related to our products through service contracts. As a result, we account for revenue in accordance with AICPA Statement of Position No. 97-2, Software Revenue Recognition, or SOP 97-2, as amended by Statement of Position No. 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, or SOP 98-9, for all transactions involving the sale of software. We recognize product revenue when we have entered into a legally binding arrangement with a customer, delivery has occurred, the fee is deemed fixed or determinable and free of contingencies and significant uncertainties, and collection is probable. Our fee is considered fixed or determinable at the execution of an agreement, which comprises the final terms of sale, including the description, quantity and price of each product purchased. Sales under our arrangements with customers, including value-added resellers and distributors, do not include rights of return, acceptance provisions, rebates or other incentives. We assess the ability to collect from our customers based on a number of factors, including credit worthiness and any past transaction history of the customer. If we do not deem the customer credit worthy, we defer all revenue from the arrangement until payment is received and all other revenue recognition criteria have been met.

Substantially all of our products are sold in combination with services, which primarily consist of hardware and software support. Software support provides customers with rights to unspecified software updates and to maintenance releases and patches released during the term of the support period. Hardware support includes Internet access to technical content through Isilon Insight, our knowledge database, repair or replacement of hardware in the event of breakage or failure, and telephone and Internet access to technical support personnel during the term of the support period. Installation services, when provided, are also included in services revenue.

Sales through our indirect channels and reorders through our direct sales force generally consist solely of products and support services. We have established vendor specific objective evidence, or VSOE, for the fair value of our support services as measured by the renewal prices offered to and paid by our customers. We use the residual method, as allowed by SOP 98-9, to determine the amount of product revenue to be recognized. Under the residual method, the fair value of the undelivered element, support services, is deferred and the remaining portion of the sales amount is recognized as product revenue. This product revenue is recognized upon shipment, based on freight terms of FOB shipping point or FCA (Incoterms 2000) shipping point, assuming all other criteria for recognition discussed above have been met and, in the case of all indirect channel sales, persuasive evidence of the identity of the end-user customer is obtained. The fair value of the support services is recognized as services revenue on a straight-line basis over the term of the related support period, which is typically one year.

Initial product sales through our direct sales channel sometimes include installation services. For periods through July 2, 2006, we had not established VSOE for these installation services and, accordingly, under the guidance of SOP 97-2, we deferred all revenue from these initial product sales through our direct sales channel until the installation services had been completed. In July 2006, we began to offer and provide professional services to our customers, billed at stated hourly rates reflected in our price lists. As a result, during the quarter ended October 1, 2006, we established VSOE for our professional service offerings, including the basic installation services offered, in accordance with the guidance of SOP 97-2. Accordingly, we have recognized product revenue for initial product sales through our direct sales channel during the quarter ended October 1, 2006 upon shipment, assuming all other criteria for recognition have been met, and have recorded deferred revenue of $25,000 as of October 1, 2006 for related basic installation services that had not yet been performed.

  Allowance for Doubtful Accounts

We review our allowance for doubtful accounts quarterly by assessing individual accounts receivable over a specific age and amount, and all other balances on a pooled basis based on historical collection experience and economic risk assessment. Accordingly, the amount of this allowance will fluctuate based upon changes in revenue levels, collection of specific balances in accounts receivable and estimated changes in customer credit quality or likelihood of collection. Our allowance for doubtful accounts was $116,000, $239,000 and $394,000 at January 2, 2005, January 1, 2006 and October 1, 2006, respectively.

  Stock-Based Compensation

Information regarding our stock option grants to our employees, non-employee members of our board of directors and advisory boards, and non-employees for 2005 and 2006 is summarized as follows:

			Estimated
	Number of		Fair
	Shares Subject	Exercise	Value of
	to Options	Price	Common Stock	Intrinsic Value
Date of Issuance	Granted	Per Share	Per Share	Per Share

January 2005 - April 2005	1,345,585	$0.22	$0.22	$—
May 2005	212,499	0.48	0.48	—
June 2005 - October 2005	614,360	0.46	0.46	—
February 2006	787,066	0.82	0.92	0.10
March 2006	699,134	0.82	1.20	0.38
March 2006	604,162	0.82	1.30	0.48
April 2006	672,492	1.35	1.61	0.26
May 2006	60,829	1.35	1.97	0.62
June 2006	320,169	1.35	3.12	1.77
July 2006	148,330	3.70	4.08	0.38
August 2006	78,330	3.70	5.09	1.39
September 2006	227,485	5.36	5.91	0.55
October 2006	381,539	6.12	7.32	1.20
November 2006	136,244	8.12	8.12	—

Prior to January 2, 2006, we accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and had adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. In accordance with APB 25, we recognized no stock-based compensation expense for options granted with an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant.

Effective January 2, 2006, we adopted the fair value recognition provisions of SFAS 123(R) using the prospective transition method, which requires us to apply the provisions of SFAS 123(R) only to awards granted, modified, repurchased or cancelled after the adoption date. Under this transition method, our stock-based compensation expense recognized beginning January 2, 2006 is based on the grant date fair value of stock option awards we grant or modify after January 1, 2006. We recognize this expense on a straight-line basis over the optionees’ requisite service period. We estimate the grant date fair value of stock option awards under the provisions of SFAS 123(R) using the Black-Scholes option valuation model, which requires, among other inputs, an estimate of the fair value of the underlying common stock on the date of grant and the expected volatility of the stock over the expected term of the related grants.

We determined that it was not practicable to calculate the volatility of our share price since our securities are not publicly traded and therefore there is no readily determinable market value for our stock, we have limited information on our own past volatility, and we are a high-growth technology company whose future operating results are not comparable to prior operating results. Therefore, we estimated our expected volatility based on reported market value data for a group of publicly traded companies, which we selected from market indices that we believed were relatively comparable after consideration of their size, stage of lifecycle, profitability, growth, risk and return on investment. We used the average expected volatility rates reported by the comparable group for an expected term that approximated the expected term that we estimated.

In the first nine months of 2006, we recorded employee non-cash stock-based compensation expense of $289,000 in accordance with SFAS 123(R) based on the related options having an expected term of approximately four years. In future periods, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain key employees. Additionally, SFAS 123(R) requires that we recognize compensation expense only for the portion of stock options that are expected to vest. Our estimated forfeiture rate in the first nine months of 2006 was 3%. If the actual number of forfeitures differs from that estimated by management, we may be required to record adjustments to stock-based compensation expense in future periods. As of October 1, 2006, our total unrecognized compensation expense related to stock-based awards granted since January 2, 2006 to employees and non-employee directors was $3.0 million.

We account for stock-based compensation arrangements with non-employees in accordance with SFAS 123 and FASB Emerging Issues Task Force, or EITF, No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The fair value of the stock options granted to non-employees was estimated using the Black-Scholes option valuation model. This model utilizes the estimated fair value of our common stock, the contractual term of the option, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. Stock-based compensation expense during the first nine months of 2006 relating to awards to non-employees was $16,000.

Given the absence of an active market for our common stock, our board of directors, the members of which we believe had extensive business, finance and venture capital experience, was required to estimate the fair value of our common stock for purposes of determining stock-based compensation expense for the periods presented. In response to that requirement, our board of directors formed an ad hoc stock valuation committee in June 2004 to analyze our stock value and recommend common stock valuation estimates. The committee performed these analyses and made estimates of the fair value of our common stock, at least quarterly, through October 2006.

Through November 2005, the committee determined the estimated fair value of our common stock, based in part on a market capitalization analysis of comparable public companies and other metrics, including revenue multiples and price/earning multiples, as well as the following:

•	the prices for our convertible preferred stock sold to outside investors in arms-length transactions, and the rights, preferences and privileges of that convertible preferred stock relative to those of our common stock;

•	the hiring of key personnel;

•	the increase in the number of our channel partners and our channel revenue in 2005;

•	significant sales to one customer in 2005;

•	acceptance of our products within different industries and by a wide variety of additional customers;

•	the launch of new products;

•	our stage of development and revenue growth;

•	the fact that the option grants involved illiquid securities in a private company; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of the company, for the shares of common stock underlying the options given prevailing market conditions.

The estimated fair value of our common stock from June 2005 to October 2005 remained consistent based on our then-current projected revenue and the actual results as compared to those projections. The estimated fair value of our common stock increased from October 2005 to December 2005. The increase in the fair value during this period was due to the following:

• For the three months ended January 1, 2006, total revenue increased approximately 59% over the immediately preceding quarter ended October 2, 2005;

• We generated revenue during this period from 46 new customers, including 21 new customers within the media and entertainment industry;

• We also began to generate revenue during this period from customers in different industries such as the online services, cable and telecommunications, and oil and gas industries, which represented some of the early sales generated by us in each of these industries and marked additional acceptance of our systems outside the media and entertainment industry; and

• We made advances in product development during this period, which included the release of our Isilon IQ 6000 and of our IQ Accelerator.

In December 2005, we engaged an independent third-party valuation firm, Duff & Phelps, LLC, to perform valuations of our common stock and convertible preferred stock at least quarterly. In January 2006, April 2006, July 2006, September 2006 and October 2006, we obtained valuations of the estimated then-current fair values of our stock prepared by Duff & Phelps, LLC. These valuations used a probability-weighted combination of the market comparable approach and the income approach to estimate the aggregate enterprise value of our company at each valuation date. The market comparable approach estimates the fair value of a company by applying to that company market multiples of publicly traded firms in similar lines of business. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenue and costs. The projections used in connection with this valuation were based on our expected operating performance over the forecast period. There is inherent uncertainty in these estimates. If different discount rates or other assumptions had been used, the valuation would have been different.

Duff & Phelps, LLC applied a 50% weighting to the market comparable approach and a 50% weighting to the income approach in its valuations. It allocated the aggregate implied enterprise value that it estimated to the shares of preferred and common stock using the option-pricing method at each valuation date. The option-pricing method involves making assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing was based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. Duff & Phelps, LLC estimated the volatility of our stock based on available information on the volatility of stocks of publicly traded companies in our industry. Had different estimates of volatility and anticipated timing of a potential liquidity event been used, the allocations between the shares of preferred and common stock would have been different and would have resulted in a different value being determined for our common stock as of each valuation date. Due to the contemplated timing of a potential public offering, we reduced the non-marketability discount applied to our stock from approximately 20% in January 2006 to 15% in April 2006 and to 10% for the valuations performed in, and subsequent to, July 2006.

During the first nine months of 2006, we granted options to purchase our common stock at dates that generally fell between the dates of the valuations performed by Duff & Phelps, LLC. In those instances, we granted awards with an exercise price equal to the per-share fair value determined by the most recent valuation received from Duff & Phelps, LLC. For purposes of estimating the fair value of our common stock underlying stock options on these dates of grant under SFAS 123(R), we retrospectively calculated our revenue growth between the dates of the third-party valuation received immediately prior to and subsequent to the grant date and utilized this information to interpolate an estimated per share value of our common stock between those dates. As a result, the stock options we have granted since February 2006 had an exercise price less than the subsequently estimated fair value of the common stock at the date of grant, which is included in the options’ SFAS 123(R) fair value determination.

The increase in the estimated fair value of our common stock from December 31, 2005 to April 2, 2006 was primarily the result of the decrease in the non-marketability discount applied as well as a decrease in the discount rate used in the Duff & Phelps, LLC income approach calculations. In April 2006, we began preliminary discussions regarding a potential public offering of our common stock. As a consequence, the non-marketability discount applied by Duff & Phelps, LLC decreased from 20% in December 2005 to 15% in April 2006. The discount rate was decreased to 20% in April 2006 from 25% in December 2005 as a result of the following events in the intervening period:

• For the three months ended April 2, 2006, total revenue increased approximately 20% over the immediately preceding fiscal quarter, and we acquired 33 new customers, particularly in the media and entertainment and oil and gas industries;

• For the three months ended April 2, 2006, gross profit increased to approximately $5.4 million, an increase of approximately 20% over the immediately preceding fiscal quarter;

• We achieved advances in product development, including the release of our next generation operating system software, OneFS 4.0, and of our Isilon EX6000;

• The number of our value-added resellers and other distributors, as well as the revenue recognized through these parties, increased; and

• International sales and operations increased, including the addition of a sales office in the United Kingdom and the hiring of key international personnel.

The increase in the estimated fair value of our common stock from April 2, 2006 to July 2, 2006 was primarily the result of the decrease in the non-marketability discount applied as well as a decrease in the discount rate used in the Duff & Phelps, LLC income approach calculations. In June 2006, we decided to initiate the process for an initial public offering of our common stock and had requested proposals from several investment banks. As part of this decision, the timing of a potential public offering was accelerated to December 2006 or the first quarter of 2007. As a consequence, the non-marketability discount applied by Duff & Phelps, LLC decreased to 10% in July 2006 from 15% in April 2006. The discount rate was decreased to 17% in July 2006 from 20% in April 2006 as a result of the following events in the intervening period:

• For the three months ended July 2, 2006, total revenue increased approximately 29% over the immediately preceding fiscal quarter and we acquired 42 new customers, particularly in the media and entertainment and oil and gas industries;

• For the three months ended July 2, 2006, gross profit increased to $7.0 million, an increase of approximately 30% over the immediately preceding fiscal quarter;

• The number of our value-added resellers and other distributors, as well as the revenue recognized through these parties, increased; and

• International sales and operations continued to increase, including the addition of sales offices in South Korea, France and Germany and the hiring of key international personnel.

The increase in the estimated fair value of our common stock from July 2, 2006 to October 1, 2006 was primarily the result of the decrease in the discount rate used in the Duff & Phelps, LLC income approach calculations. Because we were continuing to progress toward an initial public offering to be effective in December 2006 and our assumptions were unchanged, the non-marketability discount remained at 10%. The discount rate was decreased to 16% in October 2006 from 17% in September 2006 as a result of the following events in the intervening period:

• For the three months ended October 1, 2006, total revenue increased approximately 33% over the immediately preceding fiscal quarter, and we acquired 63 new customers, particularly in the media and entertainment and life sciences industries;

• For the three months ended October 1, 2006, gross profit increased to $9.3 million, an increase of approximately 33% over the immediately preceding fiscal quarter;

• The number of our value-added resellers and other distributors, as well as the revenue recognized through these parties, continued to increase; and

• International sales and operations continued to increase.

The estimated fair value of our common stock increased from October 2006 to November 2006 due to the communication of a preliminary estimate of a valuation range for our initial public offering from our underwriters. As a result, we increased the estimated fair value of our common stock to the midpoint of this valuation range less a 10% non-marketability discount. The non-marketability discount remained unchanged because our assumptions regarding our initial public offering remained the same as in October 2006.

In addition, if we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized stock-based compensation expense, net loss and net loss per share amounts could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair value of our common stock.

Assuming the sale of shares contemplated by this offering is consummated at $9.00 per share, the midpoint of the estimated offering range, the aggregate intrinsic values of vested and unvested options to purchase shares of our common stock outstanding as of October 1, 2006 would be $10.2 million and $41.6 million, respectively.

  Estimation of Fair Value of Warrants to Purchase Convertible Preferred Stock

On July 4, 2005, we adopted FASB Staff Position No. 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, or FSP 150-5. FSP 150-5 provides that the warrants we have issued to purchase shares of our convertible preferred stock are subject to the requirements in FSP 150-5, which requires us to classify these warrants as current liabilities and to adjust the value of these warrants to their fair value at the end of each reporting period. At the time of adoption, we recorded an expense of $89,000 for the cumulative effect of this change in accounting principle, to reflect the estimated fair value of these warrants as of that date. We recorded $52,000 and $1.6 million of additional expense in other income (expense), net, for the remainder of 2005 and the first nine months of 2006, respectively, to reflect further increases in the estimated fair value of the warrants. We estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option valuation model. This model utilizes the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, and expected dividends and expected volatility of the price of the underlying convertible preferred stock. We utilized recommended estimates prepared by Duff & Phelps, LLC in determining the fair value of the underlying convertible preferred stock in determining the valuation of these warrants.

Upon the closing of this offering, these warrants will convert into warrants to purchase shares of our common stock and, as a result, will no longer be subject to FSP 150-5. At that time, the then-current aggregate fair value of these warrants will be reclassified from current liabilities to additional paid-in capital, a component of stockholders’ deficit, and we will cease to record any related periodic fair value adjustments.

  Inventory Valuation

Inventories primarily consist of finished systems and are stated at the lower of cost, on the average cost method, or market value. A large portion of our inventory also relates to evaluation units located at customer locations, as some of our customers test our equipment prior to purchasing. The number of evaluation units has increased due to our overall growth and an increase in our customer base. Inventory valuation reserves are established to reduce the carrying amounts of our inventories to their net estimated realizable values. Inventory valuation reserves are based on historical usage, expected demand and evaluation unit conversion rate and age. Inherent in our estimates of market value in determining inventory valuation reserves are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory valuation reserves could be required and would be reflected in cost of product revenue in the period in which the reserves are taken. Inventory valuation reserves were $294,000, $1.3 million and $1.1 million as of January 2, 2005, January 1, 2006 and October 1, 2006, respectively.

  Accounting for Income Taxes

At October 1, 2006, we had $28.1 million of net operating loss carryforwards available to offset future taxable income for federal and state purposes. These net operating loss carryforwards expire for federal purposes from 2021 to 2026. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We record this amount as a provision or benefit for taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, and assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. As of October 1, 2006, we had gross deferred tax assets of $23.4 million, which were primarily related to federal and state net operating loss carryforwards and research and development expenses capitalized for tax purposes. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent that we believe recovery is not likely, we establish a valuation allowance. Due to the uncertainty of our future profitability, we have recorded a valuation allowance equal to the $23.4 million of gross deferred tax assets as of October 1, 2006. Accordingly, we have not recorded an income tax benefit in our statement of operations for any of the periods presented. If we determine in the future that these deferred tax assets are more-likely-than-not to be realized, a release of all or a portion of the related valuation allowance would increase income in the period in which that determination is made.

Results of Operations

Revenue.  We derive our revenue from sales of our products and services. Our customers typically purchase a cluster of our storage devices comprised of three or more nodes. Each node includes our OneFS operating system software and industry standard hardware. We offer various systems to meet customer-specific storage capacity and performance requirements. In addition, customers may purchase separate additional software applications for enhanced functionality. Pricing of our products depends, in part, on our cost of goods at the time we determine the overall pricing of our products and the size of the cluster and software modules purchased. We may periodically change the list prices of our storage system products.

Our business has grown rapidly. Our total revenue has grown from $1.3 million in 2003, when we began shipping our products, to $7.7 million in 2004, to $21.1 million in 2005 and to $41.6 million for the first nine months of 2006. This growth has been driven primarily by an increase in sales of our Isilon IQ product family to new customers, resulting in an increase in the size of our customer base. Our customer base increased by 340% from December 31, 2003 to January 2, 2005, by 230% from January 2, 2005 to January 1, 2006 and by 95% from January 1, 2006 to October 1, 2006. We expect our customer base to increase in size over time if we are successful in increasing market penetration in target industries and expanding our distribution channels within the United States. In addition, if we are successful in expanding our international distribution channels, we expect that revenue from customers located outside the United States will increase as a percentage of our total revenue.

A majority of customers that buy our storage systems later add to their storage cluster. Over the last eight quarters, the average size of repeat orders has been at least as large as the average size of initial orders in the same period. The average size of initial orders and the average size of repeat orders within the first year after initial purchases are both growing. Overall, average order size increased by 54% from 2003 to 2004, by 26% from 2004 to 2005 and by 36% from 2005 to the first nine months of 2006.

The growth in our revenue has also been driven by new product introductions. We introduced one new product in 2004, five new products in 2005 and four new products in the first nine months of 2006. These new products offer new features and functionality that allow us to market to a broader customer base. New product introductions in 2005 are the primary reason for the growth in revenue from new customers in 2005 and the growth in revenue from existing customers in 2006. Revenue from our new customers as a percentage of total revenue was 61% in 2005. Reorder revenue from our existing customers as a percentage of total revenue was 61% in the first nine months of 2006.

A key aspect of our business strategy is the development and sale of new complementary software applications. We only began marketing two of our three software applications, SmartConnect and SnapshotIQ, in October 2006. As a result, sales of software applications to date have constituted a very small amount of total revenue. With the introduction of these and future new software applications, we anticipate that revenue from software applications will represent a growing percentage of total revenue.

Additionally, we sell support services to our customers. The percentage of our total revenue derived from support services was 7% in 2003, 11% in 2004 and 2005 and 13% in the first nine months of 2006. We anticipate that support services will continue to be purchased by new and existing customers and that services revenue will increase over time to between 15% and 20% of our total revenue.

We sell our products and services directly through our field sales force and indirectly through channel partners such as value-added resellers and distributors. Total revenue through channel partners increased from 6% in 2004 to 27% in 2005 and 41% in the first nine months of 2006.

	Year Ended			Nine Months Ended
	December 31,	January 2,	January 1,	October 2,	October 1,
	2003	2005	2006	2005	2006
	(dollars in thousands)

Revenue by type:
Product	$1,197	$6,847	$18,709	$10,973	$36,214
Services	96	806	2,374	1,406	5,409

Total revenue	$1,293	$7,653	$21,083	$12,379	$41,623

% revenue by type:
Product	93%	89%	89%	89%	87%
Services	7	11	11	11	13

Total	100%	100%	100%	100%	100%

Revenue by geography:
Domestic	$1,293	$7,397	$17,559	$10,678	$33,173
International	—	256	3,524	1,701	8,450

Total revenue	$1,293	$7,653	$21,083	$12,379	$41,623

% revenue by geography:
Domestic	100%	97%	83%	86%	80%
International	—	3	17	14	20

Total	100%	100%	100%	100%	100%

Revenue by sales channel:
Direct	$1,293	$7,164	$15,464	$9,523	$24,406
Indirect	—	489	5,619	2,856	17,217

Total revenue	$1,293	$7,653	$21,083	$12,379	$41,623

% revenue by sales channel:
Direct	100%	94%	73%	77%	59%
Indirect	—	6	27	23	41

Total	100%	100%	100%	100%	100%

Cost of Revenue and Gross Margin.  Cost of product revenue consists primarily of amounts paid to Sanmina-SCI Corporation, our contract manufacturer, in connection with the procurement of hardware components and assembly of those components into our systems, costs of shipping and logistics, and valuation reserves taken for excess and obsolete inventory. The components that are used in the assembly of our products include disk drives, memory chips and CPUs. Our contract manufacturer does not enter into long-term contracts for any of these components; thus, prices for these components are subject to fluctuations in the spot market, which can cause our cost of product revenue to fluctuate. Cost of services revenue is primarily comprised of salaries and employee benefits and third-party costs in providing technical support.

	Year Ended			Nine Months Ended
	December 31,	January 2,	January 1,	October 2,	October 1,
	2003	2005	2006	2005	2006

Revenue:
Product	$1,197	$6,847	$18,709	$10,973	$36,214
Services	96	806	2,374	1,406	5,409

Total revenue	$1,293	$7,653	$21,083	$12,379	$41,623

Cost of revenue:
Product	$766	$3,453	$10,388	$6,594	$17,549
Services	95	710	1,187	780	2,314

Total cost of revenue	$861	$4,163	$11,575	$7,374	$19,863

Gross margin:
Product	36%	50%	44%	40%	52%
Services	1	12	50	45	57
Total gross margin	33	46	45	40	52

Our gross margin has been and will continue to be affected by a variety of factors, including average sales prices of our systems, the revenue attributable to sales of software applications as a percentage of total revenue, the rate at which our customers adopt our higher margin products such as higher density systems and software applications, the timing of component cost reductions through product redesign, the timing of supplier cost reductions that might result from volume discount pricing, and overall market conditions.

If our customer base continues to grow, it will be necessary for us to continue to make significant upfront investments in our customer service and support structure to support this growth. The rate at which we add new customers will affect the level of these upfront investments. The timing of these additional expenditures could materially affect our cost of revenue, both in absolute dollars and as a percentage of total revenue, in any particular period. This could cause downward pressure on gross margins.

Research and Development Expenses.  Research and development expenses primarily include personnel costs, prototype expenses, allocated facilities expenses and depreciation of equipment used in research and development. In addition to our United States development teams, we use an offshore development team from a third-party contract engineering provider in Moscow, Russia. Research and development expenses are recorded when incurred. We are devoting substantial resources to the development of additional functionality for existing products and the development of new systems and software products. We intend to continue to invest significantly in our research and development efforts because we believe they are essential to maintaining and improving our competitive position. Accordingly, we expect research and development expenses to continue to increase in total dollars although we expect these expenses to decrease as a percentage of total revenue.

	Year Ended			Nine Months Ended
	December 31,	January 2,	January 1,	October 2,	October 1,
	2003	2005	2006	2005	2006
	(dollars in thousands)

Research and development expenses	$4,410	$7,446	$12,478	$8,943	$11,858
Percent of total revenue	341%	97%	59%	72%	28%

Sales and Marketing Expenses.  Sales and marketing expenses primarily include personnel costs, sales commissions, professional services fees, trade shows, marketing programs, depreciation, and allocated facilities expenses. We plan to continue to invest heavily in sales and marketing by increasing the size of our field sales force and the number of our channel partners to allow us to expand into existing and new geographic and vertical markets. We also plan to continue to invest in expanding our domestic and international sales and marketing activities and building brand awareness. We expect that sales and marketing expenses will increase in absolute dollars, grow at a faster rate than our research and development expenses and thus remain our largest expense category. However, we expect sales and marketing expenses to decrease as a percentage of total revenue in the future due to our expected growth and attainment of economies of scale. Generally, sales personnel are not immediately productive and thus sales and marketing expenses do not immediately result in revenue. Hiring additional sales personnel reduces short-term operating margins until the sales personnel become productive and generate revenue. Accordingly, the timing of sales personnel hiring and the rate at which they become productive will affect our future performance.

	Year Ended			Nine Months Ended
	December 31,	January 2,	January 1,	October 2,	October 1,
	2003	2005	2006	2005	2006
	(dollars in thousands)

Sales and marketing expenses	$2,742	$6,305	$12,377	$8,484	$17,205
Percent of total revenue	212%	82%	59%	69%	41%

General and Administrative Expenses.  General and administrative expenses primarily include personnel costs, allocated facilities expenses related to our executive, finance, human resources, information technology and legal organizations, and fees for professional services such as legal, accounting, compliance and information systems. We expect that after this offering we will incur significant additional accounting, legal and compliance costs as well as additional insurance, investor relations and other costs associated with being a public company. Accordingly, we expect general and administrative expenses to continue to increase in total dollars although we expect these expenses to decrease as a percentage of total revenue.

	Year Ended			Nine Months Ended
	December 31,	January 2,	January 1,	October 2,	October 1,
	2003	2005	2006	2005	2006
	(dollars in thousands)

General and administrative expenses	$1,647	$2,300	$3,681	$2,571	$5,186
Percent of total revenue	127%	30%	17%	21%	12%

Other Income (Expense), Net.  Other income (expense), net primarily includes interest income on cash, cash equivalents and marketable securities balances and interest expense on our outstanding debt. It also includes realized gain (loss) on short-term investments. In addition, in 2005 and the first nine months of 2006, other income (expense), net, included the adjustment we made to record our preferred stock warrants at fair value in accordance with FSP 150-5. We adopted FSP 150-5 and accounted for the related cumulative effect of the change in accounting principle on July 4, 2005.

	Year Ended			Nine Months Ended
	December 31,	January 2,	January 1,	October 2,	October 1,
	2003	2005	2006	2005	2006
	(in thousands)

Interest income and other	$131	$132	$314	$238	$128
Interest expense	(28)	(114)	(330)	(232)	(894)
Warrant revaluation expense	—	—	(52)	(26)	(1,634)
Loss on disposal of property and equipment	—	—	—	—	(80)

Other income (expense), net	$103	$18	$(68)	$(20)	$(2,480)

First Nine Months of 2006 Compared to First Nine Months of 2005

Revenue.  Our total revenue was $41.6 million in the first nine months of 2006 as compared to $12.4 million in the first nine months of 2005, an increase of 236%. Revenue increased in the first nine months of 2006 primarily due to recent product offerings targeted to certain new vertical markets, which contributed to a 180% increase in our customer base from October 2, 2005 to October 1, 2006, and to the reorder patterns of our existing customers, approximately one half of which historically have made at least one repeat order. Reorder revenue from our existing customers represented approximately 61% of total revenue in the first nine months of 2006 compared to 49% in the first nine months of 2005. The average size of reorders increased by 72% in the first nine months of 2006 from the first nine months of 2005. In addition, the average order size for our new customers increased by 37% in the first nine months of 2006 from the first nine months of 2005. In the first nine months of 2006, Comcast Corporation, which purchased through one of our resellers, accounted for 14% of our total revenue and Eastman Kodak Company accounted for 13% of our total revenue. In the first nine months of 2005, Eastman Kodak Company accounted for 29% of our total revenue. Both of these customers buy our products on a purchase order basis, and neither has a long-term contract or minimum sales commitment.

In the first nine months of 2006, we derived 41% of our total revenue from indirect channels compared to 23% in the first nine months of 2005. This increase in indirect channel revenue was due to the growing market for our products and our increased focus on expanding our indirect channel sales by hiring dedicated sales managers and expanding our group of value-added resellers. Computer Design and Integration LLC, the reseller that sold to Comcast, is the only reseller that accounted for more than 10% of our total revenue in either comparison period. We generated 20% of our total revenue in the first nine months of 2006 from international locations, compared to 14% in the first nine months of 2005. We plan to continue to expand into international locations and introduce our products in new markets directly and indirectly through channel partners.

Services revenue increased $4.0 million, or 285%, to $5.4 million in the first nine months of 2006 from $1.4 million in the first nine months of 2005. The increase in services revenue was a result of increased product sales and first-year technical support sales combined with the renewal of service contracts by existing customers. As our installed customer base grows and since substantially all of our customers continue to renew their service contracts, we expect our proportion of services revenue to continue to increase as a percentage of total revenue from its 13% level in the first nine months of 2006.

Gross Margin.  Gross margin increased 12 percentage points to 52% in the first nine months of 2006 from 40% in the first nine months of 2005. Gross margin for product revenue also increased 12 percentage points to 52% in the first nine months of 2006 from 40% in the first nine months of 2005. These increases in gross margin were primarily due to customer adoption of our new generation of products released in 2005 and 2006, which have more favorable gross margins as a result of reduced product component costs. Some of our new generation products were designed, among other things, to deliver a higher amount of storage capacity within each node. This higher capacity has resulted in increased gross margins even as price per megabyte of storage charged to our customers has decreased.

We expect to continue to experience pricing pressures within our industry as the price per megabyte of storage decreases year over year. The downward pricing pressure is primarily due to the decreasing prices of disk drives and other industry standard hardware components. Depending on the product type, disk drives can represent approximately one-fourth of our material cost. Historically, disk drives have decreased in price approximately 30% from year to year. Thus, the decline in product prices that we experienced was more than offset by a greater percentage decrease in cost of product revenue on a per node basis resulting in an overall increase in product gross margin for the first nine months of 2006 compared to the first nine months of 2005.

Gross margin for services revenue increased 12 percentage points to 57% in the first nine months of 2006 from 45% in the first nine months of 2005. Services revenue includes support services for both our software and our hardware products. Software support provides customers with software updates, maintenance releases and patches, which have minimal costs. Hardware support includes Internet access to our technical knowledge database and Internet access to technical support personnel. Costs to maintain the technical knowledge database and to maintain our technical support group have not increased at the same rate as services revenue. As a result, gross margin for services revenue increased due to our services revenue growing more rapidly than these fixed costs associated with the services performed.

Research and Development Expenses.  Research and development expenses increased $2.9 million, or 33%, to $11.9 million in the first nine months of 2006 from $8.9 million in the first nine months of 2005. Research and development employees increased to 96 at October 1, 2006 from 73 at October 2, 2005. Salaries and benefits accounted for $1.8 million and allocated facilities and depreciation expenses accounted for $768,000 and $684,000, respectively, of the $2.9 million increase. These increases were partially offset by a $765,000 decrease in new product prototype expenses. Stock-based compensation expense related to research and development increased to $96,000 in the first nine months of 2006 from none in the first nine months of 2005.

Sales and Marketing Expenses.  Sales and marketing expenses increased $8.7 million, or 103%, to $17.2 million in the first nine months of 2006 from $8.5 million in the first nine months of 2005. Sales and marketing employees increased to 96 at October 1, 2006 from 50 at October 2, 2005. Salaries and benefits, trade shows, marketing programs and travel expenses and sales commissions accounted for $3.7 million, $1.9 million and $1.7 million, respectively, of the $8.7 million increase in sales and marketing expenses. Allocated facilities expenses represented $401,000 of the increase. Stock-based compensation expense included in sales and marketing expenses was $116,000 in the first nine months of 2006 compared to none in the first nine months of 2005.

General and Administrative Expenses.  General and administrative expenses increased $2.6 million, or 102%, to $5.2 million in the first nine months of 2006 from $2.6 million in the first nine months of 2005. General and administrative employees increased to 32 at October 1, 2006 from 15 at October 2, 2005. Of the $2.6 million increase, salaries and benefits accounted for $918,000, professional service fees accounted for $590,000, allocated facilities accounted for $302,000, and depreciation expenses accounted for $266,000. The remainder of the increase was attributable to various expenses including increases in our allowance for bad debts, state taxes, business insurance premiums and the costs of continuing education. The additional personnel and professional services fees were primarily the result of our ongoing efforts to build the legal, financial, human resources and information technology functions required of a public company. We expect to incur significant additional expenses as a result of operating as a public company, including costs to comply with the Sarbanes-Oxley Act of 2002 and other rules and regulations applicable to public companies. Stock-based compensation expense included in general and administrative expenses increased to $82,000 in the first nine months of 2006 from $4,000 in the first nine months of 2005.

Other Income (Expense), Net.  Other expense, net increased by nearly $2.5 million to $2.5 million in the first nine months of 2006 from $20,000 in the first nine months of 2005. The increase was primarily due to a $1.6 million warrant revaluation expense recognized in the more recent period in accordance with FSP 150-5. This accounting rule requires us to classify our preferred stock warrants as liabilities and record them at fair value with any increase or decrease in value recorded as other expense or income. Interest expense increased $662,000 due to a higher average debt balance and a higher average interest rate. The increase in the average debt balance was primarily attributable to a $6.0 million subordinated debt financing that closed in the first quarter of 2006.

Fiscal 2005 Compared to Fiscal 2004

Revenue.  Our total revenue was $21.1 million in 2005 as compared to $7.7 million in 2004, an increase of 175%. In 2005 and 2004, Eastman Kodak Company accounted for 20% and 60%, respectively, of our total revenue. Product revenue increased by $11.9 million to $18.7 million in 2005 from $6.8 million in 2004 due to a 230% increase in our customer base from January 2, 2005 to January 1, 2006. Five new product introductions in 2005 contributed to new customer growth. Revenue related to new customer sales represent approximately 61% of total revenue in 2005 as compared to 35% of total revenue in 2004. Reorder revenue from our existing customers represented approximately 39% of total revenue in 2005 as compared to 65% of total revenue in 2004. The average size of reorders increased by 13% from 2004 to 2005. The average size of initial orders increased by 58% from 2004 to 2005.

Services revenue increased by $1.6 million to $2.4 million in 2005 from $806,000 in 2004. The increase in services revenue was a result of increased product sales and first-year technical support service sales combined with the renewal of service contracts by existing customers. In 2005, we derived 27% of our total revenue from indirect channels compared to 6% in 2004.

Gross Margin.  Gross margin decreased one percentage point to 45% in 2005 from 46% in 2004. Product revenue gross margin declined six percentage points to 44% in 2005 from 50% in 2004. A negative factor impacting product revenue gross margin was an inventory valuation reserve of $1.0 million taken in 2005 because of technological obsolescence of certain early-generation products. Absent taking this reserve, our 2005 product gross margin would have remained constant at the 50% level of 2004.

Gross margin for services revenue increased to 50% in 2005 from 12% in 2004. Services revenue includes support services for both our software and our hardware products. Software support provides customers with software updates, maintenance releases and patches, which have minimal costs. Hardware support includes Internet access to our technical knowledge database and Internet access to technical support personnel. Costs to maintain the technical knowledge database and to maintain our technical support group have not increased at the same rate as services revenue. As a result, gross margin for services revenue increased due to our services revenue growing more rapidly than these fixed costs associated with the services performed.

Research and Development Expenses.  Research and development expenses increased $5.1 million, or 68%, to $12.5 million in 2005 from $7.4 million in 2004. Research and development employees increased to 75 at the end of 2005 from 56 at the end of 2004. Salaries and benefits accounted for $2.5 million and depreciation of development equipment accounted for $1.2 million of the $5.1 million increase. New product prototype expenses, allocated facilities expenses and consulting services fees accounted for $410,000, $205,000 and $156,000, respectively, of the increase. The remainder of the increase was attributable to patent-related costs and other product development expenses.

Sales and Marketing Expenses.  Sales and marketing expenses increased $6.1 million, or 96%, to $12.4 million in 2005 from $6.3 million in 2004. Sales and marketing employees increased to 74 at the end of 2005 from 35 at the end of 2004. Salaries and benefits, commissions, and sales and marketing promotion and sales programs accounted for $2.6 million, $1.8 million and $1.0 million, respectively, of the $6.1 million increase. Allocated facilities expenses, professional services fees and depreciation expenses accounted for $393,000, $258,000 and $72,000, respectively, of the increase.

General and Administrative Expenses.  General and administrative expenses increased $1.4 million, or 60%, to $3.7 million in 2005 from $2.3 million in 2004. General and administrative employees increased to 21 at the end of 2005 from 13 at the end of 2004. Of the $1.4 million increase, salaries and benefits and professional services fees accounted for $745,000 and $274,000, respectively. The remainder of the increase was attributable to various expenses including allocated facilities expenses and an increase in the allowance for bad debts. The additional personnel and professional services fees were primarily the result of our ongoing efforts to build legal, financial, human resources and information technology functions.

Other Expense (Income), Net.  Other expense, net decreased by $86,000 to $68,000 in 2005 from net income of $18,000 in 2004. The decrease was primarily due to an increase in interest expense partially offset by an increase in interest income, and a $52,000 warrant revaluation expense recognized in accordance with FSP 150-5. This accounting rule requires us to classify our preferred stock warrants as liabilities and record them at fair value with any increase or decrease in value of the warrants recorded as other expense or income. Interest expense increased $216,000 due to $6 million of additional debt and a higher average interest rate. Interest income increased $182,000 primarily due to higher average cash balances in 2005.

Fiscal 2004 Compared to Fiscal 2003

Revenue.  Our total revenue was $7.7 million in 2004 as compared to $1.3 million in 2003, an increase of 492%. We began shipping products in the first quarter of 2003. In 2004, we had one customer that accounted for 60% of our total revenue. Product revenue increased by $5.6 million to $6.8 million in 2004 from $1.2 million in 2003 due to a 340% increase in new customers from December 31, 2003 to January 2, 2005. Reorder revenue from our existing customers represented approximately 65% of total revenue in 2004. The average size of repeat orders increased by 153% from 2003 to 2004. The average size of initial orders decreased by 11% from 2003 to 2004, but average order size in total still increased significantly. Services revenue increased by $710,000 to $806,000 in 2004 from $96,000 in 2003. The increase in services revenue was due to increases in product sales and first-year technical support service sales. In 2004, we derived 6% of our total revenue from indirect channels. We had no indirect channel sales in 2003.

Gross Margin.  Gross margin increased 13 percentage points to 46% in 2004 from 33% in 2003. Gross margin for product revenue increased 14 percentage points to 50% in 2004 from 36% in 2003. These increases in gross margin were due to customer adoption of a newer generation of products that became available in April 2004, reduced costs of product components and, in the former case, higher services revenue gross margins. In addition, our newer generation products in 2004 were designed with a new version of our OneFS operating system software and hardware features that resulted in more favorable component pricing.

Gross margin for services revenue increased 11 percentage points to 12% in 2004 from 1% in 2003. Services revenue includes support services for both our software and our hardware products. Software support provides customers with software updates, maintenance releases and patches, which have minimal costs. Hardware support includes Internet access to our technical knowledge database and Internet access to technical support personnel. Costs to maintain the technical knowledge database and to maintain our technical support group have not increased at the same rate as services revenue. As a result, gross margin for services revenue increased due to our services revenue growing more rapidly than these fixed costs associated with the services performed.

Research and Development Expenses.  Research and development expenses increased $3.0 million, or 69%, to $7.4 million in 2004 from $4.4 million in 2003. Research and development employees increased to 56 at the end of 2004 from 35 at the end of 2003. Salaries and benefits accounted for $1.2 million and depreciation of research equipment accounted for $799,000 of the $3.0 million increase. Allocated facilities expenses and consulting services fees accounted for $339,000 and $268,000, respectively. The remainder of the increase was due to various expenses including patent-related costs and other product development expenses.

Sales and Marketing Expenses.  Sales and marketing expenses increased $3.6 million, or 130%, to $6.3 million in 2004 from $2.7 million in 2003. Sales and marketing employees increased to 35 at the end of 2004 from 11 at the end of 2003. Salaries, benefits and commissions accounted for $2.0 million, prototype expenses accounted for $371,000, travel and entertainment accounted for $319,000 and professional services fees accounted for $255,000 of the $3.6 million increase in sales and marketing expenses. The remainder of the increase was primarily attributable to allocated facilities expenses.

General and Administrative Expenses.  General and administrative expenses increased $653,000, or 40%, to $2.3 million in 2004 from $1.6 million in 2003. General and administrative employees increased to 13 at the end of 2004 from 5 at the end of 2003. Salaries and benefits increased $662,000, but were offset by a decrease of $240,000 in professional services fees. The remainder of the increase was primarily attributable to an increase in our allowance for bad debts and other general expenses.

Other Income (Expense), Net.  Other income, net decreased by $85,000 to $18,000 in 2004 from $103,000 in 2003. The decrease was primarily due to an increase in interest expense, which was attributable to additional bank borrowings in 2004.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statement of operations data for each of the eight quarters in the period ended October 1, 2006. The quarterly data, have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. Our operating results may fluctuate due to a variety of factors. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. Our results for these quarterly periods are not necessarily indicative of the results of operations for a full year or any future period.

	Quarter Ended
	January 2,	April 3,	July 3,	October 2,	January 1,	April 2,	July 2,	October 1,
	2005	2005	2005	2005	2006	2006	2006	2006
	(in thousands, except per share data)

Revenue:
Product	$3,001	$3,242	$2,839	$4,892	$7,736	$9,012	$11,696	$15,506
Services	—	365	460	581	968	1,411	1,718	2,280

Total revenue	3,001	3,607	3,299	5,473	8,704	10,423	13,414	17,786

Cost of revenue:
Product	1,333	1,694	1,386	3,514	3,794	4,350	5,735	7,464
Services	271	232	271	277	407	676	660	978

Total cost of revenue	1,604	1,926	1,657	3,791	4,201	5,026	6,395	8,442

Gross profit	1,397	1,681	1,642	1,682	4,503	5,397	7,019	9,344

Operating expenses:
Research and development	2,242	2,644	3,013	3,286	3,535	3,560	3,894	4,404
Sales and marketing	1,967	2,547	2,833	3,104	3,893	4,816	5,685	6,704
General and administrative	803	766	826	979	1,110	1,293	1,777	2,116

Total operating expenses	5,012	5,957	6,672	7,369	8,538	9,669	11,356	13,224

Loss from operations	(3,615)	(4,276)	(5,030)	(5,687)	(4,035)	(4,272)	(4,337)	(3,880)
Other income (expense), net	(17)	(16)	(3)	(1)	(48)	(246)	(1,160)	(1,074)

Loss before income tax expense and cumulative effect of change in accounting principle	(3,632)	(4,292)	(5,033)	(5,688)	(4,083)	(4,518)	(5,497)	(4,954)
Income tax expense	—	—	—	—	—	—	—	(60)

Loss before cumulative effect of change in accounting principle	(3,632)	(4,292)	(5,033)	(5,688)	(4,083)	(4,518)	(5,497)	(5,014)
Cumulative effect of change in accounting principle	—	—	—	(89)	—	—	—	—

Net loss	$(3,632)	$(4,292)	$(5,033)	$(5,777)	$(4,083)	$(4,518)	$(5,497)	$(5,014)

Net loss per common share, basic and diluted	$(0.88)	$(0.97)	$(1.07)	$(1.15)	$(0.78)	$(0.79)	$(0.89)	$(0.70)

Revenue has generally increased sequentially in each of the quarters presented due to increases in the number of products sold to new and existing customers, ongoing development of indirect sales channels, and international expansion. Our product revenue and total revenue decreased in the second quarter of 2005 due to lower revenue from one major customer. Because of the rapid growth of our revenue, we have not yet experienced the effects of seasonality on a quarter-to-quarter basis, but we expect that, over the longer term, we will experience seasonally reduced activity in the first and third quarters of each calendar year, as is the case with similar technology companies. Gross margin has also generally increased sequentially in each of the quarters presented, due to the changes in product mix sold, the increase in average selling prices of our products and services, and ongoing efforts to reduce product costs. Our gross margin decreased in the third quarter of 2005. The decrease was due to a $625,000 increase in our inventory valuation reserve for technological obsolescence of certain early-generation products and lower sales prices on previous generation products that were subsequently superseded. Operating expenses have increased sequentially in each of the quarters presented as we continued to add personnel and related costs to accommodate our growing business on a quarterly basis.

Liquidity and Capital Resources

As of October 1, 2006, our principal sources of liquidity consisted of cash and cash equivalents of $17.9 million and accounts receivable of $19.2 million.

Our primary sources of cash historically have been proceeds from the issuance of convertible preferred stock, customer payments for our products and services and proceeds from the issuance of notes payable. From the beginning of 2001 through October 1, 2006, we issued convertible preferred stock with aggregate net proceeds of $69.5 million and notes payable with aggregate proceeds of $52.6 million. The proceeds from the notes payable have been used to fund our losses from operations and capital expenditures. Although we expect our credit facilities to remain available following the completion of this offering, we anticipate that we will not have a need to fund operations through additional borrowings in the near term.

Our principal uses of cash historically have consisted of payroll and other operating expenses, repayments of borrowings and purchases of property and equipment primarily to support the development of new products. From the beginning of 2001 through October 1, 2006, we made $34.7 million in principal payments on notes payable and purchased $11.6 million in property and equipment.

Since the second quarter of 2005, we have expanded our operations internationally. Our sales contracts are denominated in United States dollars and thus the increase in our revenue derived from international customers has not affected our cash flows from operations. As we fund our international operations, our cash and cash equivalents could be affected by changes in exchange rates. To date, the foreign currency effect on our cash and cash equivalents has been immaterial.

The following table shows our working capital and cash, cash equivalents and marketable securities as of the stated dates:

	As of
	January 2,	January 1,	October 1,
	2005	2006	2006
	(in thousands)

Working capital	$7,204	$7,332	$5,971
Cash, cash equivalents and marketable securities	8,618	12,656	17,863

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Year Ended			Nine Months Ended
	December 31,	January 2,	January 1,	October 2,	October 1,
	2003	2005	2006	2005	2006
	(in thousands)

Net cash used in operating activities	$(8,025)	$(11,798)	$(18,411)	$(15,126)	$(11,079)
Net cash provided by (used in) investing activities	7,232	611	(5,536)	(4,723)	(2,034)
Net cash (used in) provided by financing activities	(116)	17,818	26,179	24,657	20,122

  Cash Flows from Operating Activities

Our cash flows from operating activities are significantly influenced by our cash investments to support the growth of our business in areas such as research and development, sales and marketing and corporate administration. Our operating cash flows are also influenced by our working capital needs to support growth and fluctuations in inventory, accounts receivable, vendor accounts payable and other current assets and liabilities. Certain metrics such as inventory and accounts receivable turns historically have been impacted by our product mix and the timing of orders from our customer base. As we have continued to build our integrated relationship with our manufacturing partner Sanmina, we have experienced a steady improvement in inventory turns due to the transition of inventory management to Sanmina. Accounts receivable levels at quarter-ends have historically been affected by the timing of orders from our customers during the quarter.

Net cash used in operating activities was $15.1 million and $11.1 million in the first nine months of 2005 and 2006, respectively. Net cash used in operating activities in the first nine months of 2006 consisted primarily of our net loss of $15.0 million reduced by depreciation and amortization expense of $3.0 million and $1.6 million of non-cash charges related to the revaluation of our preferred stock warrants to their estimated fair value. Net cash used in operating activities in the first nine months of 2005 consisted of our net loss of $15.1 million and a use of $2.8 million related to net changes in our operating assets and liabilities, reduced by depreciation and amortization expense of $1.6 million and excess and obsolete inventory expense of $942,000.

Net cash used in operating activities was $8.0 million, $11.8 million and $18.4 million in 2003, 2004 and 2005, respectively. Net cash used in operating activities in 2005 primarily consisted of our net loss of $19.2 million and a use of $3.1 million related to net changes in our operating assets and liabilities, reduced by depreciation and amortization expense of $2.6 million and excess and obsolete inventory expense of $1.0 million. Net cash used in operating activities in 2003 and 2004 primarily consisted of our net losses of $8.3 million and $12.5 million, respectively, reduced by depreciation and amortization expense of $396,000 and $1.0 million, respectively.

  Cash Flows from Investing Activities

Cash flows from investing activities primarily relate to capital expenditures to support our growth.

Net cash used in investing activities in the first nine months of 2006 was $2.0 million, comprised of $3.9 million of capital expenditures, primarily related to improvements for newly-leased space for our headquarters and increased research and development lab equipment, offset primarily by $1.8 million of net sales of marketable securities. Net cash used in investing activities was $4.7 million in the first nine months of 2005, comprised of purchases of marketable securities of $2.6 million and capital expenditures of $2.1 million.

Net cash used in investing activities was $5.5 million in 2005, comprised of $3.7 million of capital expenditures, primarily purchases of research and development lab equipment, and $1.8 million of net purchases of marketable securities.

Net cash provided by investing activities was $611,000 in 2004, comprised of proceeds of $3.2 million from sales of marketable securities, partially offset by capital expenditures of $2.6 million. This level of capital expenditures was a significant increase from $545,000 in 2003 due to purchases of additional fixed assets needed to support our growth. In 2003, our net cash provided by investing activities was primarily comprised of proceeds from net sales of marketable securities of $7.8 million.

  Cash Flows from Financing Activities

Net cash provided by financing activities was $20.1 million and $24.7 million in the first nine months of 2006 and first nine months of 2005, respectively. In the first nine months of 2006, we sold our Series E convertible preferred stock for net proceeds of $9.9 million, borrowed $6.0 million under a subordinated loan agreement and made net borrowings of $4.3 million under our line of credit facilities. In the first nine months of 2005, we sold our Series D convertible preferred stock for net proceeds of $19.9 million and made net borrowings of $4.6 million under our line of credit facilities. These borrowings were used to fund losses from operations and for capital expenditures.

Net cash provided by financing activities increased to $26.2 million in 2005 from $17.8 million in 2004. In 2005, we sold our Series D convertible preferred stock for net proceeds of $19.9 million and made net borrowings of $6.1 million under our line of credit facilities. In 2004, we sold our Series C convertible preferred stock for net proceeds of $16.4 million and made net borrowings of $1.2 million under our line of credit facilities.

Net cash used in financing activities was $116,000 in 2003, primarily related to principal payments made on borrowings.

We believe that our $17.9 million of cash and cash equivalents at October 1, 2006, together with any cash flow from our operations, will be sufficient to fund our projected operating requirements for at least twelve months. However, we may need to raise additional capital or incur additional indebtedness to continue to fund our operations in the future. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of our expansion into new territories, the timing of introductions of new products and enhancements to existing products, and the continuing market acceptance of our products. Although we currently are not a party to any agreement or letter of intent with respect to potential material investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Contractual Obligations

The following is a summary of our contractual obligations as of January 1, 2006:

	Payments Due by Period
		Less than	1 - 3	3 - 5	More than
	Total	1 year	Years	Years	5 years
	(in thousands)

Long-term debt, including current portion(1)	$7,527	$6,427	$1,100	$—	$—
Capital lease obligations(1)	16	10	6	—	—
Operating lease obligations(2)	12,733	1,258	3,239	3,635	4,601
Purchase obligations	3,228	3,228	—	—	—

Total	$23,504	$10,923	$4,345	$3,635	$4,601

(1)	Excludes interest payments on each obligation.

(2)	In August 2006, we entered into an amendment to our existing operating lease for our headquarters and office space. As a result of the amendment, the operating lease obligations disclosed above will be increased by $4.3 million in total, comprised of increases of $1.5 million, $1.9 million and $872,000 due in one to three years, three to five years and more than five years, respectively.

Guarantees

In the ordinary course of business, we have entered into agreements with, among others, customers, value-added resellers, system integrators and distributors that include guarantees or indemnity provisions. Based on historical experience and information known as of October 1, 2006, we believe our exposure related to the above guarantees and indemnities at October 1, 2006 was not material. In the ordinary course of business, we also enter into indemnification agreements with our officers and directors and our certificate of incorporation and bylaws include similar indemnification obligations to our officers and directors. It is not possible to determine the amount of our liability related to these indemnification agreements and obligations to our officers and directors due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

In June 2006, EITF No. 06-3, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation), or EITF 06-3 was issued, which states that a company must disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of EITF 06-3. If taxes included in gross revenue are significant, a company must disclose the amount of these taxes for each period for which an income statement is presented. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. EITF 06-3 will be effective for us beginning January 1, 2007. Based on our current evaluation of EITF 06-3, we do not expect its adoption to have a significant impact on our consolidated results of operations or financial position.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN No. 48, which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN No. 48 provides guidance on the recognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN No. 48 will be effective for us beginning January 1, 2007. We are in the process of determining the effect, if any, that the adoption of FIN No. 48 will have on our consolidated results of operations or financial position.

Quantitative and Qualitative Disclosures About Market Risk

  Foreign Currency Risk

Our international sales and marketing operations incur expenses that are denominated in foreign currencies. These expenses could be materially affected by currency fluctuations. Our exposures are to fluctuations in exchange rates for the U.S. dollar versus the euro, the British pound, the Japanese yen and, to a lesser extent, the Canadian dollar and the Korean won. Changes in currency exchange rates could adversely affect our consolidated results of operations or financial position. Additionally, our international sales and marketing operations maintain cash balances denominated in foreign currencies. In order to decrease the inherent risk associated with translation of foreign cash balances into our reporting currency, we have not maintained excess cash balances in foreign currencies. As of October 1, 2006, we had $177,000 of cash in foreign accounts. To date, we have not hedged our exposure to changes in foreign currency exchange rates and, as a result, could incur unanticipated translation gains and losses.

  Interest Rate Risk

We had a cash, cash equivalents and marketable securities balance of $12.7 million at January 1, 2006, which was held for working capital purposes. We do not enter into investments for trading or speculative purposes. We do not believe that we have any material exposure to changes in the fair value of these investments as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income.

At January 1, 2006, we had $7.5 million of borrowings outstanding under our equipment and working capital line of credit arrangements, which bore interest at variable rates adjusted monthly based on the prime rate plus applicable margins. If the weighted-average interest rate applicable to these borrowings in 2005 had increased by 100 basis points, our interest expense would have increased by $49,000 in that period, assuming consistent borrowing levels. The $6.0 million principal amount outstanding under our subordinated debt agreement, entered into subsequent to January 1, 2006, bears interest at a fixed rate.

BUSINESS

Overview

We believe we are the leading provider of clustered storage systems for digital content, based on customer adoption, breadth of product offerings and technology capabilities. As more information is recorded and communicated in images and pictures rather than text and words, the volume of digital content — which includes video, audio, digital images, computer models, PDF files, scanned images, reference information, test and simulation data and other unstructured data — is growing rapidly. Enterprises are utilizing this digital content to create new products and services, generate new revenue streams, accelerate research and development cycles and improve their overall competitiveness. Recognizing the growth and importance of this type of data, we designed and developed our clustered storage systems specifically to address the needs of storing and managing digital content. Our systems are comprised of three or more nodes. Each node is a self-contained, rack-mountable device that contains industry standard hardware, including disk drives, a central processing unit, or CPU, memory chips and network interfaces, and is integrated with our proprietary OneFS operating system software, which unifies a cluster of nodes into a single shared resource. To date, we have sold our clustered storage systems to more than 300 customers across a wide range of industries. We sell our products indirectly through a channel partner program that includes over 100 value-added resellers and distributors, and directly through our field sales force.

Industry Background

  Proliferation of Digital Content

Information is increasingly recorded and communicated in images and pictures rather than text and words. This trend is resulting in the creation of innovative new applications in computer processing, digital imaging, video, satellite imagery, Internet services, business analysis, and visualization displays, modeling and simulation. These new applications, combined with higher levels of digital resolution and the adoption of high-bandwidth communication networks, are driving the widespread proliferation of digital content. As more business and consumer activities create and utilize digital content, the need for ways to store, manage and access this information is growing rapidly.

According to a May 2006 market analysis report by IDC, the worldwide market for external disk storage systems will grow from approximately $17.4 billion in 2005 to approximately $22.7 billion in 2010. The external disk storage systems market has traditionally been served by storage solutions based on Storage Area Network, or SAN, Network Attached Storage, or NAS, and Direct Attached Storage, or DAS, architectures. In addition, a separate May 2006 market analysis report by IDC estimated the worldwide market for storage software will grow from approximately $9.1 billion in 2005 to approximately $14.3 billion in 2010. IDC noted that the revenue estimates in its reports were based on key assumptions such as macroeconomic variables, technological developments, new high-capacity disk drives, content management needs, global trends such as the convergence of voice, video and data communications, and market characteristics.

While the worldwide market for external disk storage systems is expected to grow at a steady rate from 2005 to 2010, the market for storage solutions dedicated to digital content is estimated to grow at a much faster rate. According to a January 2006 research report by ESG, certain industries including multimedia, oil and gas, scientific research, healthcare, personal Internet services and software development will experience rapid growth in file-based storage capacity. For example, in disk-based digital archiving, which is one portion of the market our systems address, ESG forecasts that the demand for storage capacity will grow from 377 petabytes in 2005 to nearly 11,000 petabytes in 2010, representing a 96% compound annual growth rate, with the substantial majority of this stored information comprised of unstructured content, such as office documents, web pages, digital images and audio and video files. ESG noted that its data are based on ESG’s surveys and other research reports and general market observations and analysis.

Digital content has many characteristics that differentiate it from traditional structured data. These characteristics include:

•	Large File Sizes and Data Stores Versus Small File Sizes and Data Stores. Digital content files are typically much larger than structured data files and can range from a megabyte to a terabyte or more in size. In contrast, a structured data file, such as that generated for a credit card transaction, can be as small as one kilobyte. As the number of files containing digital content increases, enterprises will require storage systems with capacities that can scale from a few terabytes to hundreds of petabytes.

•	Rapid and Unpredictable Data Growth Versus Stable and Consistent Data Growth. Digital content files are often stored in several different formats, resolutions and locations. As a consequence, multiple files are often created for each new piece of digital content, resulting in a growth rate that can be rapid and very difficult to predict. In addition, new classes of applications for creating and delivering digital content are proliferating, such as Internet delivery, video-on-demand and computer modeling. The growth rate of traditional, text-based, transactional data has typically been steadier and more predictable.

•	High or Concurrent User Access Versus Discrete Single User Access. Digital content is often used in environments where it must be simultaneously available to many systems, applications, groups and users, both inside and outside an enterprise. Accordingly, systems that manage and store digital content must be able to sustain high rates of concurrent access to multiple files by multiple users. Requests for structured data, on the other hand, are typically made by a small number of simultaneous users or applications querying the appropriate database.

•	High Throughput Versus Input/Output Intensive. Digital content applications typically require high data transfer rates, or throughput, from storage devices to applications or users, with some applications requiring throughput of multiple gigabytes per second. In particular, sequential access and high data throughput are required for larger files such as video, audio and digital images to avoid delayed or interrupted sessions. In contrast, structured data files are typically accessed in a more random transaction-based pattern where throughput is less critical.

  Widespread and Increasing Use of Digital Content

The growth of digital content is fundamentally changing business processes and creating new market opportunities across a wide range of industries. Enterprises are utilizing digital content to create new products and services, generate new revenue streams, accelerate research and development cycles and improve their overall competitiveness. As a result, digital content has become a critical economic asset in many industries. Industries that are being transformed by the proliferation of digital content include:

•	Media and Entertainment. Digitization of production and delivery of content in the media and entertainment industry is driving significant increases in data storage and access requirements. Examples include the emergence of high-definition television, digital video standards like HD-DVD and Blu-Ray, streaming media formats for online delivery of content and new high-resolution digital images used in movie production. As these and similar formats proliferate and the media industry moves towards an all-digital workflow that includes the creation, management, delivery and archiving of television programs, music, films and publishing materials, digital content storage requirements will continue to grow. In movie production, for example, 10 seconds of high-resolution digital footage can require as many as 12 gigabytes of storage, and in the publishing industry, sophisticated digital cameras can take up to eight photos per second, each of which can create an image file of up to 20 megabytes.

•	Internet. Internet users upload and download millions of digital images, digital videos, music, documents and other web-based content daily. In addition, businesses that rely on the Internet as a distribution channel for their products or services often must accommodate millions of concurrent users accessing data, deliver 24x7x365 online availability, manage rapidly expanding amounts of digital content and provide aggregate data throughput of multiple gigabytes per second. For example, MySpace stated that, as of August 8, 2006, the approximately 100 million registered users of its online community have the ability to share and access digital photos, digital video and music.

•	Cable and Telecommunications. Cable, telecommunications and satellite television providers are seeking to offer consumers a “triple play” of video, voice and data services in a single bundled offering. In particular, the build-out of video-on-demand services has required and will continue to require many centralized and distributed storage systems to keep pace with the availability and distribution of new content, including DVD movies, on-demand digital television programming and digital music.

•	Oil and Gas. As the demand for and price of oil and natural gas increase, energy companies are investing in innovative exploration and development technologies to find new reserves and to extract more from existing reserves. New geo-seismic imaging applications process raw seismic data into two- and three-dimensional images, creating multidimensional visualization models that can result in the creation of data files exceeding one terabyte and total data stores ranging in size from hundreds of terabytes to tens of petabytes.

•	Life Sciences. Research and development in the life sciences and drug discovery fields are increasingly characterized by statistically-driven, information-based analyses using proteomic, genomic and DNA sequencing data. In addition, new digital microscopes can capture digital images with digital resolutions as high as 18 megapixels and three-dimensional display capability. As a result, life sciences professionals are storing, retrieving and analyzing increasingly large amounts of digital content. For instance, in the area of cancer research, an image of a single drop of blood analyzed by a mass spectrometer can create over 60 gigabytes of data. As scientists build statistically significant sample sizes for research projects, they can collect tens of thousands and, ultimately, millions of patient data files in the form of digital content.

•	Manufacturing. New testing and digital simulation technologies used to enhance manufacturing processes are creating significant amounts of digital content and require high-performance storage systems. In some manufacturing applications, test instruments capture, write and analyze over 100,000 data samples per second. In addition, as manufacturers increasingly incorporate digital design and automation technology into their workflows, they are creating a large number of files containing digital content.

•	Federal Government. Advances in defense and intelligence technologies, such as the capture and analysis of high-resolution satellite images, digital video and audio feeds, and digital imaging, are fueling increased demand for storage capacity from the federal government. Defense initiatives, such as the use of unmanned aircraft and vehicles, rely on very large, high-resolution topographical maps, while civilian initiatives, such as hurricane and weather modeling, document scanning, and public health services, create large files and require large data stores.

  Storage Challenges for Digital Content

Traditional storage system architectures were primarily designed for structured data applications such as transaction processing, email, accounting, databases and other front- and back-office business systems. Today, these traditional storage systems are also being used by default to store and manage digital content, despite the fact that they were neither designed nor intended to address the unique challenges associated with the storage and management of this type of content. We believe the distinctive characteristics and rapid growth of digital content have created a new set of technical, management and economic challenges that include:

•	High Scalability. Enterprises require a storage architecture that can increase in performance and capacity in a linear fashion and which can scale in parallel with the growth of their digital content. In order to scale to very large storage capacities, traditional systems rely on multiple separate file systems, or silos, of storage. Each of these silos is typically accessed and managed independently, which can result in operating inefficiencies. Enterprises also want the flexibility to scale either processing power or storage capacity separately as their business needs evolve. For example, an archive application where information is accessed infrequently might need more storage capacity relative to total data throughput, while an active development project might need greater data throughput relative to total storage capacity. In general, traditional storage systems do not provide the type of flexibility that will permit an enterprise to tailor a system to its unique capacity and performance requirements.

•	High Performance. Enterprises require a storage solution that can provide the data throughput necessary to enable multiple users to have concurrent read and write access to files. The rapid proliferation of digital content requires a file system architecture that enables multiple concurrent users to access and process files that can be megabytes, gigabytes or even terabytes in size. In accessing, delivering and processing digital content, traditional storage systems have inherent performance limitations associated with their inability to aggregate performance across multiple devices. In addition, traditional storage systems typically cannot deliver the same data for multiple concurrent users in a quick or efficient manner.

•	Ease of Management. Enterprises require a storage solution that simplifies and automates the management and monitoring of storage systems as they expand. Scaling traditional systems is a complex, labor-intensive, time-consuming process that frequently requires IT personnel to map applications to newly added storage resources and manually migrate data to ensure maximum storage utilization. This process typically requires system downtime or application downtime, which can interrupt critical business operations.

•	Reliability. Enterprises require a storage system that will preserve critical digital assets as well as ensure that customers and business units have uninterrupted access to those assets. As digital content becomes increasingly important to an enterprise’s success, and as data stores and disk density continue to increase, it becomes more critical and difficult to protect and quickly rebuild storage systems in the event of a disk drive or other hardware failure. Storage solutions for digital content must be fault tolerant and be able to analyze systems for potential hardware or software failures to ensure uninterrupted user access.

•	Cost Efficiency. Traditional storage systems are becoming increasingly complex and expensive to install and configure, which increases the upfront cost of storage for enterprises. Enterprises want storage systems that offer the capital expenditure benefits of modular clustered systems that allow a “pay-as-you-grow” capability and we believe are shifting their purchasing practices accordingly. Additionally, enterprises are looking for management and scalability benefits that reduce the overall cost of purchasing, storing and managing storage resources as they grow.

  Need for a New Storage System Architecture

Traditional storage system architectures were designed primarily for use with structured data. As a consequence of the unique challenges associated with the storage and management of digital content, there is a need for a new storage architecture designed and optimized to address these challenges. Two key computing trends have enabled a new storage architecture:

•	Clustered Computing Architectures. Clustered computing architectures have been widely adopted in the enterprise server market. We believe a similar trend is beginning to occur with respect to clustered computing architectures in the storage systems market. Clustered computing systems use intelligent software to unify disparate computing resources and enable them to operate as a single system. Each device, or node, in a clustered system can operate independently or in concert with other nodes to create a distributed architecture that achieves higher levels of aggregate performance. A distributed architecture also enables an enterprise to scale its computing infrastructure commensurate with its needs by adding more nodes as necessary, maximizing cost efficiency. Clustered architectures also eliminate single points of failure by distributing data across independent nodes.

•	Industry Standard Computing Hardware. The proliferation of high-performance industry standard hardware has been a key element in enabling the development and successful adoption of clustered server systems. This type of hardware minimizes integration risk and provides attractive price-performance attributes that were not previously achievable. As a result, clustered server architectures that use industry standard hardware can offer high levels of performance and reliability, making them an attractive alternative to traditional server systems.

As a consequence of these computing trends, the rapid growth of digital content and the unique challenges associated with storing and managing this content, we believe there is a significant market opportunity for a clustered storage solution optimized for storing and managing digital content.

Our Intelligent Clustered Storage Solutions

We believe we are the leading provider of clustered storage solutions for storing and managing digital content, based on customer adoption, breadth of product offerings and technology capabilities. We designed our storage solutions, based on our OneFS operating system software, to take advantage of the benefits of clustered systems built with industry standard hardware. We believe our clustered storage solutions enable data-intensive enterprises to manage digital content more efficiently and cost effectively than traditional storage systems.

Our Isilon IQ storage systems combine our proprietary OneFS operating system software with industry standard hardware, including a storage server, a CPU, memory chips and network interfaces, in a self-contained, 3.5-inch high, rack-mountable chassis. Our proprietary OneFS operating system software combines the three distinct layers of a traditional storage architecture, which typically consist of a file system, a volume manager and a redundant array of independent disks, or RAID, into a single unified software layer. As a result, Isilon IQ nodes automatically work together to aggregate their collective computing power into a single, unified storage system that is designed to withstand the failure of any piece of hardware, including disks, switches or even entire nodes. In addition, we provide platform extension products that enable customers to scale either performance or capacity incrementally based on their then-current needs.

Key benefits of our Isilon IQ clustered storage systems include:

•	Scalability and Performance. We believe our systems provide industry-leading scalability and performance. Our OneFS operating system software can currently combine up to 96 separate nodes and up to 1,000 terabytes, or one petabyte, of storage capacity in a single cluster, and can deliver total data throughput of 10 gigabytes per second from a single file system and single pool of storage, providing linear scalability in both storage capacity and performance. Our systems support either Gigabit Ethernet or high-performance InfiniBand interconnect for low-latency, high-bandwidth, intra-cluster communication. We are continually seeking to increase the storage capacity and throughput of our systems.

•	Reliability. Our clustered storage systems have data protection capabilities, built-in redundancy and self-healing capabilities. Each Isilon IQ storage system is designed to withstand the failure of multiple disks or entire nodes so that a customer does not lose access to any files. Each node in an Isilon IQ cluster is a peer, and any node can handle a request from any application server to provide the file requested. Our OneFS operating system software allocates, or stripes, files and meta-data across all nodes in a cluster so that, if one node or multiple nodes fail, any other node can perform the requested function, thereby preventing any single point of failure. In the event of one or more disk or node failures, OneFS automatically rebuilds files in parallel across all of the existing distributed free space in the cluster, eliminating the need to have the dedicated “hot spare drives” required with most traditional storage systems. We believe our Isilon IQ storage systems can utilize this free space, while also drawing on the multiple microprocessors and aggregate computing power of the cluster, to rebuild data from failed drives five to ten times faster than traditional storage systems, enabling a more reliable storage solution.

•	Reduced Storage Cost. Our customers can purchase our Isilon IQ storage systems on a “pay-as-you-grow” model that allows them to expand their storage capacity and performance commensurate with their needs. In contrast, traditional storage systems typically require the purchase of excess performance and capacity, which remains underutilized until an enterprise grows into it. Our modular product architecture enables each customer to purchase an initial combination of performance and capacity tailored to its current needs, and to add performance, capacity or both in incremental quantities to support the growth in its digital content. In contrast to traditional storage systems, our systems, which utilize industry standard hardware, can significantly lower the initial capital expenditures required for storage, as well as the cost of acquiring additional storage capacity or performance.

•	Increased IT Operating Efficiency. Our clustered storage systems enable customers to manage their growing amounts of digital content in an automated and efficient manner that is more cost-effective than traditional storage systems. Our Isilon IQ storage systems automatically balance data across nodes to enhance performance and optimize utilization, eliminating the need for the planned storage outages that are common during the manual data-balancing processes required with traditional storage systems. The simplicity, ease of use and automation of our Isilon IQ storage systems have enabled individual customers to scale deployments from a few terabytes to more than 2,000 terabytes without any additional investment in IT staff. Each Isilon IQ storage system has been designed to interface with existing Ethernet networks, and our “plug and store” design automates many of the tasks that must be performed manually to deploy traditional storage systems. As a result, once installed in a rack, a 100 terabyte cluster can typically be configured and operational in less than 15 minutes. Additionally, capacity can typically be added to existing clusters in less than 60 seconds, without any downtime.

•	Enhanced Business Processes and Revenue Opportunities. By providing faster data access, faster data processing and streamlined workflows, our systems enable customers to manage the rapid growth in their digital content, capitalize on new products and service models for delivering digital content and unlock new revenue opportunities. For example, NBC used Isilon IQ solutions to store, access and edit more than 1,200 broadcast hours over six networks during the 17 days of events at the 2004 Summer Olympics, providing immediate access to all programming and tripling the number of broadcast hours compared with previous Olympics. Similarly, using our Isilon IQ storage system, a major aerospace and defense company unified its engine test results from previously disparate data sources into one large pool of storage, greatly improving the efficiency, speed and cost of its test operations.

•	Complementary to Existing Solutions for Structured Data. Our customers typically deploy our solutions specifically for digital content while maintaining their existing storage systems for structured data. Our use of industry standard hardware and standard file sharing protocols greatly eases integration with existing enterprise systems and substantially reduces the need to change existing data center infrastructures or use proprietary tools or software. In addition, our software enables our storage systems to be adaptable to technology that exists in our customers’ data center environments.

Our Strategy

Our strategic focus is to enhance our position as a leading provider of clustered storage solutions for digital content. Key elements of this strategy include:

•	Focus on High-Growth, Data-Intensive Markets. We believe the market for clustered storage is in its early stages. We intend to expand our customer base by focusing on markets where the storage and management of digital content are critical to the success of many enterprises. To date, our solutions have been deployed by customers in industries such as media and entertainment, Internet, cable and telecommunications, oil and gas, life sciences and manufacturing, and by the federal government. We intend to invest in our direct sales force and channel partners to further penetrate these and other markets domestically and internationally.

•	Continue to Enhance OneFS and Deliver Additional Software Applications. Our OneFS operating system software is the core of our Isilon IQ clustered storage architecture. We intend to continue to enhance our OneFS operating system software with greater levels of automation, functionality and performance and to add new software applications in areas such as archiving, data protection and storage management.

•	Leverage Trends in Commodity Hardware to Improve Price-Performance Attributes of Our Systems. Our software-based architecture is designed to allow us to integrate quickly and easily into our systems technology improvements, including those in components such as CPUs, disk drives and memory chips. Our systems are built using industry standard hardware rather than proprietary hardware, enabling us to address our customers’ needs in a cost-effective manner. As a result, our customers benefit as the price-performance attributes of these components improve over time. We intend to proactively incorporate advances in computing, storage and networking technologies into our storage systems.

•	Optimize Repeat Order Business Model. Because of the modular nature of our clustered storage systems, our customers have typically deployed our systems in an incremental fashion. We intend to continue to design our systems to take advantage of our modular architecture, enabling our customers to scale deployments in step with their growing capacity and performance needs.

•	Utilize Channel Partners to Expand Global Market Penetration. We received 41% of our total revenue for the first nine months of 2006 through indirect channels. We have established a distribution channel program that, as of October 1, 2006, had over 100 value-added resellers and distributors worldwide. We believe the ease of use and installation of our systems makes them well-suited for distribution by channel partners. We believe the international opportunity for our systems is significant and we have expanded the number of our channel partners in Asia-Pacific and Europe. We intend to continue adding value-added resellers and distributors to expand the global distribution of our systems.

•	Realize Operating Leverage. We intend to realize operating leverage from the flexibility of our business model. By leveraging partners, including value-added resellers and distributors, offshore third-party software development teams, contract manufacturers, providers of international back-office support and providers of support services, we intend to maintain a flexible cost structure and focus on our core competencies. We are also able to benefit from our contract manufacturing partner’s purchasing power, lowering our costs of components. In addition, by selling to our existing customers, we believe we can realize efficiencies in our sales model.

Technology and Architecture

We have designed a clustered storage system architecture, which consists of independent nodes that are all integrated with our OneFS operating system software to form a single shared resource. Our clustered storage systems are designed to be installed easily in standard enterprise data center environments and are accessible to users and applications running Windows, Unix/Linux and Mac operating systems using industry standard file sharing protocols over standard Gigabit Ethernet networks. Nodes within our clustered storage systems communicate with each other over a dedicated back-end network comprised of either InfiniBand or standard Gigabit Ethernet. Our clustered architecture is designed so each node has full visibility and write/read access to or from one single expandable file system. We built our clustered storage system architecture with industry standard hardware, such as Intel x86 microprocessors and SATA disk drives, to take advantage of significant advances in performance or capacity. In addition to our clustered storage systems, we provide standalone software applications designed to operate with our OneFS operating system software and leverage our clustered storage architecture.

Figure 1: Typical Isilon IQ Network Architecture

Our OneFS operating system software is the core technology of our Isilon IQ clustered storage architecture and provides a single unified operating system across our entire product family. The OneFS operating system software is designed with file-striping functionality across each node in a cluster, a fully-distributed lock manager, caching, fully-distributed meta-data, and a remote block manager to maintain global coherency and synchronization across an entire cluster. We have designed an intracluster protocol into our systems to further optimize scalability, throughput and reliability.

Figure 2: OneFS Operating System Software Architecture and Features

Our OneFS operating system software creates a single, expandable, shared pool of storage that can be used across a wide range of applications, including the production, analysis, delivery and archiving of digital content.

Our OneFS operating system software provides a number of key features including:

•	AutoBalance. Automatically balances data across all nodes in a cluster in real-time, reducing throughput bottlenecks, maximizing performance and storage utilization, and eliminating the downtime commonly associated with the manual data migrations required by traditional storage systems. AutoBalance automatically migrates and rebalances data as additional nodes are added to a cluster.

•	FlexProtect-AP. Provides the functionality that enables peering of nodes, incorporation of redundancy and reduction of the vulnerability of a cluster to any single point of failure. Its striping policies incorporated into OneFS are based on the Reed Solomon error correction code, span multiple nodes within a cluster and can be set at any level, including the cluster, directory, sub-directory or even individual file level. FlexProtect-AP is designed to re-build files automatically across the existing distributed free space in the cluster in parallel, eliminating the need to have disks dedicated solely to potential rebuild purposes, as is typically required with traditional storage architectures. It also identifies “at risk” disks and preemptively migrates relevant data from the “at risk” disks to available free space within other parts of the cluster.

•	SmartCache. Utilizes predictive software algorithms and the OneFS file-striping feature to enhance throughput for an Isilon IQ cluster. SmartCache is a globally-coherent memory cache that is optimized for digital content, can read and write data and is able to expand automatically as additional nodes are added to any Isilon IQ cluster.

•	WebAdmin. Configures, monitors and manages an Isilon IQ cluster using a single, web-based management interface. The central, web-based interface permits a real-time, single level of management for cluster performance, capacity utilization, quotas, monitoring, diagnostics and management of software applications such as our SyncIQ replication software product. Using the web interface, users can add or remove nodes from the cluster with a click of the mouse.

Products

Our product family consists of clustered storage systems and related software applications. Our clustered storage systems combine our fourth-generation OneFS operating system software with our Isilon IQ platform nodes. OneFS contains integrated file system, volume manager and RAID functionality in a distributed file system architecture and improves storage capacity, data throughput and system manageability. Our customers can optimize system performance, capacity or both with our platform extension nodes: the Isilon IQ Accelerator and the Isilon EX 6000. We also offer three related software applications that extend the capabilities and functionality of our systems: SyncIQ replication software, SmartConnect load-balancing software and SnapshotIQ protection software.

Isilon IQ Platform Nodes.  Our Isilon IQ platform nodes combine a storage server and, depending on the system, 1.92, 3.00 or 6.00 terabytes of disk capacity in dense, self-contained storage nodes that work together in a single cluster. Each Isilon IQ node is a 3.5-inch high server and has 12 SATA-II disk drives and 4.5 gigabytes of globally-coherent, read and write cache. A system requires a minimum of three nodes and can scale up to 96 nodes in a cluster. All nodes support both high-performance InfiniBand and standard Gigabit Ethernet interfaces for intra-cluster communication and provide front-side communication via standard Gigabit Ethernet.

Figure 3: Isilon IQ Platform Node

Isilon IQ Accelerator.  Our Isilon IQ Accelerator enables customers to increase the performance, or aggregate write and read throughput, of their data storage system modularly without adding storage capacity. Isilon IQ Accelerator nodes can be added to any Isilon IQ storage cluster in as little as 15 seconds and utilize InfiniBand networking to scale aggregate data throughput independently to 10 gigabytes per second with no system downtime.

Figure 4: Isilon IQ Accelerator

Isilon EX 6000.  Our Isilon EX 6000 enables customers to increase their data storage capacity modularly without the cost of adding additional performance. Designed as a low-cost, high capacity, clustered storage extension product, our EX 6000 contains 6 terabytes of SATA-II disk capacity in a 3.5-inch high chassis and utilizes Serial Attached SCSI, or SAS, technology to connect to each Isilon IQ 6000 platform node. Combining our OneFS operating system software with a high-speed SAS interconnect creates a high-density system that modularly scales from 60 terabytes to 1,000 terabytes in a single data storage pool. This solution is designed to integrate quickly and easily within existing enterprise network infrastructures, communicate standard file sharing protocols over Gigabit Ethernet, and serve as a multi-tier storage solution for near-line, archive, disk-to-disk backup and restore, as well as remote disaster recovery, applications.

Figure 5: Isilon EX 6000

SyncIQ Replication Software.  Our SyncIQ replication software application provides asynchronous file-based replication to one or more Isilon IQ clusters over any WAN/LAN IP network through a policy-based engine for disaster recovery disk-to-disk backup/recovery, and distributed workflow or delivery environments. Only those parts of a file system that have changed are communicated to the cluster. In this manner, our SyncIQ replication software leverages its distributed file system architecture to maximize efficiency in the replication process.

SmartConnect Load-Balancing Software.  Our SmartConnect software application streamlines connection management by automatically distributing client connections across individual nodes in a cluster based on defined policies, such as CPU utilization, connection count and throughput, optimizing performance and simplifying the scaling of applications and storage resources. Client and application connections can be load-balanced across all Isilon IQ nodes within a cluster without installing client-side drivers or other network devices. Additionally, SmartConnect is designed to provide seamless failover for Unix and Linux clients during planned or unplanned outages.

SnapshotIQ Protection Software.  Our SnapshotIQ software application provides a simple, scalable and flexible way to enable enterprise-class protection for clustered storage. Isilon’s snapshots are locally retained, read-only and incorruptible point-in-time images of data that distribute an unlimited number of snapshots across multiple Isilon IQ clustered storage nodes. Isilon snapshots typically take less than one second to create and incur minimal performance overhead, regardless of the size of the file system or directory being snapshot. Additionally, only changes to blocks of data that make up a file are reflected in the snapshot, ensuring efficient snapshot storage utilization.

Customers

We have sold our products worldwide to over 300 end customers in a variety of industries, including media and entertainment, Internet, cable and telecommunications, oil and gas, life sciences, manufacturing and the federal government. Our systems are deployed in a wide range of organizations, from large global enterprises with hundreds or thousands of locations to small organizations with just one location. During 2005, Eastman Kodak Company accounted for 20% of our total revenue, and in the first nine months of 2006, Comcast Corporation, which purchased through one of our resellers Computer Design and Integration LLC, and Eastman Kodak Company accounted for 14% and 13%, respectively, of our total revenue. Both of these customers buy our products on a purchase order basis, and neither has a long-term contract or minimum purchase commitment. In 2005 and the first nine months of 2006, we derived 17% and 20%, respectively, of our total revenue from customers outside of the United States, primarily in Canada, Europe, Japan and other Asian countries. For further information about revenue recognized from international customers, see note 9 to our consolidated financial statements included elsewhere in this prospectus.

Sales and Marketing

We sell our products and services directly through our field sales force and indirectly through channel partners, targeting enterprises and government organizations that have the need to store significant amounts of digital content:

•	Field Sales Force. Our field sales force is responsible for managing all direct and indirect sales within our geographic territories, including North America, France, Germany, Japan, Korea and the United Kingdom.

•	Value-Added Resellers and Distributors. We currently have over 100 channel partners that resell and/or distribute our products in the United States and internationally. These partners help market and sell our products to a broad array of enterprises and government organizations across our core markets. We typically enter into non-exclusive, written distribution agreements with our channel partners, and these agreements generally have a one-year term with no minimum sales commitment.

•	Original Equipment Manufacturers. We are currently seeking to establish additional original equipment manufacturing, or OEM, partnerships with companies that would bundle their products with ours to address the challenges of a particular market or application. We recently entered into our first two OEM agreements, with Harris Corporation and Kodak Graphics Communication Canada Company, under which each of these OEMs will offer the Isilon IQ clustered storage system bundled with its own products.

We focus our marketing efforts on increasing brand awareness, communicating product advantages and generating qualified leads for our sales force and channel partners. We rely on a variety of marketing vehicles, including trade shows, advertising, public relations, industry research, our website, and collaborative relationships with technology vendors.

We intend to expand our current sales and marketing organization in additional international territories.

Support and Services

We offer tiered customer support programs tailored to the service needs of our customers. We typically grant customers rights to unspecified software updates and maintenance releases and patches that become available during the support period. Product support includes Internet access to technical content, as well as 24-hour telephone and email access to technical support personnel. Service contracts typically have a one-year term. Substantially all of our support personnel are based in Seattle, Washington and support is available seven days a week. In addition, we work with third parties to provide onsite hardware, hardware replacement, spares inventory and other field services in Europe, Japan and North America. As we expand internationally, we expect to continue to hire additional technical support personnel to service our international customer base.

We currently provide primary product support for our channel partners, although we anticipate that, in the future, we will train our partners to provide most of the primary product support and we will provide secondary support.

Manufacturing

We outsource the manufacturing of all our systems. Our contract manufacturer, Sanmina-SCI Corporation, provides us with a wide range of operational and manufacturing services. We rely on Sanmina to procure a majority of the components for our systems, including disk drives, CPUs and power supplies. Sanmina purchases these components from multiple vendors in order to obtain competitive pricing. We work closely with Sanmina to ensure that we have the supply of products necessary to satisfy our product delivery schedule. This may include a requirement for Sanmina periodically to increase the amount of finished goods and component inventory that it carries in advance to meet anticipated customer product shipments. We purchase our finished goods inventory from Sanmina using purchase orders. Delivery on our Sanmina purchase orders occurs at the time when Sanmina ships products to our customers. This process is designed to minimize the amount of inventory that we are required to retain to meet customer demand.

Sanmina performs final test and assembly and manages the delivery of all of our products. We rely on Sanmina’s global distribution capabilities to optimize the delivery of our products. We maintain staff at Sanmina to ensure that we have adequate control over the manufacturing process and quality control.

We engage Sanmina to manufacture our products only after we receive orders from our customers. However, customers may generally cancel or reschedule orders without penalty, and delivery schedules requested by customers in these orders frequently vary based upon each customer’s particular needs. For these reasons, orders may not constitute a firm backlog and may not be a meaningful indicator of future revenue. We maintain with Sanmina a rolling 90-day firm order for products they manufacture for us, and these orders may only be rescheduled or cancelled by Sanmina under certain limited conditions and, even then, with certain restrictions and penalties up to the full cost of the product.

Sanmina is currently our only contract manufacturer and consequently our reliance on it exposes us to numerous risks, including loss of control over production materials, production volumes and ultimately finished goods supply. Our agreement with Sanmina has a one-year term that expires on February 17, 2007, with automatic renewal on a year-to-year basis unless sooner terminated by mutual agreement or in accordance with its terms.

Research and Development

Our research and development organization is responsible for the design, development, testing and certification of our clustered storage systems, OneFS operating system software and related storage software applications. As of October 1, 2006, we had 96 employees in our research and development group, substantially all of whom were located at our headquarters in Seattle, Washington or in our office in Minneapolis, Minnesota. We also use a nine-person software development team from a third-party contract engineering provider in Moscow, Russia. Our engineering efforts support product development across all major operating systems, hardware and software applications. We also test our products to certify and ensure interoperability with third-party hardware and software products. We have also made substantial investments in the automation of our product test and quality assurance laboratories. We plan to dedicate significant resources to these continued research and development efforts. Further, as we expand internationally, we may incur additional costs to conform our products to comply with local laws or local product specifications.

Our research and development expenses were $4.4 million in 2003, $7.4 million in 2004, $12.5 million in 2005 and $11.9 million in the first nine months of 2006.

Competition

The data storage market is highly competitive and is characterized by rapidly changing technology. Our primary competitors include large traditional networked storage vendors including EMC Corporation, Hewlett-Packard Company, Hitachi Data Systems Corporation, International Business Machines Corporation, Network Appliance, Inc. and Sun Microsystems, Inc. In addition, we compete against internally developed storage solutions as well as combined third-party software and hardware solutions. Also, a number of new, privately held companies are currently attempting to enter our market, some of which may become significant competitors in the future.

We believe that the principal competitive factors affecting the data storage market include such storage system attributes as:

•	scalability;

•	performance, including the ability to provide high throughput as well as access for multiple concurrent users;

•	ease of installation and management by IT personnel;

•	reliability to ensure uninterrupted user access; and

•	cost efficiency in acquisition, deployment and ongoing support.

We believe that we compete favorably with our competitors on the basis of these factors. However, many of our current competitors have, and some of our potential competitors could have, longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Some of our competitors, including EMC and Network Appliance, have made acquisitions of businesses that allow them to offer more directly competitive and comprehensive solutions than they had previously offered. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties. As a result, we cannot assure you that our products will continue to compete favorably, and any failure to do so could seriously harm our business, operating results and financial condition.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, and contractual protections.

We have 26 patent applications in the United States, one of which is scheduled to result in the issuance of a patent on December 5, 2006. We also have six patent applications in foreign countries based on two of the patent applications in the United States. We do not know whether any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims, except that some of our patent applications have received office actions and in some cases we have modified the claims. To the extent any of our applications proceeds to issuance as a patent, any such future patent may be contested, circumvented, found unenforceable or invalidated, and we may not be able to prevent third parties from infringing this patent. Therefore, the exact effect of having a patent cannot be predicted with certainty.

Our three registered trademarks in the United States are Isilon, Isilon Systems and OneFS. We also have United States trademark applications pending to register SyncIQ, TrueScale and “How breakthroughs begin.” and trademark applications pending in numerous foreign jurisdictions, including the European Union, Japan, China and Korea, for the marks Isilon, Isilon Systems, OneFS and SyncIQ.

In addition to the foregoing protections, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by United States and international copyright laws.

Despite our efforts to protect our trade secrets and proprietary rights through intellectual property rights and license and confidentiality agreements, unauthorized parties may still copy or otherwise obtain and use our software and technology. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries. If we fail to protect our intellectual property and other proprietary rights, our business could be harmed.

Third parties could claim that our products or technologies infringe their proprietary rights. The data storage industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We expect that infringement claims may further increase as the number of products and competitors in our market increase. Although we have not to date been involved in any litigation related to intellectual property, we received a letter on July 31, 2006 from counsel to SeaChange International, Inc., a supplier of video-on-demand digital server systems and software to the television industry, suggesting that our products may be using SeaChange’s patented technology. We sent a response letter to SeaChange on August 7, 2006 to convey our good faith belief, based on our initial review of SeaChange’s patents, that the SeaChange patents are not relevant to Isilon’s products. We have exchanged additional correspondence with SeaChange’s legal counsel, who, among other things, alleged infringement and requested a meeting to discuss SeaChange’s concerns. We have investigated these allegations with the assistance of counsel, and we believe that we do not infringe. If we are unable to reach an amicable resolution of this dispute, it is possible that litigation with SeaChange may result. The outcome of any litigation is inherently unpredictable, and accordingly, we cannot assure you that, in the future, a court would not find that our products infringed these patents. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims from other third parties. We cannot assure you that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights.

Governmental Regulation

Various international laws regulate the use and disposal of certain hazardous materials incorporated in our products, and various national laws regulate the export and import of our products across international borders. The requirement to comply with environmental regulations or export and import controls could cause us to incur substantial costs or subject us to business interruptions. For more information, refer to “Risk Factors — Our business is subject to increasingly complex environmental legislation that has increased both our costs and the risk of noncompliance” and “Risk Factors — We are subject to governmental export and import controls that could impair our ability to compete in international markets.”

Employees

As of October 1, 2006, we had 241 employees worldwide, including 96 in sales and marketing, 96 in research and development, 17 in support and services and 32 in finance, legal, administration and operations. None of our employees is represented by a labor union, and we consider current employee relations to be good.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results, financial condition or cash flows.

Facilities

Our principal administrative, sales, marketing, customer support and research and development facility is located at our headquarters in Seattle, Washington. We currently lease approximately 65,000 square feet of office space in the Seattle facility under a lease expiring on June 30, 2014 and an additional approximately 21,000 square feet of lab space in the same building under a lease expiring on January 31, 2013. We also lease space in various locations throughout the United States and in multiple locations worldwide, primarily for sales and services personnel. We believe that our current facilities are adequate to meet our current needs and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table provides information regarding our executive officers and directors:

Name	Age	Position(s)

Executive Officers:
Steven Goldman	46	President, Chief Executive Officer and Director
Sujal M. Patel	32	Chief Technology Officer and Director
Stuart W. Fuhlendorf	44	Chief Financial Officer and Vice President of Finance
Eric J. Scollard	41	Vice President of Sales
Mark L. Schrandt	43	Vice President of Engineering
Brett G. Goodwin	39	Vice President of Marketing and Business Development
John W. Briant	40	Vice President of Operations
Thomas P. Pettigrew	50	Vice President of Global Sales Partners
Gwen E. Weld	49	Vice President of Human Resources and Organizational Development
Other Directors:
Barry J. Fidelman(1)	66	Director
Elliott H. Jurgensen, Jr.(2)(3)	62	Director
Gregory L. McAdoo(1)(3)	42	Director
Matthew S. McIlwain(2)(3)	41	Director
James G. Richardson(3)	49	Director
William D. Ruckelshaus(1)(2)	74	Chairman of the Board of Directors and Director

(1)	Member of the nominating and governance committee.
(2)	Member of the audit committee.
(3)	Member of the compensation committee.

Steven Goldman has served as our President and Chief Executive Officer since August 2003 and as a director since September 2003. Prior to joining us, from 1997 to August 2003, Mr. Goldman served in various senior executive capacities in sales, marketing and services at F5 Networks, Inc., an application traffic management company, most recently as Senior Vice President, Sales and Services. From 1996 to 1997, Mr. Goldman served as Vice President of Enterprise Sales and Services for Microtest, Inc., a maker of network testing products, after its acquisition of Logicraft Information Systems, a network CD-ROM server company. From 1995 to 1996, Mr. Goldman served as Executive Vice President of North American Operations for Logicraft Information Systems. From 1983 to 1995, Mr. Goldman served in various positions for Virtual Microsystems, a communications software company, most recently as Vice President of Sales. Mr. Goldman received a B.A. in economics from the University of California at Berkeley.

Sujal M. Patel is one of our founders and has served as our Chief Technology Officer and a director since January 2001. He also served as our President and Chief Executive Officer from January 2001 to August 2003. Prior to joining us, from 1996 to January 2001, Mr. Patel served in various engineering roles at RealNetworks, Inc., a provider of Internet media delivery software and services, most recently as Development Manager, RealSystem Products, in which capacity he was the chief architect for the second generation of RealSystem products. Mr. Patel received a B.S. in computer science from the University of Maryland at College Park.

Stuart W. Fuhlendorf has served as our Chief Financial Officer and Vice President of Finance since April 2004. Prior to joining us, from October 2002 to April 2004, Mr. Fuhlendorf served as Vice President of Lincoln Partners, an investment bank, where he focused on mergers and acquisitions of companies in various technology industries. From 2000 to April 2002, Mr. Fuhlendorf served as Senior Vice President and Chief Financial Officer of Metawave Communications Corporation, a wireless communications company. From 1993 to 2000, Mr. Fuhlendorf served as Senior Vice President and Chief Financial Officer of EFTC Corporation, a provider of electronics manufacturing services that is now known as Suntron Corporation. Mr. Fuhlendorf served on the EFTC board of directors from 1997 to 2000. Mr. Fuhlendorf received a B.A. in social sciences from the University of Northern Colorado and an M.B.A. from the University of San Diego Graduate School of Business.

Eric J. Scollard has served as our Vice President of Sales since October 2002. Prior to joining us, from 1997 to October 2002, Mr. Scollard served in various sales management positions at VERITAS Software Corporation, a storage software company that merged with Symantec Corporation in 2005, most recently as Vice President of National Accounts. From 1991 to 1997, Mr. Scollard served in various sales and sales management positions at International Business Machines Corporation and Catapult Software Training, Inc., a software training company that was acquired by IBM in 1993, most recently as a Business Unit Executive in IBM’s storage systems division. From 1987 to 1991, Mr. Scollard served as Senior Sales Representative at EMC, an information management and storage company. Mr. Scollard received a B.A. in economics and speech communications from Gonzaga University.

Mark L. Schrandt has served as our Vice President of Engineering since November 2003. Prior to joining us, Mr. Schrandt served as a Director of Engineering for Cisco Systems, Inc., a networking equipment company, from 2000 to November 2003 after its acquisition of NuSpeed Internet Systems, Inc. In 2000, Mr. Schrandt co-founded and served as Vice President of Engineering for NuSpeed Internet Systems, Inc., an IP storage networking company. From 1992 to 1999, Mr. Schrandt served in various senior engineering positions at Storage Technology Corporation, a network storage systems company, most recently as Director of Engineering. Mr. Schrandt received a B.S. in quantitative methods and computer science from the University of St. Thomas in Minnesota.

Brett G. Goodwin served as our Vice President of Business Development from March 2002 to October 2002 and has served as our Vice President of Marketing and Business Development since October 2002. Prior to joining us, Mr. Goodwin served in various positions from 1996 to March 2002 at RealNetworks, Inc., including Group Product Manager and most recently as General Manager of Corporate Development. From 1994 to 1996, Mr. Goodwin served as a Senior Product Marketing Manager at AT&T Wireless Services. From 1989 to 1992, Mr. Goodwin worked for Booz, Allen & Hamilton, a consulting firm, as a management consultant. Mr. Goodwin received a B.A. in economics and mathematics from Pomona College and an M.B.A. from the Stanford Graduate School of Business.

John W. Briant served as our Vice President of Manufacturing and Operations from November 2004 to April 2005 and has served as our Vice President of Operations since April 2005. Prior to joining us, Mr. Briant served in various positions from 1999 to November 2004 at Suntron Corporation, most recently as Executive Vice President. From 1991 to 1998, Mr. Briant served in various leadership and engineering positions for AlliedSignal, Inc., an aerospace products and services company, From 1987 to 1991, Mr. Briant served in various engineering positions at Honeywell Corporation, a producer of aerospace control systems and flight safety equipment. Mr. Briant received a B.S. in industrial engineering and management systems from Arizona State University and an M.B.A. from the University of Phoenix.

Thomas P. Pettigrew has served as our Vice President of Global Sales Partners since February 2004. Prior to joining us, Mr. Pettigrew served as Vice President of Channel and OEM Sales for F5 Networks from 1997 to December 2003. From 1992 to 1996, Mr. Pettigrew served as a Regional Sales Manager for NetFRAME Systems Incorporated, a developer of network servers. From 1989 to 1992, Mr. Pettigrew held various sales positions at Sequent Computer Systems, a manufacturer of symmetric multiprocessing computer systems. Mr. Pettigrew received a B.A. in economics and an M.B.A. from the University of Washington.

Gwen E. Weld has served as our Vice President of Human Resources and Organizational Development since June 2006. Prior to joining us, Ms. Weld served in various senior human resources positions from 1985 to April 2004 at Microsoft Corporation, most recently overseeing Microsoft’s worldwide recruiting and alternative staffing as its General Manager, Staffing. Ms. Weld also served as General Manager of Microsoft HR, managing the human resources agenda for the sales, corporate marketing, human resources, finance, legal and operations groups globally. Ms. Weld also served as Director of International Business Development for CarPoint and Director of Business Strategy and Management for Interactive Services, both divisions of Microsoft. Prior to joining Microsoft, Ms. Weld worked in various human resources roles for Chase Manhattan Bank and Automatic Data Processing. Ms. Weld studied business administration at Pace University.

Barry J. Fidelman has served as a director since May 2003. Mr. Fidelman has been a Senior Partner of Atlas Venture, a venture capital firm, since 1988. Prior to Atlas Venture, Mr. Fidelman worked in senior executive positions for Data General, Apollo Computer and Alliant Computer. Mr. Fidelman also currently serves on the boards of directors of several private companies. Mr. Fidelman received a B.S. in electrical engineering from Massachusetts Institute of Technology and an M.B.A. from Harvard Business School.

Elliott H. Jurgensen, Jr. has served as a director since April 2006. Mr. Jurgensen retired from KPMG LLP, an accounting firm, in January 2003 after 32 years as an auditor at KPMG, including 23 years as a partner. Mr. Jurgensen held a number of leadership roles with KPMG, including national partner in charge of its hospitality industry practice from 1981 to 1993, Managing Partner of the Bellevue office from 1982 to 1991 and Managing Partner of the Seattle office from 1993 to October 2002. Mr. Jurgensen currently serves on the boards of directors of BSquare Corporation, McCormick & Schmick’s Seafood Restaurants, Inc. and ASC Management, Inc. and served as a director of Toolbuilder Laboratories, Inc. from 2003 to 2005. Mr. Jurgensen received a B.S. in accounting from San Jose State University.

Gregory L. McAdoo has served as a director since July 2002. Mr. McAdoo has been a Partner of Sequoia Capital, a venture capital firm, since 2000. Prior to Sequoia Capital, Mr. McAdoo served as President and Chief Executive Officer of Sentient Networks, a circuit emulation company that was acquired by Cisco Systems, Inc. in 1999. Mr. McAdoo has over 17 years of engineering and management experience in the networking industry and has held senior engineering and executive level management positions at Cisco Systems, Inc., Sourcecom, Micom Communications and Datability Systems. Mr. McAdoo also serves on the boards of directors of flipt, Inc. and PowerFile, Inc. Mr. McAdoo received a B.S. in electrical engineering from Stevens Institute of Technology.

Matthew S. McIlwain has served as a director since May 2001. Since June 2002, Mr. McIlwain has served as a Managing Director of Madrona Venture Group, a venture capital firm, which he joined in May 2000. Prior to joining Madrona, Mr. McIlwain served as Vice President of Business Process for the Genuine Parts Company. Prior to the Genuine Parts Company, Mr. McIlwain served as an Engagement Manager at McKinsey & Company, where he focused on strategy and marketing in technology-driven industries, and also worked in investment banking at Credit Suisse First Boston. Mr. McIlwain currently serves on the boards of directors of several private companies. Mr. McIlwain received a B.A. in government and economics from Dartmouth College, an M.A. in public policy from Harvard University’s Kennedy School of Government and an M.B.A. from Harvard Business School.

James G. Richardson has served as a director since October 2006. Mr. Richardson has been with Cisco Systems, Inc. since 1990, where he began his career as the founder of Cisco’s Canadian operations. Mr. Richardson has served as Cisco’s Senior Vice President, Commercial Business since January 2006 and has held numerous other senior leadership positions at Cisco, including Vice President of North American Operations, President of EMEA and Senior Vice President, Senior Vice President of the Enterprise Line of Business and Internet Communications Software Group, and Senior Vice President, Chief Marketing Officer. Mr. Richardson received a B.Comm. in marketing and finance from Queen’s University in Kingston, Ontario.

William D. Ruckelshaus has served as a director since October 2004 and as Chairman of the Board of Directors since August 2006. Mr. Ruckelshaus has served in a consultative capacity to the Madrona Venture Group as a non-management strategic director since 1999. From 1988 to 1995, Mr. Ruckelshaus served as Chairman and Chief Executive Officer of Browning-Ferris Industries, and from 1995 to 1999 he served as Chairman. Mr. Ruckelshaus served as the founding Administrator of the U.S. Environmental Protection Agency in 1970 and has served as Acting Director of the Federal Bureau of Investigation and Deputy Attorney General of the U.S. Department of Justice. Mr. Ruckelshaus served as Senior Vice President for Law and Corporate Affairs for the Weyerhaeuser Company and again served as EPA Administrator in the mid-1980s before joining Perkins Coie LLP, a private law firm, where he worked as an attorney. Mr. Ruckelshaus has previously served on the boards of directors of several corporations, including Cummins Engine Company, Nordstrom, the Weyerhaeuser Company and Vykor. Mr. Ruckelshaus is Chairman of the World Resources Institute in Washington, D.C. and is a member of the U.S. Commission on Ocean Policy. Mr. Ruckelshaus received a B.A. in politics from Princeton University and a J.D. from Harvard Law School.

Mr. Goldman, who, prior to joining us, served in various senior executive positions in sales, marketing and services at F5 Networks, Inc., has been named, together with other former and current officers and directors of F5 Networks, as a co-defendant in a number of federal and state derivative lawsuits that have been filed since May 2006. The plaintiffs in these actions are seeking to bring derivative claims on behalf of F5 Networks against the defendants based on allegations of improper stock option pricing practices. Mr. Goldman has engaged his own counsel to represent him in these actions and believes that he has meritorious defenses to all claims against him. In addition, from 2000 to 2002, Mr. Fuhlendorf was Senior Vice President and Chief Financial Officer of Metawave Communications Corporation. In 2003, approximately one year after Mr. Fuhlendorf’s departure, Metawave filed a voluntary petition for protection under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court in the Western District of Washington.

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board of Directors

Our board of directors currently consists of eight members. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and nine directors are currently authorized. As of the completion of this offering, our board of directors will be divided into three classes of directors, each serving staggered three-year terms, as follows:

•	Class I will consist of Messrs. McAdoo and Ruckelshaus, whose terms will expire at the annual meeting of stockholders to be held in 2007;

•	Class II will consist of Messrs. Fidelman, Jurgensen and Patel, whose terms will expire at the annual meeting of stockholders to be held in 2008; and

•	Class III will consist of Messrs. Goldman, McIlwain and Richardson, whose terms will expire at the annual meeting of stockholders to be held in 2009.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation or removal. The authorized number of directors may be changed by resolution duly adopted by at least a majority of our entire board of directors, although no decrease in the authorized number of directors will have the effect of removing an incumbent director from the board of directors until the incumbent director’s term expires. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Accordingly, this classification of our board of directors may have the effect of delaying or preventing changes in control of management.

Pursuant to a voting agreement entered into in July 2006 by and among us and certain of our stockholders, Messrs. Fidelman, Goldman, McAdoo, McIlwain, Patel and Ruckelshaus were each elected to serve as members of our board of directors, and, as of the date of this prospectus, continue to so serve. Pursuant to the voting agreement, Mr. Patel was selected as a representative of the holders of a majority of our common stock and Mr. Goldman was selected to fill the directorship reserved for our chief executive officer. Messrs. Fidelman, McAdoo and McIlwain were selected as representatives of Atlas Venture, Sequoia Capital and Madrona Venture Group, respectively. The voting agreement will terminate upon completion of this offering, but members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until their resignation or until their successors are duly elected by holders of our common stock.

Director Independence

In August and October 2006, our board of directors undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Fidelman, Jurgensen, McAdoo, McIlwain, Richardson and Ruckelshaus are “independent directors” as defined under the rules of The NASDAQ Stock Market.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee, and a nominating and governance committee, each of which will have the composition and responsibilities described below as of the completion of this offering.

Audit Committee

Messrs. Jurgensen, McIlwain and Ruckelshaus, each of whom is a non-employee member of our board of directors, comprise our audit committee. Mr. Jurgensen is the chairman of our audit committee. Our board has determined that each of Messrs. Jurgensen and Ruckelshaus meets the requirements for independence and that all of the members of our audit committee meet the requirements for financial literacy under the current rules of The NASDAQ Stock Market and SEC rules and regulations. Our board of directors has also determined that Mr. Jurgensen is an “audit committee financial expert” as defined in SEC rules and satisfies the financial sophistication requirements of The NASDAQ Stock Market. The audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	evaluating the qualifications, performance and independence of our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	acting as our qualified legal compliance committee; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Under the corporate governance standards of The NASDAQ Stock Market and the Securities Exchange Act of 1934, by no later than the first anniversary of the completion of this offering, each member of our audit committee must be an independent director. We intend to replace Mr. McIlwain as a member of our audit committee prior to the first anniversary of the completion of this offering if necessary to comply with this requirement.

  Compensation Committee

Messrs. Jurgensen, McAdoo, McIlwain and Richardson, each of whom is a non-employee member of our board of directors, comprise our compensation committee. Mr. Jurgensen is the chairman of our compensation committee. Our board has determined that each member of our compensation committee meets the requirements for independence under the current requirements of The NASDAQ Stock Market. The compensation committee is responsible for, among other things:

•	reviewing and approving our chief executive officer’s and other executive officers’ annual base salaries and annual incentive bonuses;

•	evaluating and recommending to the board incentive compensation plans;

•	administering our equity incentive plans; and

•	preparing the compensation committee report that the SEC requires in our annual proxy statement.

  Nominating and Governance Committee

Messrs. Fidelman, McAdoo and Ruckelshaus, each of whom is a non-employee member of our board of directors, comprise our nominating and governance committee. Mr. Ruckelshaus is the chairman of our nominating and governance committee. Our board has determined that each member of our nominating and governance committee meets the requirements for independence under the current requirements of The NASDAQ Stock Market. The nominating and governance committee is responsible for, among other things:

•	assisting the board in identifying prospective director nominees and recommending to the board director nominees for each annual meeting of stockholders;

•	developing and recommending to the board governance principles applicable to us;

•	overseeing the evaluation of the board of directors and management; and

•	recommending members for each board committee.

Director Compensation

Our directors do not currently receive any cash compensation for their services as members of our board of directors or any committee of our board of directors. However, we have a policy of reimbursing directors for travel, lodging and other reasonable expenses incurred in connection with their attendance at board or committee meetings. Three of our non-employee directors have received options to purchase shares of our common stock under our 2001 Stock Plan. In October 2004, we granted an option to purchase 166,666 shares of common stock at an exercise price of $0.22 per share to Mr. Ruckelshaus; in April 2006, we granted an option to purchase 166,666 shares of common stock at an exercise price of $1.35 per share to Mr. Jurgensen; and in October 2006 we granted an option to purchase 166,666 shares of common stock at an exercise price of $6.12 per share to Mr. Richardson. Each of these options has the following four-year vesting schedule: 1/4 of the shares subject to the option vest on the first anniversary of the vesting commencement date and 1/36 of the remaining shares subject to the option vest each month thereafter. In the event of certain change of control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, the vesting of all shares subject to each option will accelerate fully.

Each non-employee director who first joins our board of directors following the completion of this offering will receive an initial option for the number of shares determined by the board of directors at that time. The grant of these options will occur when the director first takes office, and the options will vest as determined by the board of directors at that time.

At the time of each of our annual stockholders’ meetings, beginning in 2007, each non-employee director who has served for at least the preceding ten months and who will continue to be a director after that meeting will automatically be granted an option to purchase 20,000 shares of our common stock that will vest in full on the day prior to the next year’s annual stockholder meeting. However, a new non-employee director who receives an initial option grant will not receive a 20,000 share annual grant in the same calendar year.

All these options will be granted with an exercise price equal to the fair market value on the date of the grant. For further information regarding the equity compensation of our non-employee directors, see the section titled “Management — Employee Benefit Plans — 2006 Equity Incentive Plan.”

Upon completion of this offering, non-employee directors will receive cash compensation for their services as non-employee members of the board of directors in the following amounts: $30,000 per year for service on the board of directors (with the chairman receiving an additional $10,000 per year), plus $5,000 per year for service on the audit committee, $2,500 per year for service on the compensation committee and $2,500 per year for service on the nominating and governance committee. The chairmen of the audit, compensation and nominating and governance committees will receive, per year, $10,000, $5,000 and $5,000, respectively, in each case in lieu of committee service compensation. This cash compensation will be paid monthly in arrears, with the first monthly payment to be made on the first April 15 following the completion of the offering. Payments will be pro rated for any partial month of service.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

The following table provides information regarding the compensation of our chief executive officer and each of the next four most highly-compensated executive officers in 2005. We refer to these five executive officers as our named executive officers.

Summary Compensation Table

				Long-Term
				Compensation
				Awards
				Securities
	Annual Compensation			Underlying	All Other
Name and Principal Position	Salary	Bonus		Options/SARs	Compensation

Steven Goldman	$225,000	$83,250		212,499	$11,859	(1)
President and Chief Executive Officer
Eric J. Scollard	183,951	114,675	(2)	62,499	11,859	(3)
Vice President of Sales
John W. Briant	175,000	25,000		62,500	11,818	(4)
Vice President of Operations
Mark L. Schrandt	175,000	24,375		33,333	11,859	(5)
Vice President of Engineering
Brett G. Goodwin	136,704	40,000		37,500	11,830	(6)
Vice President of Marketing and Business Development

(1)	Consists of $286 for life insurance and $11,573 for health insurance.

(2)	Includes $89,675 for sales commissions.

(3)	Consists of $286 for life insurance and $11,573 for health insurance.

(4)	Consists of $286 for life insurance, $3,666 for health insurance and $7,866 for COBRA reimbursement.

(5)	Consists of $286 for life insurance and $11,573 for health insurance.

(6)	Consists of $258 for life insurance and $11,572 for health insurance.

Stock Option Grants in Last Fiscal Year

The following table sets forth information concerning stock option grants made to each of our named executive officers in 2005. These grants were made under our 2001 Stock Plan.

The exercise price of each option granted was equal to the fair market value of our common stock as determined by our board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

	Individual Grants
			Percent of
	Number of		Total Options			Potential Realizable Value
	Securities		Granted to			at Assumed Annual Rates
	Underlying		Employees in	Exercise		of Stock Price Appreciation
	Options		Fiscal	Price	Expiration	for Option Term
Name	Granted		Year(1)	Per Share	Date	5%	10%

Steven Goldman	147,786	(2)	6.8%	$0.48	5/9/2008	$2,095,613	$3,378,932
	64,713	(2)	3.0	0.48	5/9/2008	917,634	1,479,577
Eric J. Scollard	41,666	(3)	1.9	0.22	1/28/2015	601,659	963,471
	20,833	(4)	1.0	0.22	3/10/2015	300,830	481,736
John W. Briant	62,500	(5)	2.9	0.46	6/23/2015	887,503	1,430,230
Mark L. Schrandt	33,333	(4)	1.5	0.22	3/10/2015	481,330	770,782
Brett G. Goodwin	37,500	(4)	1.7	0.22	3/10/2015	541,502	867,138

(1)	Percentages are based on options to purchase an aggregate of 2,159,944 shares of common stock granted to our employees in 2005.

(2)	100% of the shares subject to this option were vested on the date of grant.
(3)	25% of the shares subject to this option vested on January 28, 2006 and an additional 1/48 of the shares subject to this option vest each month thereafter.
(4)	25% of the shares subject to this option vested on March 10, 2006 and an additional 1/48 of the shares subject to this option vest each month thereafter.
(5)	25% of the shares subject to this option vested on November 15, 2005 and an additional 1/48 of the shares subject to this option vest each month thereafter.

The amounts shown in the table as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Potential realizable values in the table above are calculated by:

•	multiplying the number of shares of our common stock subject to the option by the assumed initial offering price per share of $9.00;

•	assuming that the aggregate stock value derived from the calculation compounds at the annual 5% or 10% rates shown in the table for the entire 10-year term of the option; and

•	subtracting from that result the total option exercise price.

The 5% and 10% assumed rates of appreciation are required by the rules promulgated by the SEC and do not represent our estimate or projection of our future stock price performance. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table presents for our named executive officers the number of shares acquired upon exercise of options in 2005 and the number and value of securities underlying unexercised options that were held by these executive officers as of the end of 2005. There was no public trading market for our common stock as of that date. The value realized and value of unexercised “in-the-money” options as of that date represent the difference between an assumed initial public offering price of $9.00 per share and the exercise price paid or payable for these shares, multiplied by the number of shares subject to the stock option, without taking into account any taxes that might be payable in connection with the transaction.

These options generally vest as to 1/4 of the shares subject to the option on the first anniversary of the date of grant and as to an additional 1/48th of the shares subject to the option at the end of each full month thereafter.

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money Options
	Acquired on	Value	Options at January 1, 2006		at January 1, 2006
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Steven Goldman	—	$—	430,171	247,743	$3,721,652	$2,175,184
Eric J. Scollard	—	—	265,989	161,882	2,355,733	1,426,679
John W. Briant	166,666(1)	364,000	16,927	170,572	144,557	1,486,685
Mark L. Schrandt	—	—	69,444	130,555	609,718	1,146,273
Brett G. Goodwin	—	—	90,015	143,315	792,389	1,259,165

(1)	Includes 87,673 shares unvested at the end of 2005 that were subject to our lapsing right of repurchase upon Mr. Briant’s cessation of service.

Employment Agreements and Change in Control Arrangements

Steven Goldman.  We entered into an employment offer letter with Mr. Goldman on July 17, 2003. Mr. Goldman’s offer letter provides that he is an at-will employee. The offer letter provides for an initial annual salary of $225,000 and target incentive compensation for the first 12 months of employment of $75,000, to be paid in quarterly installments based on performance. Mr. Goldman’s current annual base salary is $267,000 and he is eligible to receive a performance bonus of up to $133,000 for calendar year 2006, to be paid quarterly. The offer letter provides that salary and bonus eligibility will be reviewed at the end of each calendar year. Mr. Goldman’s offer letter also provides for the issuance of (i) a stock option to purchase 1,283,333 shares of our common stock at an exercise price per share equal to the fair market value on the date of grant, vesting over four years from commencement of employment and eligible for early exercise, (ii) additional stock options to purchase up to 285,000 shares of our common stock, to be granted in two parts: up to 142,500 shares at the end of six months of employment and up to 142,500 shares at the end of 12 months of employment, each to be granted at the fair market value on the respective date of grant, vesting monthly over four years from commencement of employment and (iii) a warrant to purchase a number of shares of our Series C convertible preferred stock equal to 0.5% of our shares of capital stock outstanding on a fully-diluted basis at the time of the Series C convertible preferred stock offering, at the per share price of the Series C convertible preferred stock. In May 2005, we agreed to cancel and replace this warrant to purchase 212,499 shares of Series C convertible preferred stock with stock options to purchase 212,499 shares of our common stock. Mr. Goldman’s offer letter provides for other benefits offered generally to salaried employees. In the event a change of control, as defined in our 2001 Stock Plan, occurs and we terminate Mr. Goldman’s employment without cause or Mr. Goldman terminates his employment for good reason, each as defined in his employment offer letter, within one year following the closing of that change of control and his options have been assumed or replaced as contemplated by our 2001 Stock Plan, there will be an immediate acceleration of vesting with respect to 50% of the remaining unvested portion of his options, effective as of the date of termination of employment. This acceleration is in addition to the automatic acceleration of vesting provisions provided for in our 2001 Stock Plan. In addition, in the event we terminate Mr. Goldman’s employment for any reason other than for cause or if he resigns for good reason, he will be entitled to receive a continuation of his then-current base salary or $125,000 on an annualized basis, whichever is greater, and reimbursement of COBRA payments for a period of six months. Mr. Goldman has also entered into a confidentiality and non-compete agreement that prohibits him from engaging in specified competitive activities and soliciting our employees, customers, suppliers or other business relations for a period of 12 months following the date of his termination.

Eric J. Scollard.  We entered into an employment offer letter with Mr. Scollard on October 4, 2002. Mr. Scollard’s offer letter provides that he is an at-will employee. The offer letter provides for an initial annual salary of $175,000 and target incentive compensation for calendar year 2003 of $125,000. The offer letter also provides for a signing bonus of $20,000 and a monthly car allowance of $500. Mr. Scollard’s current annual base salary is $185,000. Mr. Scollard is also eligible to receive commissions pursuant to sales commission guidelines established by our compensation committee from time to time, a monthly car allowance of $500 and a performance bonus of up to $40,000 for calendar year 2006, to be paid quarterly. Mr. Scollard’s offer letter provides for the issuance of a stock option to purchase 257,041 shares of our common stock at an exercise price per share equal to the fair market value on the date of grant, vesting over four years from commencement of employment, and eligible for early exercise. The terms of Mr. Scollard’s offer letter provide for the issuance of additional stock options at the discretion of the board of directors and for other benefits offered generally to salaried employees. If we terminate Mr. Scollard’s employment for any reason other than cause or permanent disability prior to a change of control, each as defined in his offer letter, he will be entitled to receive a continuation of his then-current base salary for a period of four months, reimbursement of COBRA payments for a certain period of time and accelerated vesting of option shares determined by adding three months to the period of service completed with us as of the termination date. In addition, in the event Mr. Scollard is subject to involuntary termination (as defined in his offer letter) within 12 months following a change of control (as defined in his offer letter), we will provide Mr. Scollard with the severance benefits described above and he will also be entitled to accelerated vesting as described in the 2001 Stock Plan. Mr. Scollard has also entered into a confidentiality and non-compete agreement that prohibits him from engaging in specified competitive activities and soliciting our employees, customers, suppliers or other business relations for a period of 12 months following the date of his termination.

John W. Briant.  We entered into an employment offer letter with Mr. Briant on September 29, 2004. Mr. Briant’s offer letter provides that he is an at-will employee. The offer letter provides for an initial annual salary of $175,000. The offer letter also provides for a $12,500 bonus to be paid on the first pay period following commencement of employment, a travel budget to be mutually agreed upon and payable through the date upon which Mr. Briant’s family relocated to Seattle, which relocation has occurred, a housing budget of $2,000 per month until no later than May 2005, and reimbursement of relocation expenses in an amount to be mutually agreed upon. Mr. Briant’s current annual base salary is $175,000 and he is eligible to receive a performance bonus of up to $35,000 for calendar year 2006, to be paid quarterly. Mr. Briant’s offer letter provides for the issuance of a stock option to purchase 291,666 shares of our common stock at an exercise price per share equal to the fair market value on the date of grant, vesting over four years from commencement of employment and eligible for early exercise. The offer letter also provides for the issuance of a stock option to purchase 62,500 shares of our common stock at the end of six months of employment at an exercise price per share equal to the fair market value on the date of grant, vesting over four years from commencement of employment and eligible for early exercise. The terms of Mr. Briant’s offer letter provides for the issuance of additional stock options at the discretion of the board of directors and for other benefits offered generally to salaried employees. Mr. Briant has also entered into a confidentiality and non-compete agreement that prohibits him from engaging in specified competitive activities and soliciting our employees, customers, suppliers or other business relations for a period of 12 months following the date of his termination.

Mark L. Schrandt.  We entered into an employment offer letter with Mr. Schrandt on October 3, 2003. Mr. Schrandt’s offer letter provides that he is an at-will employee. The offer letter provides for an initial annual salary of $175,000. The offer letter also provides for a travel budget of up to $15,000 until the date upon which Mr. Schrandt’s family relocated to Seattle, which relocation has occurred, a housing budget of $2,000 per month until no later than July 2004, and reimbursement of relocation expenses, in an amount to be mutually agreed upon. Mr. Schrandt’s current annual base salary is $180,000 and he is eligible to receive a performance bonus of up to $45,000 for calendar year 2006, to be paid quarterly. Mr. Schrandt’s offer letter provides for the issuance of a stock option to purchase 372,583 shares of our common stock at an exercise price per share equal to the fair market value on the date of grant, vesting over four years from commencement of employment and eligible for early exercise. The offer letter also provides for the issuance of a stock option to purchase 178,833 shares of our common stock once Mr. Schrandt’s family completed relocation, which it has, at an exercise price per share equal to the fair market value on the date of grant, vesting over four years from commencement of employment. The terms of Mr. Schrandt’s offer letter provide for the issuance of additional stock options at the discretion of the board of directors and for other benefits offered generally to salaried employees. In the event we terminate Mr. Schrandt’s employment for any reason other than for cause or he resigns for good reason, he will be entitled to receive a continuation of his then current base salary or $87,500 on an annualized basis, whichever is higher, and reimbursement of COBRA payments for a period of six months. Mr. Schrandt has also entered into a confidentiality and non-compete agreement that prohibits him from engaging in specified competitive activities and soliciting our employees, customers, suppliers or other business relations for a period of 12 months following the date of his termination.

Brett G. Goodwin.  We entered into an employment offer letter with Mr. Goodwin on March 10, 2002. Mr. Goodwin’s offer letter provides that he is an at-will employee. The offer letter provides for an initial annual salary of $120,000 and a bonus of up to $10,000 upon the closing of our Series B convertible preferred stock financing. Mr. Goodwin’s current annual base salary is $150,000 and he is eligible to receive a performance bonus of up to $60,000 for calendar year 2006, to be paid quarterly. Mr. Goodwin’s offer letter also provides for the issuance of a stock option to purchase 158,333 shares of our common stock at an exercise price per share equal to the fair market value on the date of grant, vesting over four years from commencement of employment, and eligible for early exercise. The offer letter also provides for the issuance of a stock option to purchase up to 8,333 shares of common stock upon the closing of the Series B convertible preferred stock financing, at an exercise price per share equal to the fair market value on the date of grant, vesting over four years from commencement of employment, and eligible for early exercise. The terms of Mr. Goodwin’s offer letter provide for the issuance of additional stock options at the discretion of the board of directors and for other benefits offered generally to salaried employees. Mr. Goodwin has also entered into a confidentiality and non-compete agreement that prohibits him from engaging in specified competitive activities and soliciting our employees, customers, suppliers or other business relations for a period of 12 months following the date of his termination.

  Change in Control Arrangements

Our 2001 Stock Plan and 2006 Equity Incentive Plan provide for the acceleration of vesting of awards in certain circumstances in connection with or following a change in control of the company. See “Employee Benefit Plans.”

Employee Benefit Plans

  Amended and Restated 2001 Stock Plan

Our board of directors adopted our 2001 Stock Plan in January 2001 and our stockholders approved it in February 2001. Our 2001 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent or subsidiary corporation’s employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent or subsidiary corporation’s employees and consultants. The 2001 Stock Plan also allows for awards of stock purchase rights.

Share Reserve.  We have reserved a total of 12,552,500 shares of our common stock for issuance pursuant to our 2001 Stock Plan. As of October 1, 2006, options to purchase 6,356,275 shares of common stock were outstanding and 629,642 shares were available for future grant under this plan. We will not grant any additional awards under our 2001 Stock Plan following this offering and will instead grant options under our 2006 Equity Incentive Plan.

Administration.  Our board of directors currently administers our 2001 Stock Plan. Our compensation committee will become the plan administrator responsible for administering all of our equity compensation plans upon the closing of this offering. Under our 2001 Stock Plan, the plan administrator has the power to determine the terms of the awards, including the employees and consultants who will receive awards, the exercise price of the award, the number of shares subject to each award, the vesting schedule and exercisability of each award and the form of consideration payable upon exercise.

Stock Options.  The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant, and their terms may not exceed ten years. The exercise price of nonstatutory stock options may be determined by the plan administrator provided that, if the grantee is our chief executive officer or one of our four most highly compensated executive officers other than our chief executive officer, the per share price may be no less than 100% of the fair market value. With respect to incentive stock options granted to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. With respect to participants who own 10% or more of the voting power of all classes of our outstanding stock as of the grant date who are also California residents, the exercise price of nonstatutory stock options granted prior to the closing of this offering must also be equal to at least 110% of the fair market value on the grant date.

Upon termination of a participant’s service with us or with a subsidiary of ours, he or she may exercise his or her option for the period of time stated in the option agreement, to the extent his or her option is vested on the date of termination. In the absence of a stated period in the award agreement, if termination is due to death or disability, the option will remain exercisable for up to 12 months. If termination is for cause, the option will immediately terminate in its entirety. For all other terminations, unless otherwise stated in the award agreement, the option will remain exercisable for 30 days. An option may never be exercised after the expiration of its term.

Stock Purchase Rights.  Stock purchase rights may be granted alone or in addition to or in tandem with other awards granted under our 2001 Stock Plan. Stock purchase rights are rights to purchase shares of our common stock that vest in accordance with terms and conditions established by the plan administrator. The plan administrator will determine the number of shares subject to a stock purchase right granted to any employee. The plan administrator may impose whatever conditions to vesting it determines to be appropriate. Unless the plan administrator determines otherwise, we have a repurchase option exercisable upon termination of the purchaser’s service with us. Shares subject to stock purchase rights that do not vest are subject to our right of repurchase or forfeiture.

Effect of a Change of Control.  Our 2001 Stock Plan provides that, in the event of certain change of control transactions, including our merger with or into another corporation or the sale of all or substantially all of our assets, the successor corporation will assume or substitute an equivalent award with respect to each outstanding award under the plan, and the vesting of the awards will be accelerated to the extent of 25% of the remaining unvested shares. If there is no assumption or substitution of outstanding awards, the awards will become fully vested and exercisable immediately prior to the change in control unless otherwise determined by the plan administrator, and the plan administrator will provide notice to the recipient that he or she has the right to exercise these outstanding awards for a period of time stated in the notice. The awards will terminate upon the expiration of that stated notice period. The plan provides that, for certain officers of the company who are terminated without cause or constructively terminated within the 12 months after a change of control transaction, any outstanding award held by them will be accelerated by an additional 25%.

Transferability.  Unless otherwise determined by the plan administrator, the 2001 Stock Plan generally does not allow for the sale or transfer of awards under the 2001 Stock Plan other than by will or the laws of descent and distribution, and may be exercised only during the lifetime of the participant and only by that participant.

Additional Provisions.  Our board of directors has the authority to amend, suspend or terminate the 2001 Stock Plan provided that action does not impair the rights of any participant without the written consent of that participant.

  2006 Equity Incentive Plan

Our board of directors adopted our 2006 Equity Incentive Plan in November 2006. Our 2006 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares.

Share Reserve.  A total of 9,300,000 shares of our common stock is authorized for issuance under our 2006 Equity Incentive Plan. In addition, upon completion of this offering, shares available for grant under our 2001 Stock Plan will become available for grant under our 2006 Equity Incentive Plan, as will shares subject to options granted under our 2001 Stock Plan outstanding upon completion of this offering that are terminated and shares issued under our 2001 Stock Plan that are repurchased by us. In addition, on the first day of each fiscal year beginning in 2008, the number of shares available for issuance may be increased by an amount equal to the least of:

•	3,500,000 shares;

•	5% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year; and

•	such other amount as our board of directors may determine.

Appropriate adjustments will be made in the number of shares authorized under our 2006 Equity Incentive Plan, in the number of options automatically granted to outside directors, and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of, among other things, a dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities, or other change in our capital structure. Shares subject to awards that expire or are cancelled or forfeited will become available again for issuance under our 2006 Equity Incentive Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy the purchase price of an award or tax withholding obligations.

Eligibility, Term and Administration of Awards.  Our compensation committee administers our 2006 Equity Incentive Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). The plan administrator has the power to determine the terms of the awards, including the exercise prices, the number of shares subject to each award, the exercisability of the awards and the form of consideration payable upon exercise.

Stock Options.  The plan administrator determines the exercise price of options granted under our 2006 Equity Incentive Plan, but the exercise price generally must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that, with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the date of grant.

Upon termination of a participant’s service with us or with a subsidiary of ours, he or she may exercise his or her option for the period of time stated in the option agreement. In the absence of a stated period in the option agreement, if termination is due to death or disability, the option will remain exercisable for 12 months after that termination. In all other cases where there is no stated period in the option agreement, the option will generally remain exercisable for three months. However, an option may never be exercised after the expiration of its term.

Automatic Option Grant Program.  Only the non-employee members of our board of directors will be eligible for automatic option grants under the 2006 Equity Incentive Plan. The program of automatic option grants for non-employee directors will be on the terms specified below as of the effective date of the 2006 Equity Incentive Plan:

•	Each non-employee director who first becomes a non-employee director following the completion of this offering will receive an initial option for the number of shares determined by the board of directors at that time. The option will vest as determined by the board of directors at that time and will have an exercise price equal to the fair market value of the common stock on the date of grant.

•	At the time of each of our annual stockholders’ meetings, beginning in 2007, each non-employee director who has served for at least the ten months preceding such meeting and who will continue to be a director after that meeting will automatically be granted an option to purchase 20,000 shares of our common stock with an exercise price equal to the fair market value of the common stock on the date of grant. These options will fully vest on the day prior to the next year’s annual stockholder meeting.

•	A non-employee director’s option will become fully vested following a change in control if it is not assumed or substituted by the acquirer upon termination of such director’s service unless voluntarily terminated without having been requested to do so by the acquirer.

Restricted Stock.  Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the plan administrator. The plan administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and whether consideration must be paid for the shares. The plan administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the plan administrator may set restrictions based on the achievement of specific performance goals. The plan administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units.  An award of restricted stock units provides the participant the right to receive payment at the end of a vesting period based on the value of a share of our common stock at the time of vesting. Stock units will be subject to such vesting requirements, restrictions and conditions to payment as the plan administrator determines are appropriate. These vesting requirements may be based on, among other things, the attainment of organizational or individual performance goals established by the plan administrator. The plan administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout. Payments of earned restricted stock units may be made in cash, shares or a combination of cash and shares.

Stock Appreciation Rights.  Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The plan administrator determines the terms of stock appreciation rights, including when these rights become exercisable and whether to pay the increased appreciation in cash, with shares of our common stock, or with a combination thereof. The exercise price of stock appreciation rights must at least be equal to the fair market value of our common stock on the date of grant.

Performance Units and Performance Shares.  Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the plan administrator are achieved or the awards otherwise vest. The plan administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance unit/shares to be paid out to participants. After the grant of a performance unit/share, the plan administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provision for that performance unit/share. Performance units will have an initial dollar value established by the plan administrator on or before the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The plan administrator, in its sole discretion, may pay earned performance units/shares in the form of cash, in shares or in a combination thereof.

Exchange Program.  The plan administrator, in its sole discretion, may institute an exchange program under which (A) outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have lower exercise prices and different terms), awards of a different type, cash, or a combination of cash and these other awards, or (B) the exercise price of any outstanding award is reduced. Notwithstanding the foregoing, the plan administrator may not institute an exchange program without stockholder approval.

Effect of a Change in Control.  Our 2006 Equity Incentive Plan provides that in the event of our “change in control,” the plan administrator may determine that the successor corporation will assume or substitute an equivalent award for each outstanding award under the plan. If there is no assumption or substitution of outstanding awards, these awards will become fully vested and exercisable immediately prior to the change in control, and the plan administrator will provide notice to the recipient that he or she has the right to exercise these outstanding awards for a period of time stated in the notice. The awards will terminate upon the expiration of that stated notice period.

Transferability.  Unless otherwise determined by the plan administrator, our 2006 Equity Incentive Plan does not allow for the sale or transfer of awards under the plan other than by will or the laws of descent and distribution, and may be exercised only during the lifetime of the participant and only by that participant.

Additional Provisions.  Our 2006 Equity Incentive Plan will automatically terminate in 2016, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our 2006 Equity Incentive Plan provided that action does not impair the rights of any participant.

  2006 Employee Stock Purchase Plan

Our board of directors adopted our 2006 Employee Stock Purchase Plan in November 2006. Our 2006 Employee Stock Purchase Plan will become effective soon after the completion of this offering.

Share Reserve.  A total of 750,000 shares of our common stock have been reserved for sale under this plan. In addition, our 2006 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under our 2006 Employee Stock Purchase Plan on the first day of each year, beginning in 2008, equal to the least of:

•	1% of the outstanding shares of our common stock on the first day of the year;

•	750,000 shares; or

•	such other amount as may be determined by our board of directors or a committee thereof.

Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants’ rights in the event of, among other things, a dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities, or other change in our capital structure.

Administration.  Our compensation committee will be responsible for administering our 2006 Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of our 2006 Employee Stock Purchase Plan and determine eligibility.

Eligibility.  All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock:

•	if that employee immediately after the grant would own stock possessing five percent or more of the total combined voting power or value of all classes of our capital stock; or

•	if that employee’s rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which these rights are outstanding.

Offering Periods.  Our 2006 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and provides for consecutive, non-overlapping offering periods lasting approximately six months each. The offering periods generally start on the first trading day on or after February 15 and August 15 of each year, except for the first such offering period, which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after February 15, 2007.

Limitations.  Our 2006 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation, which includes their wage gross earnings, commissions, overtime and shift premiums, exclusive of payments for incentive compensation and bonuses and other compensation. A participant may purchase a maximum of 2,500 shares of common stock during a six-month offering period.

Purchase of Shares.  Amounts deducted and accumulated by the participant will be used to purchase shares of our common stock at the end of each six-month offering period. The purchase price will be 85% of the fair market value of our common stock at the exercise date. Participants may end their participation at any time during an offering period, and will be refunded their payroll deductions not used to purchase shares. Participation ends automatically upon termination of employment with us.

Transferability.  A participant may not transfer rights granted under our 2006 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under our 2006 Employee Stock Purchase Plan.

Change in Control Transactions.  In the event of our merger or “change in control,” a successor corporation may assume or substitute for each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set by either our board of directors or our compensation committee.

Plan Amendments.  The 2006 Employee Stock Purchase Plan will terminate in 2026, unless we terminate it sooner. Our board of directors has the authority to amend or terminate our 2006 Employee Stock Purchase Plan, except that, subject to certain exceptions described in our 2006 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2006 Employee Stock Purchase Plan.

  Retirement Plans

401(k) Plan.  We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month on or following the date they begin employment, and participants are able to defer up to 60% of their eligible compensation subject to applicable annual Internal Revenue Code limits. The 401(k) plan permits us to make profit-sharing contributions to eligible participants, although these contributions are not required and are not currently contemplated. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. Participants are 100% vested in their pre-tax contribution accounts at all times. If we make discretionary profit-sharing contributions, participants vest 20% per year of service in their profit-sharing contribution accounts, becoming 100% vested after five years of service. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Roth 401(k).  Beginning in August 2006, participants in our 401(k) plan were given the option to allocate all or part of their 401(k) contributions into a separate Roth 401(k) account. Contributions to a participant’s Roth 401(k) account are made with after-tax dollars, earnings on those contributions are tax-free, and withdrawals are tax-free if they occur after both (i) the fifth year of participation in the Roth 401(k) account and (ii) the attainment of age 59 1/2 or earlier death or disability.

  Other

We currently have employees in the United States, Canada, France, Germany, Japan, Korea and the United Kingdom, and we are in the process of hiring additional employees and implementing benefit programs in Europe. In addition to providing statutorily mandated benefit programs in each country, we contribute to private plans for health, pension and insurance benefits in the countries where those contributions are customarily provided to employees.

Limitations on Liability and Indemnification Matters

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, no director will be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that we are required to indemnify our directors and our bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. No repeal of or amendment to our certificate of incorporation or bylaws may adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of that director or officer occurring prior to that repeal or amendment. Our bylaws also provide that we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2003 to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any of our directors, executive officers or holders of more than five percent of our capital stock or any member of their immediate family had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Management.”

Common Stock Issuances

Since January 1, 2003, Steven Goldman, our President, Chief Executive Officer and a director, has purchased 1,425,833 shares of our common stock at a price per share of $0.12 and 217,672 shares of our common stock at a price per share of $0.216, in each case by exercising stock options granted under our 2001 Stock Plan, resulting in an aggregate purchase price of $218,117.

Since January 1, 2003, Thomas P. Pettigrew, our Vice President of Global Sales Partners, has purchased 187,500 shares of our common stock at a price per share of $0.12, 125,432 shares of our common stock at a price per share of $0.216 and 33,333 shares of our common stock at a price per share of $0.816, in each case by exercising stock options granted under our 2001 Stock Plan, resulting in an aggregate purchase price of $76,794.

Since January 1, 2003, Mark L. Schrandt, our Vice President of Engineering, has purchased 372,583 shares of our common stock at a price per share of $0.12 and 178,833 shares of our common stock at a price per share of $0.216, in each case by exercising stock options granted under our 2001 Stock Plan, resulting in an aggregate purchase price of $83,338.

Since January 1, 2003, Gwen E. Weld, our Vice President of Human Resources and Organizational Development, has purchased 160,416 shares of our common stock at a price per share of $1.344 by exercising a stock option granted under our 2001 Stock Plan, resulting in a purchase price of $215,600.

Preferred Stock Issuances

In March 2004 and August 2004, we sold 11,458,323 shares of our Series C convertible preferred stock at a price of $1.44 per share to various investors, including entities affiliated with Atlas Venture, Sequoia Capital, Madrona Venture Group and Lehman Brothers.

In May 2005, we sold 8,666,100 shares of our Series D convertible preferred stock at a price of $2.30784 per share to various investors, including entities affiliated with Atlas Venture, Sequoia Capital, Madrona Venture Group and Lehman Brothers.

In July 2006, we sold 1,707,222 shares of our Series E convertible preferred stock at a price of $5.85744 per share to various investors, including entities affiliated with Atlas Venture, Sequoia Capital, Madrona Venture Group and Lehman Brothers.

The following table summarizes the shares of our common stock and preferred stock purchased by our executive officers, directors and five percent stockholders and persons associated with them in an amount in excess of $60,000 since January 1, 2003. For a description of beneficial ownership, see “Principal and Selling Stockholders.”

		Series C	Series D	Series E
	Common	Preferred	Preferred	Preferred
Investor	Stock	Stock	Stock	Stock

Executive Officers and Directors
Barry J. Fidelman(1)	—	3,056,094	2,466,802	436,415
Steven Goldman(2)	1,643,505	—	—	—
Gregory L. McAdoo(3)	—	2,485,829	1,965,056	347,649
Matthew S. McIlwain(4)	—	2,352,684	1,670,154	298,643
Thomas P. Pettigrew(5)	346,265	—	—	—
Mark L. Schrandt(6)	551,416	—	—	—
Gwen E. Weld(7)	160,416	—	—	—
Five Percent Stockholders
Entities affiliated with Atlas Venture(8)	—	3,056,094	2,466,802	436,415
Entities affiliated with Sequoia Capital(9)	—	2,485,829	1,965,056	347,649
Entities affiliated with Madrona Venture Group(10)	—	2,352,654	1,670,154	298,643
Entities affiliated with Lehman Brothers(11)	—	2,777,776	1,110,784	119,589

(1)	Represents (a) 4,710,633 shares held by Atlas Venture Fund V, L.P.; (b) 1,170,267 shares held by Atlas Venture Parallel Fund V-A C.V.; and (c) 78,411 shares held by Atlas Venture Entrepreneurs’ Fund V, L.P. As general partner of these funds, and by virtue of these funds’ relationships as affiliated limited partnerships, Atlas Venture Associates V, L.P., or AVA V LP, may also be deemed to beneficially own these shares. As the general partner of AVA V LP, Atlas Venture Associates V, Inc., or AVA V Inc., may also be deemed to beneficially own these shares. Mr. Fidelman is a Senior Partner with Atlas Venture and thus may be deemed to beneficially own these shares. Mr. Fidelman disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Each of the Atlas Venture funds disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.

(2)	Represents 1,643,505 shares acquired directly by Mr. Goldman upon exercise of stock options.

(3)	Represents (a) 3,891,133 shares held by Sequoia Capital X; (b) 346,933 shares held by Sequoia Capital X Principals Fund; and (c) 560,468 shares held by Sequoia Technology Partners X. Mr. McAdoo is a managing partner and member of various entities affiliated with Sequoia Capital. Mr. McAdoo does not have voting or dispositive authority over these shares and disclaims beneficial ownership of these shares.

(4)	Represents (a) 3,484,390 shares held by Madrona Venture Fund I-A, LP; (b) 379,225 shares held by Madrona Venture Fund I-B, LP; and (c) 457,866 shares held by Madrona Managing Director Fund LLC. Mr. McIlwain is a managing partner and member of various entities affiliated with Madrona Venture Group. Mr. McIlwain does not have voting or dispositive authority over these shares and disclaims beneficial ownership of these shares.

(5)	Represents 346,265 shares acquired directly by Mr. Pettigrew upon exercise of stock options.

(6)	Represents 551,416 shares acquired directly by Mr. Schrandt upon exercise of stock options.

(7)	Represents 160,416 shares acquired directly by Ms. Weld upon exercise of a stock option.

(8)	Represents (a) 4,710,633 shares held by Atlas Venture Fund V, L.P.; (b) 1,170,267 shares held by Atlas Venture Parallel Fund V-A C.V.; and (c) 78,411 shares held by Atlas Venture Entrepreneurs’ Fund V, L.P. See Footnote 1.

(9)	Represents (a) 3,891,133 shares held by Sequoia Capital X; (b) 346,933 shares held by Sequoia Capital X Principals Fund; and (c) 560,468 shares held by Sequoia Technology Partners X.

(10)	Represents (a) 3,484,390 shares held by Madrona Venture Fund I-A, LP; (b) 379,225 shares held by Madrona Venture Fund I-B, LP; and (c) 457,866 shares held by Madrona Managing Director Fund LLC.

(11)	Represents (a) 51,777 shares held by Lehman Brothers Offshore Partnership Account 2000/2001, L.P.; (b) 443,110 shares held by Lehman Brothers P.A. LLC.; (c) 199,641 shares held by Lehman Brothers Partnership Account 2000/2001, L.P.; (d) 615,614 shares held by Lehman Brothers Venture Capital 2003 Partnership; (e) 631,070 shares held by Lehman Brothers Venture Capital Partners II, L.P.; (f) 1,012,160 shares held by Lehman Brothers Venture Partners 2003-C, L.P.; and (g) 1,054,777 shares held by Lehman Brothers Venture Partners 2003-P, L.P.

Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement with the purchasers of our outstanding convertible preferred stock, including Sujal M. Patel, entities with which certain of our directors are affiliated, the holders of our outstanding convertible preferred stock warrants and certain of the purchasers of our outstanding common stock. The holders of an aggregate of 46,927,131 shares of our common stock and the holders of warrants to purchase an aggregate of 409,478 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Stock Option Grants

Certain stock option grants to our directors and related option grant policies are described in this prospectus under the captions “Management — Director Compensation.” Pursuant to our director compensation policy and prior arrangements, we granted the following options to certain non-employee directors:

•	In October 2004, we granted Mr. Ruckelshaus an option to purchase 166,666 shares of our common stock at an exercise price of $0.22 per share, vesting over a four-year period from the date of grant.

•	In April 2006, we granted Mr. Jurgensen an option to purchase 166,666 shares of our common stock at an exercise price of $1.35 per share, vesting over a four-year period from the date of grant.

•	In October 2006, we granted Mr. Richardson an option to purchase 166,666 shares of our common stock at an exercise price of $6.12 per share, vesting over a four-year period from the date of grant.

In the event of certain change in control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, the vesting of all shares subject to these options will accelerate fully.

Employment Arrangements and Indemnification Agreements

We have entered into employment arrangements with certain of our executive officers. See “Management — Employment Agreements and Change in Control Arrangements.”

We enter into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Management — Limitations on Liability and Indemnification Matters.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at October 1, 2006, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person who we know beneficially owns more than five percent of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 52,143,187 shares of common stock outstanding at October 1, 2006. For purposes of the table below, we have assumed that 8,350,000 shares of common stock will be sold in this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of October 1, 2006. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

The address of each beneficial owner listed in the table below is c/o Isilon Systems, Inc., 3101 Western Avenue, Seattle, Washington 98121.

	Shares Beneficially Owned
		Percent
		Before	After
Name of Beneficial Owner	Number	Offering	Offering

5% Stockholders:
Entities affiliated with Atlas Venture(1)	14,778,164	28.3%	24.4%
Entities affiliated with Sequoia Capital(2)	11,651,603	22.3	19.3
Entities affiliated with Madrona Venture Group(3)	10,009,138	19.2	16.5
Entities affiliated with Lehman Brothers(4)	4,008,149	7.7	6.6
Directors and Executive Officers:
Steven Goldman(5)	1,913,493	3.6	3.1
Sujal M. Patel(6)	3,025,164	5.8	5.0
Eric J. Scollard(7)	362,594	*	*
Mark L. Schrandt(8)	672,942	1.3	1.1
John W. Briant(9)	197,916	*	*
Brett G. Goodwin(10)	308,155	*	*
Barry J. Fidelman(11)	14,778,164	28.3	24.4
Elliott H. Jurgensen, Jr.	—	—	—
Gregory L. McAdoo(12)	11,651,603	22.3	19.3
Matthew S. McIlwain(13)	10,009,138	19.2	16.5
James G. Richardson	—	—	—
William D. Ruckelshaus(14)	86,805	*	*
All executive officers and directors as a group (15 persons)(15)	43,728,260	82.8	71.5
(footnotes on next page)

*	Less than one percent.

(1)	Represents (a) 11,681,634 shares of common stock held by Atlas Venture Fund V, L.P., (b) 2,902,082 shares of common stock held by Atlas Venture Parallel Fund V-A C.V. and (c) 194,448 shares of common stock held by Atlas Venture Entrepreneurs’ Fund V, L.P. As general partner of these funds, and by virtue of these funds’ relationships as affiliated limited partnerships, Atlas Venture Associates V, L.P., or AVA V LP, may also be deemed to beneficially own these shares. As the general partner of AVA V LP, Atlas Venture Associates V, Inc., or AVA V Inc., may also be deemed to beneficially own these shares. In their capacities as directors of AVA V Inc., each of Messrs. Axel Bichara, Jean-Francois Formela and Christopher Spray may be deemed to beneficially own these shares. Each of Messrs. Bichara, Formela and Spray disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Each of the Atlas Venture funds disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.

(2)	Represents (a) 9,291,352 shares of common stock held by Sequoia Capital X; (b) 999,345 shares of common stock held by Sequoia Capital X Principals Fund; and (c) 1,360,906 shares of common stock held by Sequoia Technology Partners X.

(3)	Represents (a) 8,070,311 shares of common stock held by Madrona Venture Fund I-A, LP; (b) 878,343 shares of common stock held by Madrona Venture Fund I-B, LP; and (c) 1,060,484 shares of common stock held by Madrona Managing Director Fund LLC.

(4)	Represents (a) 51,777 shares of common stock held by Lehman Brothers Offshore Partnership Account 2000/2001, L.P.; (b) 443,110 shares of common stock held by Lehman Brothers P.A. LLC; (c) 199,641 shares of common stock held by Lehman Brothers Partnership Account 2000/2001, L.P.; (d) 615,614 shares of common stock held by Lehman Brothers Venture Capital 2003 Partnership; (e) 631,070 shares of common stock held by Lehman Brothers Venture Capital Partners II, L.P.; (f) 1,012,160 shares of common stock held by Lehman Brothers Venture Partners 2003-C, L.P.; and (g) 1,054,777 shares of common stock held by Lehman Brothers Venture Partners 2003-P, L.P.

(5)	Includes options exercisable for 319,156 shares of common stock within 60 days of October 1, 2006.

(6)	Includes options exercisable for 7,291 shares of common stock within 60 days of October 1, 2006. Mr. Patel is also a holder of more than five percent of our common stock.

(7)	Includes options exercisable for 39,214 shares of common stock within 60 days of October 1, 2006.

(8)	Includes options exercisable for 121,526 shares of common stock within 60 days of October 1, 2006.

(9)	Includes options exercisable for 31,250 shares of common stock within 60 days of October 1, 2006.

(10)	Includes options exercisable for 27,256 shares of common stock within 60 days of October 1, 2006.

(11)	Represents shares held by entities affiliated with Atlas Venture. Mr. Fidelman is a Senior Partner with Atlas Venture and thus may be deemed to beneficially own these shares. Mr. Fidelman disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(12)	Represents shares held by entities affiliated with Sequoia Capital. Mr. McAdoo is a managing partner and member of various entities affiliated with Sequoia Capital. Mr. McAdoo does not have voting or dispositive authority over these shares and disclaims beneficial ownership of these shares.
(13)	Represents shares held by entities affiliated with Madrona Venture Group. Mr. McIlwain is a managing partner and member of various entities affiliated with Madrona Venture Group. Mr. McIlwain does not have voting or dispositive authority over these shares and disclaims beneficial ownership of these shares.

(14)	Represents options exercisable for 86,805 shares of common stock within 60 days of October 1, 2006.

(15)	Includes options exercisable for 699,770 shares of common stock within 60 days of October 1, 2006.

Over-Allotment Option

The following table presents information regarding beneficial ownership of our common stock by the selling stockholders assuming the underwriters’ over-allotment option to purchase additional shares from the selling stockholders is exercised in full.

	Shares of Common Stock
	Beneficially Owned		Shares
	Before the	After the	Being
Name of Beneficial Owner	Offering	Offering	Offered

Eastman Kodak Company(1)	416,736	—	416,736
SVB Financial Group(2)	214,492	—	181,416
Entities affiliated with Horizon Technology Funding Company LLC(3)	194,986	129,992	48,326

(1)	Eastman Kodak Company is a customer that has accounted for over 10% of our total revenue in prior fiscal periods.

(2)	The number of shares being offered is based on an assumed initial public offering price of $9.00. The exact number of shares to be offered depends on the initial public offering price because that price will determine the number of shares received upon net exercise of the warrants held by SVB Financial Group. We currently have a credit facility with Silicon Valley Bank, an affiliate of SVB Financial Group. For more information regarding this credit facility, see note 5 to our consolidated financial statements included elsewhere in this prospectus.

(3)	Represents (a) 97,493 shares of common stock held before the offering, 64,996 shares of common stock held after the offering and 24,163 shares of common stock being offered by Horizon Technology Funding Company II LLC and (b) 97,493 shares of common stock held before the offering, 64,996 shares of common stock held after the offering and 24,163 shares of common stock being offered by Horizon Technology Funding Company III LLC. The number of shares being offered is based on an assumed initial public offering price of $9.00. The exact number of shares to be offered depends on the initial public offering price because that price will determine the number of shares received upon net exercise of the warrants held by Horizon Technology Funding Company II LLC and Horizon Technology Funding Company III LLC. We currently have a credit facility with Horizon Technology Funding Company LLC. For more information regarding this credit facility, see note 5 to our consolidated financial statements included elsewhere in this prospectus.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our certificate of incorporation and bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Immediately following the completion of this offering, our authorized capital stock will consist of 260,000,000 shares, with a par value of $0.00001 per share, of which:

•	250,000,000 shares are designated as common stock; and

•	10,000,000 shares are designated as preferred stock.

At October 1, 2006, assuming the conversion of all outstanding shares of our convertible preferred stock into common stock, we had outstanding 52,143,187 shares of common stock, held of record by 191 stockholders.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably any dividends that are declared by our board of directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series, to fix the number of shares of any such series and the designation thereof and to fix the rights, preferences, privileges and restrictions granted to or imposed upon that preferred stock, including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption prices, liquidation preference and sinking fund terms, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that these holders will receive dividend payments and payments upon liquidation. This issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Warrants

As of October 1, 2006, assuming the conversion of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock, we had outstanding warrants to purchase 28,729, 185,763 and 194,986 shares of our common stock with exercise prices of $1.05, $1.44 and $2.30784 per share, respectively. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reclassifications and consolidations.

Registration Rights

The holders of an aggregate of 46,927,131 shares of our common stock and the holders of warrants to purchase an aggregate of 409,478 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these shares and warrants, and include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights.  The holders of an aggregate of 43,496,144 shares of our common stock, or their permitted transferees, are entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request of holders of a majority of these shares, to use our best efforts to register all or a portion of these shares for public resale. We are required to effect only three registrations pursuant to this provision of the investors’ rights agreement. We are not required to effect a demand registration prior to 180 days after the completion of this offering.

Short-Form Registration Rights.  The holders of an aggregate of 43,496,144 shares of our common stock and the holders of warrants to purchase an aggregate of 214,492 shares of our common stock, or their permitted transferees, are also entitled to short-form registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from holders of these shares to us, to have these shares registered by us at our expense provided that the requested registration has an anticipated aggregate offering price to the public of at least $2,500,000 and we have not already effected two short-form registrations in the preceding 12-month period.

Piggyback Registration Rights.  The holders of an aggregate of 46,927,131 shares of our common stock and the holders of warrants to purchase an aggregate of 409,478 shares of our common stock, or their permitted transferees, are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters believe that including these shares would adversely affect the offering.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

  Undesignated Preferred Stock

As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

  Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

We have provided in our certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our bylaws provide that special meetings of the stockholders may be called only by the chairperson of our board of directors, our chief executive officer, our president (in the absence of a chief executive officer), or our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Board Vacancies Filled Only by Majority of Directors Then in Office

Vacancies and newly created seats on our board may be filled only by our board of directors. Only our board of directors may determine the number of directors on our board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on our board makes it more difficult to change the composition of our board of directors, but these provisions promote a continuity of existing management.

Board Classification

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on our classified board, see “Management — Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Directors Removed Only for Cause

Our certificate of incorporation provides that directors may be removed by stockholders only for cause.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	At or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC. The transfer agent’s address is 480 Washington Boulevard, Newport Office Center VII, Jersey City, NJ 07310; and its telephone number is (206) 674-3031.

NASDAQ Global Market Listing

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “ISLN.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of 60,493,187 shares of common stock will be outstanding, assuming 52,143,187 shares outstanding as of October 1, 2006 and that there are no exercises of options or warrants after October 1, 2006 and no exercise of the underwriters’ over-allotment option. Of these shares, all 8,350,000 shares of common stock sold in this offering by us will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining 52,143,187 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities will be eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and subject to the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares

On the date of this prospectus	—
At various times beginning more than 180 days after the date of this prospectus	52,143,187

In addition, of the 6,765,753 shares of our common stock that were subject to stock options and warrants outstanding as of October 1, 2006, options and warrants to purchase approximately 2,839,847 shares of common stock will be vested and eligible for sale 180 days following the effective date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, a person who owns shares that were acquired from us or an affiliate of ours at least one year prior to the proposed sale is entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 604,932 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

We, the selling stockholders, all of our directors and officers and the other holders of substantially all shares of stock, options and warrants outstanding immediately prior to this offering have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in “Underwriters.”

Registration Rights

Upon completion of this offering, the holders of an aggregate of 46,927,131 shares of our common stock and the holders of warrants to purchase an aggregate of 409,478 shares of our common stock, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights” for additional information.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

This section summarizes certain material United States federal income and estate tax considerations relating to the ownership and disposition of common stock. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, and Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly on a retroactive basis, or the Internal Revenue Service, or the IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-United States holder” is any holder other than a citizen or resident of the United States, a corporation organized under the laws of the United States, or any state or the District of Columbia, a trust that is (i) subject to the primary supervision of a United States court and the control of one of more United States persons or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person or an estate whose income is subject to United States income tax regardless of source. If you are an individual, you may, in many cases, be deemed to be a resident of the United States, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. A resident alien is urged to consult his or her own tax advisor regarding the United States federal income tax consequences of the sale, exchange or other disposition of common stock. If a partnership or other flow-through entity is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. This summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including if the holder is a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” or corporation that accumulates earnings to avoid United States federal income tax. Finally, this summary does not describe the effects of any applicable foreign, state or local tax laws, or, except to the extent discussed below, the effects of any applicable gift or estate tax laws.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Dividends

We have not paid nor do we expect in the future to pay dividends; however, any dividend paid to a non-United States holder on our common stock will generally be subject to United States withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-United States holder’s country of residence. A non-United States holder must certify its entitlement to treaty benefits. A non-United States holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a United States trade or business conducted by the non-United States holder.

Sale of Common Stock

Non-United States holders will generally not be subject to United States federal income tax on any gains realized on the sale, exchange or other disposition of common stock unless:

•	the gain is effectively connected with the conduct by the non-United States holder of a United States trade or business (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met;

•	the non-United States holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a United States trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “United States real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in United States real estate comprised at least half of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Dividends or Gain Effectively Connected With a United States Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a United States trade or business conducted by a non-United States holder, then the dividend or gain will generally be subject to United States federal income tax at the regular graduated rates. If the non-United States holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain would generally be subject to United States federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a United States trade or business, and therefore included in the gross income of a non-United States holder, will not be subject to the 30% withholding tax. To claim an exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-United States holder is a corporation, under certain circumstances that portion of its earnings and profits that is effectively connected with its United States trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

United States Federal Estate Tax

The estates of nonresident alien individuals are generally subject to United States federal estate tax on property with a United States situs. Because we are a United States corporation, our common stock will be United States situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The United States federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Code and the United States Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments of dividends on common stock to non-United States holders will generally not be subject to backup withholding, and payments of proceeds made to non-United States holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-United States holder certifies its nonresident status. The certification procedures to claim treaty benefits described under “— Dividends” will satisfy the certification requirements necessary to avoid the backup withholding tax as well. We must report annually to the IRS any dividends paid to each non-United States holder and the tax withheld, if any, with respect to those dividends. Copies of these reports may be made available to tax authorities in the country where the non-United States holder resides.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any United States federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus among us, the selling stockholders and the underwriters, the underwriters named below, for which Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Needham & Company, LLC and RBC Capital Markets Corporation are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Needham & Company, LLC
RBC Capital Markets Corporation

Total	8,350,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $           a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We and several stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,252,500 shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $          , the total underwriters’ discounts and commissions paid by us and the selling stockholders would be $           and $          , respectively, and the total proceeds to us and the selling stockholders would be $           and $          , respectively.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Paid by
	Paid by Us		Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

The estimated offering expenses payable by us, exclusive of underwriting discounts and commissions, are approximately $2.5 million.

We, the selling stockholders, all of our directors and officers and holders of substantially all our outstanding stock, options and warrants have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Subject to certain exceptions, these restrictions do not apply to:

•	the transfer of shares of common stock or other securities acquired by a stockholder in open market transactions after the completion of this offering if no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, is required or voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	the “cashless” exercise by an employee, advisor or consultant of options to acquire shares of common stock pursuant to any employee benefit plan disclosed in this prospectus;

•	the transfer of shares of common stock or any security convertible into common stock by a stockholder as a bona fide gift or by will or intestacy;

•	the transfer of shares of common stock by a stockholder to members of his or her immediate family or to a trust, the beneficiaries of which are exclusively a member or members of the immediate family of the stockholder; and

•	the distribution or transfer of shares of common stock or any security convertible into common stock without consideration to limited partners, members or stockholders or affiliated entities of the stockholder, provided that, in the case of each of the last four types of transactions, each donee, distributee, transferee or recipient agrees to accept the restrictions described in this paragraph and, in the case of each of the last four types of transactions, no filing under Section 16 of the Exchange Act reporting a reduction of beneficial ownership of shares of common stock is required or voluntarily made in connection with these transactions during this 180-day restricted period.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or a release regarding other material news or a material event relating to us; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period or we announce that material news or a material event will occur during this period.

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “ISLN.”

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington. Fenwick & West LLP, Mountain View, California, will act as counsel to the underwriters. Certain members of investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati beneficially own an aggregate of 46,088 shares of our common stock, which represents less than 0.1% of our outstanding shares of common stock.

EXPERTS

The consolidated financial statements as of January 2, 2005 and January 1, 2006 and for each of the three years in the period ended January 1, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedule filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedule filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of that contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits and schedule filed therewith and our periodic reports and proxy statements may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from those offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

We intend to provide our stockholders with annual reports containing financial statements that have been audited by an independent registered public accounting firm, and to file with the SEC quarterly reports containing unaudited financial data for the first three quarters of each year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Isilon Systems, Inc.

The proposed reverse stock split, described in Note 11 to the consolidated financial statements, has not been consummated at November 22, 2006. When the reverse stock split has been consummated, we will be in a position to furnish the following report:

“In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in mandatorily redeemable convertible preferred stock and stockholders’ deficit and comprehensive loss and of cash flows present fairly, in all material respects, the financial position of Isilon Systems, Inc. and its subsidiaries at January 2, 2005 and January 1, 2006, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Staff Position No. 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, during the fiscal year ended January 1, 2006.”

/s/ PricewaterhouseCoopers LLP

Seattle, Washington
June 30, 2006, except for Note 11 as to which the date is November 22, 2006

ISILON SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

				Pro Forma
				Stockholders’
				Equity as
	As of			of October 1,
	January 2,	January 1,	October 1,	2006
	2005	2006	2006	(see Note 1)
			(unaudited)
	(dollars in thousands, except per share data)

ASSETS
Current assets:
Cash and cash equivalents	$8,618	$10,853	$17,863
Marketable securities	—	1,803	—
Trade receivables, net of allowances of $116, $239 and $394 (unaudited), respectively	3,347	7,862	19,167
Inventories	2,151	2,958	4,431
Other current assets	335	495	671

Total current assets	14,451	23,971	42,132
Property and equipment, net	3,036	4,164	7,582
Deferred financing and offering costs, net	63	106	815

Total assets	$17,550	$28,241	$50,529

LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,681	$3,805	$9,025
Accrued liabilities	953	1,261	2,774
Accrued compensation and related benefits	1,013	2,007	2,757
Deferred revenue and customer deposits	2,020	2,762	5,574
Preferred stock warrant liability	—	367	2,541	$—

Notes payable and capital lease obligations	580	6,437	13,490

Total current liabilities	7,247	16,639	36,161
Deferred revenue, net of current portion	—	322	2,456
Deferred rent, net of current portion	—	—	2,206
Notes payable and capital lease obligations, net of current portion	894	1,106	3,969

Total liabilities	8,141	18,067	44,792

Commitments and contingencies (Note 10)
Mandatorily redeemable convertible preferred stock, par value $0.00001: 67,553,169, 85,008,030, 87,813,563 (unaudited) and no (unaudited) shares authorized; 33,122,822, 41,788,922, 43,496,144 (unaudited) and no (unaudited) shares issued and outstanding; $39,856, $59,856, $69,856 (unaudited) and no (unaudited) aggregate liquidation preference	39,736	59,549	69,494	$—

Stockholders’ equity (deficit):
Common stock, par value $0.00001:
44,583,333, 44,583,333, 72,916,666 (unaudited) and 72,916,666 (unaudited) shares authorized; 6,173,965, 6,906,359, 8,647,043 (unaudited) and 52,143,187 (unaudited) shares issued and outstanding	—	—	—	$1
Additional paid-in capital	158	324	1,010	73,044
Accumulated other comprehensive loss	—	(29)	(68)	(68)
Accumulated deficit	(30,485)	(49,670)	(64,699)	(64,699)

Total stockholders’ equity (deficit)	(30,327)	(49,375)	(63,757)	$8,278

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ deficit	$17,550	$28,241	$50,529

The accompanying notes are an integral part of these consolidated financial statements.

ISILON SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended			Nine Months Ended
	December 31,	January 2,	January 1,	October 2,	October 1,
	2003	2005	2006	2005	2006
				(unaudited)
	(dollars in thousands, except per share data)

Revenue:
Product	$ 1,197	$ 6,847	$ 18,709	$ 10,973	$ 36,214
Services	96	806	2,374	1,406	5,409

Total revenue	1,293	7,653	21,083	12,379	41,623

Cost of revenue:
Product	766	3,453	10,388	6,594	17,549
Services	95	710	1,187	780	2,314

Total cost of revenue	861	4,163	11,575	7,374	19,863

Gross profit	432	3,490	9,508	5,005	21,760

Operating expenses:
Research and development	4,410	7,446	12,478	8,943	11,858
Sales and marketing	2,742	6,305	12,377	8,484	17,205
General and administrative	1,647	2,300	3,681	2,571	5,186

Total operating expenses	8,799	16,051	28,536	19,998	34,249

Loss from operations	(8,367)	(12,561)	(19,028)	(14,993)	(12,489)

Other income (expense), net:
Interest income and other	131	132	314	238	128
Interest expense	(28)	(114)	(330)	(232)	(894)
Warrant revaluation expense	—	—	(52)	(26)	(1,634)
Loss on disposal of property and equipment	—	—	—	—	(80)

Total other income (expense), net	103	18	(68)	(20)	(2,480)

Loss before income tax expense and cumulative effect of change in accounting principle	(8,264)	(12,543)	(19,096)	(15,013)	(14,969)
Income tax expense	—	—	—	—	(60)

Loss before cumulative effect of change in accounting principle	(8,264)	(12,543)	(19,096)	(15,013)	(15,029)
Cumulative effect of change in accounting principle	—	—	(89)	(89)	—

Net loss	$(8,264)	$(12,543)	$(19,185)	$(15,102)	$(15,029)

Net loss per common share, basic and diluted	$ (3.30)	$ (3.61)	$ (3.95)	$ (3.20)	$ (2.36)
Shares used in computing basic and diluted net loss per common share	2,501,811	3,474,388	4,851,764	4,718,609	6,380,933
Pro forma net loss per common share, basic and diluted (unaudited)			$ (0.44)		$ (0.31)
Shares used in computing pro forma basic and diluted net loss per common share (unaudited)			43,575,414		48,632,618

The accompanying notes are an integral part of these financial statements.

ISILON SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN MANDATORILY REDEEMABLE CONVERTIBLE
PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE LOSS
(dollars in thousands)

	Mandatorily Redeemable					Accumulated
	Convertible				Additional	Other		Total
	Preferred Stock		Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Deficit
Balances as of January 1, 2003	21,664,499	$23,253	3,526,715	$—	$21	$16	$(9,678)	$(9,641)
Common stock issued in connection with early-exercises of stock options	—	—	1,205,916	—	—	—	—	—
Common stock issued in connection with all other exercises of stock options	—	—	71,133	—	8	—	—	8
Vesting of early-exercised stock options	—	—	—	—	11	—	—	11
Repurchase of shares of unvested common stock	—	—	(32,812)	—	—	—	—	—
Repurchase of shares of vested common stock	—	—	(127,605)	—	(15)	—	—	(15)
Stock-based compensation expense	—	—	—	—	2	—	—	2
Comprehensive loss
Net loss	—	—	—	—	—	—	(8,264)
Unrealized loss on marketable securities	—	—	—	—	—	(15)	—

Total comprehensive loss								(8,279)

Balances as of December 31, 2003	21,664,499	23,253	4,643,347	—	27	1	(17,942)	(17,914)

Common stock issued in connection with early-exercises of stock options	—	—	1,202,583	—	—	—	—	—
Common stock issued in connection with all other exercises of stock options	—	—	328,035	—	39		—	39
Vesting of early-exercised stock options	—	—	—	—	88	—	—	88
Issuance of warrants	—	90	—	—	—	—	—	—
Issuance of Series C convertible preferred stock, net of issuance costs of $107	11,458,323	16,393	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	4	—	—	4
Comprehensive loss
Net loss	—	—	—	—	—	—	(12,543)
Unrealized loss on marketable securities	—	—	—	—	—	(1)	—

Total comprehensive loss								(12,544)

Balances as of January 2, 2005	33,122,822	39,736	6,173,965	—	158	—	(30,485)	(30,327)

Common stock issued in connection with early-exercises of stock options	—	—	462,498	—	—	—	—	—
Common stock issued in connection with all other exercises of stock options	—	—	269,896	—	42	—	—	42
Vesting of early-exercised stock options	—	—	—	—	119	—	—	119
Issuance and modification of warrants	—	112	—	—	—	—	—	—
Issuance of Series D convertible preferred stock, net of issuance costs of $73	8,666,100	19,927	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	5	—	—	5
Reclassification of warrants to liabilities	—	(226)	—	—	—	—	—	—
Comprehensive loss
Net loss	—	—	—	—	—	—	(19,185)
Foreign currency translation adjustment	—	—	—	—	—	(29)	—

Total comprehensive loss								(19,214)

Balances as of January 1, 2006	41,788,922	59,549	6,906,359	—	324	(29)	(49,670)	(49,375)

Common stock issued in connection with early-exercises of stock options (unaudited)	—	—	333,332	—	—	—	—	—
Common stock issued in connection with all other exercises of stock options (unaudited)	—	—	1,407,352	—	267	—	—	267
Vesting of early-exercised stock options (unaudited)	—	—	—	—	114	—	—	114
Issuance of Series E convertible preferred stock, net of issuance costs of $55	1,707,222	9,945	—	—	—	—	—	—
Stock-based compensation expense (unaudited)	—	—	—	—	305	—	—	305
Comprehensive loss
Net loss (unaudited)	—	—	—	—	—	—	(15,029)
Unrealized gain on marketable securities (unaudited)	—	—	—	—	—	14	—
Reclassification of unrealized gain on marketable securities to income upon sale (unaudited)	—	—	—	—	—	(14)	—
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	(39)	—

Total comprehensive loss (unaudited)								(15,068)

Balances as of October 1, 2006 (unaudited)	43,496,144	$69,494	8,647,043	$—	$1,010	$(68)	$(64,699)	$(63,757)

The accompanying notes are an integral part of these consolidated financial statements.

ISILON SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended			Nine Months Ended
	December 31,	January 2,	January 1,	October 2,	October 1,
	2003	2005	2006	2005	2006
		(dollars in thousands) (unaudited)

Cash flows from operating activities
Net loss	$(8,264)	$(12,543)	$(19,185)	$(15,102)	$(15,029)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	396	1,026	2,596	1,624	3,006
Realized gain on sale of marketable securities	—	—	—	—	(14)
Non-cash interest expense	7	33	69	50	222
Excess and obsolete inventory expense	91	203	1,019	942	212
Stock-based compensation expense	2	4	5	4	305
Gain on exchange of product for property and equipment	(200)	(69)	—	—	—
Loss on disposal of property and equipment	—	—	—	—	80
Revaluation of warrants to fair value	—	—	141	115	1,634
Changes in operating assets and liabilities:
Accounts receivable, net	(611)	(2,735)	(4,515)	(2,358)	(11,305)
Inventories	(405)	(1,913)	(1,826)	(1,773)	(1,685)
Other current assets	17	(207)	(172)	(240)	(178)
Accounts payable	241	1,571	1,113	(18)	5,013
Accrued liabilities, compensation payable and deferred rent	521	992	1,280	1,841	1,714
Deferred revenue and customer deposits	180	1,840	1,064	(211)	4,946

Net cash used in operating activities	(8,025)	(11,798)	(18,411)	(15,126)	(11,079)

Cash flows from investing activities
Purchases of property and equipment	(545)	(2,589)	(3,733)	(2,119)	(3,872)
Purchases of marketable securities	(4,008)	—	(3,253)	(2,604)	(691)
Sales of marketable securities	11,785	3,200	1,450		2,508
Proceeds from sale of property and equipment	—	—	—	—	21

Net cash provided by (used in) investing activities	7,232	611	(5,536)	(4,723)	(2,034)

Cash flows from financing activities
Proceeds from issuance of preferred stock, net	—	16,393	19,927	19,927	9,945
Proceeds from issuance of common stock	153	224	183	127	652
Proceeds from notes payable	—	1,617	13,467	8,206	36,724
Payments to repurchase common stock	(19)	—	—	—	—
Payments of offering costs	—	—	—	—	(803)
Payments of notes payable and capital lease obligations	(250)	(416)	(7,398)	(3,603)	(26,396)

Net cash (used in) provided by financing activities	(116)	17,818	26,179	24,657	20,122

Effect of exchange rate changes on cash and cash equivalents	—	—	3	2	1

Net (decrease) increase in cash and cash equivalents	(909)	6,631	2,235	4,810	7,010
Cash and cash equivalents at beginning of period	2,896	1,987	8,618	8,618	10,853

Cash and cash equivalents at end of period	$1,987	$8,618	$10,853	$13,428	$17,863

Supplemental disclosure of cash flow information
Cash paid for interest	$21	$60	$243	$279	$643
Non-cash investing and financing activities:
Additions to property and equipment included in accounts payable	180	730	722	210	494
Vesting of early-exercised stock options	11	88	119	86	114
Additions to property and equipment provided by lessor	—	—	—	—	2,417
Issuance and modifications of warrants for deferred financing costs	—	90	112	112	—
Debt discount resulting from the issuance of warrants	—	—	—	—	540
Additions to property and equipment through capital lease	—	28	—	—	—
Unrealized (loss) gain on marketable securities	(15)	(1)	—	—	14

The accompanying notes are an integral part of these consolidated financial statements.

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Significant Accounting Policies

Organization

Isilon Systems, Inc. (the “Company”) was incorporated in the State of Delaware on January 24, 2001. The Company designs, develops and markets clustered storage systems for storing and managing digital content. The Company began selling its products and services in January 2003. The Company sells systems that generally include a software license, hardware, post-contract customer support and, in some cases, additional elements.

The Company continues to be subject to a number of risks similar to other companies in a comparable stage, including reliance on key personnel, the ability to access capital to support future growth, successful development and marketing of its products in an emerging market, and competition from other companies with potentially greater technical, financial and marketing resources. The Company believes that its cash and cash equivalents at October 1, 2006, and its cash flow from operations, will be sufficient to fund its projected operating requirements for the next twelve months. However, the Company may need to raise additional capital or incur additional indebtedness to continue to fund its operations in the future.

Significant Accounting Policies

  Fiscal Year End

The Company operates on a 52/53-week fiscal year ending on the Sunday closest to December 31. Accordingly, the Company’s fiscal year 2006 ends on December 31, 2006, its fiscal year 2005 ended on January 1, 2006, its fiscal year 2004 ended on January 2, 2005, and its fiscal year 2003 ended on December 31, 2003.

  Accounting Principles

The consolidated financial statements and accompanying notes were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

  Basis of Consolidation

The consolidated financial statements include the accounts of Isilon Systems, Inc. and its wholly owned foreign subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

  Unaudited Financial Information

The accompanying unaudited consolidated balance sheet as of October 1, 2006, consolidated statements of operations and of cash flows for the nine months ended October 2, 2005 and October 1, 2006 and consolidated statement of changes in mandatorily redeemable convertible preferred stock and stockholders’ deficit for the nine months ended October 1, 2006 and related interim information contained in the notes to the consolidated financial statements are unaudited. In the opinion of management, the unaudited interim consolidated financial statements have been prepared in accordance with GAAP and include all adjustments, consisting only of normal and recurring adjustments, necessary for the fair statement of the Company’s financial position as of October 1, 2006 and its results of operations and its cash flows for the nine months ended October 2, 2005 and October 1, 2006. The results for the nine months ended October 1, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006.

  Unaudited Pro Forma Stockholders’ Equity

In August 2006, the Company’s board of directors authorized the Company to file a Registration Statement with the Securities and Exchange Commission to permit the Company to proceed with an initial public offering of its common stock. On September 1, 2006, the Company filed a Registration Statement on Form S-1. Upon consummation of this offering, all of the Company’s outstanding shares of convertible preferred stock will convert

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to an equivalent number of shares of the Company’s common stock. Additionally, all warrants to purchase shares of the Company’s convertible preferred stock outstanding at the consummation of the offering will automatically convert into warrants to purchase an equivalent number of shares of the Company’s common stock. Unaudited pro forma stockholders’ equity as of October 1, 2006, as adjusted for the impact of these conversions assuming the offering was consummated on October 1, 2006, is disclosed on the accompanying consolidated balance sheets.

  Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are inherent in the preparation of the consolidated financial statements and include accounting for revenue recognition, the allowance for doubtful accounts, obsolete and excess inventory, the valuation allowance on deferred tax assets and the valuation of equity instruments and stock-based compensation. Actual results could differ from those estimates.

  Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates market value, and consisted of the following:

	As of
	January 2,	January 1,	October 1,
	2005	2006	2006
			(unaudited)
	(in thousands)

Bank deposits	$546	$6,549	$14,972
Money market funds	8,072	2,756	2,891
Commercial paper	—	1,098	—
U.S. government securities	—	450	—

	$8,618	$10,853	$17,863

  Marketable Securities

At their date of acquisition, the Company’s marketable securities are classified into categories in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. During the periods presented, the Company had securities classified as available-for-sale, which were reported at fair value with the related unrealized gains and losses included as a separate component in stockholders’ deficit. Realized gains and losses and declines in value of securities judged to be other than temporary are included in other income (expense), net. The fair value of marketable securities is based on quoted market prices. Realized and unrealized gains and losses are based on the specific identification method. The Company’s investments in marketable securities are diversified among high-credit quality securities in accordance with the Company’s investment policy.

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Marketable securities consisted of the following:

		Gross	Gross
	Original	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(in thousands)

As of January 1, 2006
Corporate bonds and notes	$907	$1	$(1)	$907
U.S. government securities	896	—	—	896

	$1,803	$1	$(1)	$1,803

The Company did not hold any marketable securities as of January 2, 2005 or October 1, 2006.

The unrealized losses on these investments were caused by interest rate increases and not credit quality. The Company has determined the unrealized losses to be temporary since the duration of the decline in value of the investments has been short, the extent of the decline, in both dollars and as a percentage of cost, has not been significant, and the Company has the ability and intent to hold the investments until it recovers at least substantially all of the cost of the investments.

  Allowance for Doubtful Accounts

The Company reviews its allowance for doubtful accounts quarterly by assessing individual accounts receivable over a specific age and amount, and all other balances on a pooled basis based on historical collection experience and economic risk assessment. The Company’s allowance for doubtful accounts was $116,000, $239,000 and $394,000 at January 2, 2005, January 1, 2006 and October 1, 2006, respectively.

  Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the average cost method, and market value represents the lower of replacement cost or estimated net realizable value. Reserves for excess and obsolete inventory are established based on management’s analysis of inventory levels and future sales forecasts. Once established, the original cost of the Company’s inventory less the related inventory valuation reserve represents the new cost basis of these products. Reversal of these reserves is recognized only when the related inventory has been scrapped or sold. Inventories consist of components, finished goods and evaluation units.

  Property and Equipment

Property and equipment are recorded at cost. Disposals are removed at cost less accumulated depreciation, and any gain or loss from disposition is reflected in the statement of operations in the period of disposition. Depreciation and amortization are provided over the estimated useful lives of the depreciable assets, using the straight-line method, as follows:

Estimated
Useful Lives

Software and computer equipment	1 to 3 years
Furniture, office equipment and other	2 to 3 years
Leasehold improvements	1 to 7 years

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements. Additions and improvements that increase the value or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Software Development Costs

Software development costs incurred in conjunction with product development are charged to research and development expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs are capitalized and reported at the lower of unamortized cost or net realizable value of the related product. The establishment of technological feasibility and the ongoing assessment of recoverability of costs require considerable judgment by the Company with respect to certain internal and external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in hardware and software technology. For the periods presented, the Company did not capitalize any software development costs, because the costs incurred between the time technological feasibility was established and the time the product was released for sale were not significant.

  Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. While the Company’s current operating and cash flow losses are indicators of impairment, the Company believes that the future cash flows to be received from its long-lived assets will exceed their carrying value and, accordingly, has not recognized any impairment losses during the periods presented.

  Fair Value of Financial Instruments

The Company carries its marketable securities classified as available-for-sale at fair value. The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, other receivables and assets, accounts payable, accrued liabilities, other payables and liabilities, approximate their fair values due to their short-term nature. Based on borrowing rates available to the Company as of the balance sheet dates presented for loans with similar terms and similar circumstances, the carrying amounts of the Company’s debt obligations approximate their respective fair values, with the exception of the Company’s $6.0 million subordinated loan, which is carried net of a related debt discount of $412,000 in the Company’s consolidated balance sheet as of October 1, 2006.

  Concentration of Risk

The Company’s cash and cash equivalents are invested with financial institutions in deposits that, at times, may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents. Management believes that the institutions are financially sound and, accordingly, that minimal credit risk exists.

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company does not require collateral to support credit sales. Allowances are maintained for potential credit losses. Customer concentrations of greater than 10% were as follows:

	Year Ended			Nine Months Ended
	December 31,	January 2,	January 1,	October 2,	October 1,
	2003	2005	2006	2005	2006
				(unaudited)

% of Total Revenue
Customer A	24%	60%	20%	29%	13%
Customer B	—	—	3	—	14
Customer C	22	—	—	—	—
Customer D	19	2	—	—	—
Customer E	12	—	—	—	—
Customer F	—	—	—	—	6
All other customers	23	38	77	71	67

Total	100%	100%	100%	100%	100%

	As of
	January 2,	January 1,	October 1,
	2005	2006	2006
			(unaudited)

% of Gross Accounts Receivable
Customer A	76%	10%	7%
Customer B	—	11	15
Customer F	—	—	20
All other customers	24	79	58

Total	100%	100%	100%

The Company is dependent on a single contract manufacturer, and some of the key components in the Company’s products come from single or limited sources of supply.

  Revenue Recognition

The Company derives its revenue from sales of its products and services. Product revenue consists of revenue from sales of systems and software. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue.

The Company’s software is integrated with industry standard hardware and is essential to the functionality of the integrated system product. The Company provides unspecified software updates and enhancements related to its products through service contracts. Accordingly, the Company recognizes revenue in accordance with the guidance provided under AICPA Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition (“SOP 97-2”), and SOP No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions (“SOP 98-9”), for all transactions involving the sale of software. Product revenue is recognized once a legally binding arrangement with a customer has been evidenced, delivery has occurred, fees are fixed or determinable and free of contingencies and significant uncertainties, and collection is probable. The Company’s fees are considered fixed or determinable at the execution of an agreement, which comprises the final terms of sale including the description, quantity and price of each product purchased. Sales under the Company’s arrangements with customers, including value-added resellers and distributors, do not include rights of return, acceptance provisions, rebates or other incentives. The Company assesses the ability to collect from its customers based on a number of factors, including credit worthiness of the customer and past transaction history of the customer. If the customer is

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

deemed not credit worthy, all revenue from the arrangement is deferred until payment is received and all other revenue recognition criteria have been met.

Substantially all of the Company’s products have been sold in combination with services, which primarily consist of hardware and software support. Software support provides customers with rights to unspecified software updates and to maintenance releases and patches released during the term of the support period. Hardware support includes repair or replacement of hardware in the event of breakage or failure, and telephone and Internet access to technical information and support personnel during the term of the support period. Installation services when provided, are also included in services revenue.

Sales through indirect channels and reorders through the Company’s direct sales force generally consist of product and support services. The Company has established vendor specific objective evidence (“VSOE”) for the fair value of the Company’s support services as measured by the renewal prices offered to and paid by its customers. Accordingly, the Company uses the residual method, as allowed by SOP 98-9, to determine the amount of product revenue to be recognized. Under the residual method, the fair value of the undelivered element, support services, is deferred and the remaining portion of the sales amount is recognized as product revenue. This product revenue is recognized upon shipment, based on freight terms of FOB shipping point or FCA (Incoterms 2000) shipping point, assuming all other criteria for recognition discussed above have been met and, in the case of all indirect channel sales, persuasive evidence of the identity of the end-user customer is obtained. The fair value of the support services is recognized as services revenue on a straight-line basis over the term of the related support period, which is typically one year.

Initial product sales through the Company’s direct sales channel sometimes include installation services. For periods through July 2, 2006, the Company had not established VSOE for these installation services and, accordingly, under the guidance of SOP 97-2, the Company deferred all revenue from these initial product sales through the Company’s direct sales channel until the installation services had been completed. In July 2006, the Company began to offer and provide professional services to its customers, billed at stated hourly rates reflected in the Company’s price lists. As a result, during the quarter ended October 1, 2006, the Company established VSOE for its professional service offerings, including the basic installation services offered, in accordance with the guidance of SOP 97-2. Accordingly, the Company has recognized product revenue for initial product sales through the Company’s direct sales channel during the quarter ended October 1, 2006 upon shipment, assuming all other criteria for recognition have been met, and has recorded deferred revenue of $25,000 as of October 1, 2006 for related basic installation services that had not yet been performed.

  Warranties

The Company estimates its warranty liability for hardware components based on the past history of hardware failure rates and related repair costs applied to current period sales. The Company’s hardware warranty expense and liability were immaterial in each of the periods presented.

  Guarantees

In the ordinary course of business, the Company has entered into agreements with, among others, customers, value-added resellers, system integrators and distributors that include guarantees or indemnity provisions. Based on historical experience and information, the Company believes its exposure related to the above guarantees and indemnities was immaterial for each of the periods presented.

  Research and Development

Research and development costs are expensed as incurred and primarily include personnel costs, prototype expenses, allocated facilities costs and depreciation of equipment used in research and development.

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Advertising

Advertising costs are expensed as incurred. The Company incurred $117,000, $222,000 and $168,000 in advertising costs during the years ended December 31, 2003, January 2, 2005 and January 1, 2006, respectively, and $86,000 and $602,000 during the nine months ended October 2, 2005 and October 1, 2006, respectively.

  Operating Leases

The Company recognizes rent expense on a straight-line basis over the term of the lease. The difference between rent expense (which includes the impact of escalation provisions and lease incentives, such as tenant improvements provided by lessors) and rent paid is recorded as deferred rent in the Company’s consolidated balance sheets.

  Income Taxes

The Company provides for deferred income taxes under the asset and liability method. Under this method, deferred tax assets, including those related to tax loss carryforwards and credits, and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that the net deferred tax asset will not be recovered.

  Foreign Currency Translation and Transactions

The Company considers the functional currency of each of its foreign subsidiaries to be the local currency of the country in which the subsidiary operates. Assets and liabilities of foreign operations are translated into U.S. dollars using rates of exchange in effect at the end of the reporting period. Income and expense accounts are translated into U.S. dollars using average rates of exchange for the reporting period. The net gain or loss resulting from translation is shown as a foreign currency translation adjustment and included as a component of accumulated other comprehensive loss in stockholders’ deficit.

  Accounting for Stock-Based Compensation

Prior to January 2, 2006, the Company accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and Financial Accounting Standards Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and had adopted the disclosure-only provisions using the minimum value method of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. In accordance with APB 25, the Company recognized no compensation cost for options granted with an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant.

On January 2, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment (“SFAS 123(R)”), using the prospective transition method. Under this method, the Company’s stock-based compensation costs recognized during the nine months ended October 1, 2006 were comprised of compensation costs for all share-based payment awards granted subsequent to January 1, 2006, based on their grant-date fair value estimated using the Black-Scholes model, in accordance with the provisions of SFAS 123(R). As stock-based compensation expense recognized in the statement of operations for the nine months ended October 1, 2006 is based on options ultimately expected to vest, it has been reduced by an estimated forfeiture rate of 3%.

The Company chose the straight-line method of allocating compensation cost over the requisite service period of the related award under SFAS 123(R). The Company calculated the expected term based on the provisions outlined in SFAS 123(R), which, for options granted in the nine months ended October 1, 2006, resulted in an

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expected term of approximately four years. The Company based its estimate of expected volatility on the estimated volatility of similar entities whose share prices are publicly available.

For the nine months ended October 1, 2006, the Company recorded employee non-cash stock-based compensation expense under SFAS 123(R) of $289,000. In future periods, stock-based compensation expense may increase as the Company issues additional equity-based awards to continue to attract and retain key employees. As of October 1, 2006, the Company’s total unrecognized compensation cost related to stock-based awards granted since January 2, 2006 to employees and non-employee directors was $3.0 million, which will be recognized over the weighted-average remaining requisite service period of 3.7 years. The Company recorded no tax benefit related to these options during the nine months ended October 1, 2006, since the Company currently maintains a full valuation allowance.

The Company accounts for stock-based compensation arrangements with non-employees in accordance with SFAS 123 and FASB Emerging Issues Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. For stock options granted to non-employees, the fair value of the stock options was estimated using the Black-Scholes option valuation model. This model utilizes the estimated fair value of the Company’s underlying common stock at the date of grant, the contractual term of the option, the expected volatility of the price of the Company’s common stock, risk-free interest rates and expected dividend yields of the Company’s common stock.

The following table presents the detail of stock-based compensation expense amounts included in the Company’s consolidated statements of operations:

	Year Ended			Nine Months Ended
	December 31,	January 2,	January 1,	October 2,	October 1,
	2003	2005	2006	2005	2006
	(in thousands)
				(unaudited)

Cost of services revenue	$—	$—	$—	$—	$11
Research and development	—	—	—	—	96
Sales and marketing	—	—	—	—	116
General and administrative	2	4	5	4	82

Total stock-based compensation expense	$2	$4	$5	$4	$305

  Other Comprehensive Income (Loss)

Other comprehensive income (loss) (“OCI”) includes charges or credits to equity that are not the result of transactions with stockholders. For the Company, this includes unrealized gains and losses on marketable securities and foreign currency translation adjustments. Amounts are reclassified from OCI into income to the extent unrealized gains and losses become realized. During the nine months ended October 1, 2006, realized gains of $14,000 were reclassified into earnings from OCI as marketable securities were sold prior to maturity with a fair value greater than their original cost. The Company has included components of comprehensive income (loss) within the consolidated statements of changes in mandatorily redeemable convertible preferred stock and stockholders’ deficit and comprehensive loss.

  Cumulative Effect of Change in Accounting Principle

On June 29, 2005, the FASB issued Staff Position No. 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). FSP 150-5 affirms that warrants to purchase shares of the Company’s mandatorily redeemable convertible preferred stock are subject to the requirements in FSP 150-5 and requires the Company to classify these warrants as liabilities

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and revalue them to fair value at the end of each reporting period. The Company adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of the beginning of the third quarter of 2005. For the year ended January 1, 2006, the impact of the change in accounting principle was to increase net loss by $141,000. The impact consisted of an $89,000 cumulative charge as of July 4, 2005, when the Company adopted FSP 150-5, reflecting the fair value of the warrants as of the date of adoption, and $52,000 of expense that was recorded in other income (expense), net to reflect the increase in fair value between July 4, 2005 and January 1, 2006.

These warrants will be subject to revaluation at each balance sheet date and any change in fair value will be recognized as a component of other income (expense), net, until the earlier of the exercise of the warrants or the completion of a liquidation event, including the consummation of an initial public offering, at which time the warrant liability will be reclassified to additional paid-in capital.

The impact of the cumulative effect of change in accounting principle on net loss per common share was as follows:

	Year Ended			Nine Months Ended
	December 31,	January 2,	January 1,	October 2,	October 1,
	2003	2005	2006	2005	2006
				(unaudited)

Net loss per common share, basic and diluted:
Loss before cumulative effect of change in accounting principle	$(3.30)	$(3.61)	$(3.93)	$(3.18)	$(2.36)
Cumulative effect of change in accounting principle	—	—	(0.02)	(0.02)	—

Net loss per common share, basic and diluted	$(3.30)	$(3.61)	$(3.95)	$(3.20)	$(2.36)

Denominator for basic and diluted loss per common share	2,501,811	3,474,388	4,851,764	4,718,609	6,380,933

  Recent Accounting Pronouncements

In June 2006, EITF No. 06-3, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (“EITF No. 06-03”), was issued, which states that a company must disclose its accounting policy (i.e., gross or net presentations) regarding presentations of taxes within the scope of EITF No. 06-3. If taxes included in gross revenue are significant, a company must disclose the amount of these taxes for each period for which an income statement is presented. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. EITF No. 06-3 will be effective for the Company beginning January 1, 2007. Based on the Company’s current evaluation of EITF No. 06-3, the Company does not expect its adoption to have a significant impact on the Company’s consolidated results of operations or financial position.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN No. 48 provides guidance on the recognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN No. 48 will be effective for the Company beginning January 1,

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2007. The Company is in the process of determining the effect, if any, that the adoption of FIN No. 48 will have on its consolidated results of operations or financial position.

2.	Net Loss Per Common Share and Pro Forma Net Loss Per Common Share

The Company applies the provisions of EITF Issue No. 03-6, Participating Securities and the Two — Class Method under FASB Statement 128 (“EITF No. 03-6”), which established standards regarding the computation of earnings per share by companies with participating securities or multiple classes of common stock. The Company’s Series A through E mandatorily redeemable convertible preferred stock are participating securities due to their participation rights related to cash dividends declared by the Company as described in Note 6.

EITF No. 03-6 requires net loss attributable to common stockholders for the period to be allocated to common stock and participating securities to the extent that the securities are required to share in the losses. The Company’s Series A through E mandatorily redeemable convertible preferred stock do not have a contractual obligation to share in losses of the Company. As a result, basic net loss per share is calculated by dividing net loss by the weighted average shares of common stock outstanding during the period that are not subject to vesting provisions.

Basic and diluted net loss per common share was the same for all periods presented as the impact of all potentially dilutive securities outstanding was anti-dilutive. The following table presents the potentially dilutive securities outstanding that were excluded from the computation of diluted net loss per common share for the periods presented because their inclusion would have had an anti-dilutive effect:

	Year Ended			Nine Months Ended
	December 31,	January 2,	January 1,	October 2,	October 1,
	2003	2005	2006	2005	2006
				(unaudited)

Options to purchase common stock	1,708,936	3,549,919	4,766,233	4,780,585	6,356,275
Common stock subject to vesting provisions	1,844,262	1,830,848	1,480,710	1,583,802	1,190,095
Mandatorily redeemable convertible preferred stock	21,664,499	33,122,822	41,788,922	41,788,922	43,496,144
Warrants to purchase mandatorily redeemable convertible preferred stock	28,729	110,326	214,492	214,492	409,478

	25,246,426	38,613,915	48,250,357	48,367,801	51,451,992

Pro forma basic and diluted net loss per common share have been computed to give effect to the conversion of the Company’s convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

3.	Inventories

The Company outsources the manufacturing of its products to a contract manufacturer that assembles each product to the Company’s specifications. As protection against component shortages and to provide replacement parts for its service teams, the Company also stocks limited supplies of certain key product components. The Company reduces inventory to its estimated net realizable value by reserving for excess and obsolete inventories determined primarily based on historical usage, forecasted demand and evaluation unit conversion rate and age. Inventories have been reduced by $294,000, $1.3 million and $1.1 million as of January 2, 2005, January 1, 2006 and October 1, 2006, respectively.

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inventories, consisting of the following, were recorded at the lower of cost (as determined by the average cost method) or market value:

	As of
	January 2,	January 1,	October 1,
	2005	2006	2006
		(in thousands)	(unaudited)

Components	$238	$88	$10
Finished goods	1,515	1,678	2,449
Evaluation units	398	1,192	1,972

	$2,151	$2,958	$4,431

4.	Property and Equipment

Property and equipment, net, consisted of the following:

	As of
	January 2,	January 1,	October 1,
	2005	2006	2006
		(in thousands)	(unaudited)

Software and computer equipment	$4,231	$6,610	$8,148
Furniture, office equipment and other	320	1,499	3,342
Leasehold improvements	266	432	3,288

	4,817	8,541	14,778
Less: accumulated depreciation and amortization	(1,781)	(4,377)	(7,196)

	$3,036	$4,164	$7,582

Depreciation and amortization expense was $396,000, $1.0 million and $2.6 million for the years ended December 31, 2003, January 2, 2005 and January 1, 2006, respectively, and $1.6 million and $3.0 million for the nine months ended October 2, 2005 and October 1, 2006, respectively.

5.	Notes Payable

In June 2001, the Company entered into an equipment financing arrangement with Silicon Valley Bank to provide equipment financing up to an aggregate amount of $750,000. Each separate financing agreement under this arrangement has a term of 36 months with an interest rate ranging from 4.75% to 6.75%, and is collateralized by the related equipment. As discussed in Note 6, the Company issued warrants to purchase shares of its Series A convertible preferred stock to the lender in connection with the equipment financing. As of January 2, 2005, January 1, 2006 and October 1, 2006, $32,000, $0 and $0, respectively, were outstanding and no additional amounts were available under the 2001 equipment financing arrangement.

In June 2004, the Company entered into a loan and security agreement with Silicon Valley Bank to provide a revolving line of credit for $1.5 million collateralized by eligible receivables and substantially all of the Company’s other assets and to provide an equipment line of credit for $2.5 million collateralized by future equipment purchases. Borrowings under the revolving line of credit bear interest at the bank’s prime rate plus an applicable margin based on certain financial ratios of the Company at the borrowing date. The applicable rate of interest under the revolving line of credit was 9.25% as of both January 1, 2006 and October 1, 2006. Borrowings under the equipment line of credit bear interest at the bank’s prime rate plus 1.5%. The applicable rate of interest under the equipment line of credit was 8.25% as of January 1, 2006. The revolving line of credit expires in January 2007 and

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is limited to 80% of eligible accounts receivable. The equipment line of credit was available to draw on for one year, and each draw is payable over a 36-month period beginning on its date. The equipment line of credit contains subjective acceleration clauses and specifies certain other events of default, including, among other things, non-payment of principal, interest or fees, violation of certain positive and negative covenants, inaccuracy of representations or warranties in any material respect, bankruptcy and insolvency events and change of control. If an event of default occurs, all amounts borrowed under the agreement may become automatically due and payable, together with accrued interest, the commitment of the lender to make further extensions of credit under agreement would be terminated, and the lender could foreclose on the collateral. As discussed in Note 6, the Company issued warrants to purchase shares of its Series C convertible preferred stock to the lender in connection with the revolving and equipment line of credit.

In March 2005, the Company and Silicon Valley Bank entered into an amended and restated loan and security agreement to increase the maximum borrowing capacity under the revolving line of credit and equipment line of credit discussed above to $6.0 million and $3.5 million, respectively. In connection with the March 2005 amendment, the Company issued to the lender warrants to purchase 104,166 shares of the Company’s Series C convertible preferred stock, as discussed in Note 6.

In June 2006, the Company and Silicon Valley Bank agreed to increase the maximum borrowing capacity under the revolving line of credit to $8.5 million through July 9, 2006. In July 2006, concurrent with the issuance of the Series E convertible preferred stock described in Note 6, the Company repaid its outstanding borrowings of $1.7 million under the equipment line of credit with Silicon Valley Bank. In connection with repayment of these borrowings, the Company amortized to interest expense the remaining $49,000 of deferred financing costs.

Additionally, in July 2006, the Company entered into an amended and restated loan and security agreement with Silicon Valley Bank, which increased the borrowing capacity on the revolving working capital line of credit to $11.0 million. The amendment increased the limit of eligible accounts receivable from 80% to 85% and provided to the Company the ability to extend the maturity date of the revolving line of credit from January 2007 to January 2008 at its sole discretion upon the payment of a $41,000 fee. In September 2006, the Company and Silicon Valley Bank agreed to increase the maximum borrowing capacity under the revolving line of credit to $12.0 million through October 2, 2006. As of October 1, 2006, the Company had not extended the maturity date, and after October 1, 2006, the maximum borrowing capacity on the revolving line of credit reverted to $11.0 million.

As of January 2, 2005, January 1, 2006 and October 1, 2006, there was $0, $5.3 million and $11.9 million, respectively, outstanding under the revolving line of credit and $1.4 million, $2.3 million and $0, respectively, outstanding under the equipment line of credit.

In March 2006, the Company entered into a loan and security agreement with Horizon Technology Funding Company LLC to provide $6.0 million of subordinated debt financing, collateralized by all assets of the Company. The loan bears interest at 11.78%. This loan is subordinate to the Company’s existing working capital and equipment loan facilities. Interest only payments on the loan are due monthly, in arrears, until December 31, 2006, followed by thirty equal payments of principal and interest due monthly, in arrears. As discussed in Note 6, the Company issued warrants to purchase 194,986 shares of its Series D convertible preferred stock to the lender in connection with the financing.

The Company’s loan and security agreements with Silicon Valley Bank and Horizon Technology Funding Company LLC limit its ability to pay dividends.

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future principal payments under the Company’s borrowing arrangements as of January 1, 2006, were as follows:

(in thousands)

Fiscal 2006	$6,427
Fiscal 2007	968
Fiscal 2008	132

Total payments	7,527
Less current portion of notes payable	(6,427)

Long-term portion of notes payable	$1,100

6.	Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Deficit

  Mandatorily Redeemable Convertible Preferred Stock

The Company’s mandatorily redeemable convertible preferred stock consisted of the following:

	As of
	January 2,	January 1,	October 1,
	2005	2006	2006
			(unaudited)
	(dollars in thousands,
	except per share data)

Mandatorily redeemable convertible preferred stock, par value $0.00001
Series A: 7,987,110 shares authorized; 7,958,367 shares issued and outstanding; $8,356 liquidation preference	$8,303	$8,279	$8,279
Series B: 13,706,140 shares authorized; 13,706,132 shares issued and outstanding; $15,000 liquidation preference	14,950	14,950	14,950
Series C: 12,083,333 shares authorized at January 2, 2005 and 11,644,097 shares authorized at January 1, 2006 and October 1, 2006 (unaudited); 11,458,323 shares issued and outstanding; $16,500 liquidation preference	16,483	16,393	16,393
Series D: 9,166,666 shares authorized at January 1, 2006 and 8,861,099 shares authorized at October 1, 2006 (unaudited); 8,666,100 shares issued and outstanding; $20,000 liquidation preference	—	19,927	19,927
Series E: 1,708,333 shares authorized; 1,707,222 shares issued and outstanding; $10,000 liquidation preference	—	—	9,945

Total mandatorily redeemable convertible preferred stock	$39,736	$59,549	$69,494

As of October 1, 2006, the Company was authorized to issue 87,813,563 shares of convertible preferred stock, of which 7,987,110 were designated as Series A convertible preferred stock, 7,987,110 were designated as Series A-1 convertible preferred stock, 13,706,140 were designated as Series B convertible preferred stock, 13,706,140 were designated as Series B-1 convertible preferred stock, 11,644,097 were designated as Series C convertible preferred stock, 11,644,097 were designated as Series C-1 convertible preferred stock, 8,861,099 were designated as Series D convertible preferred stock, 8,861,099 were designated as Series D-1 convertible preferred stock, 1,708,333 were designated as Series E convertible preferred stock and 1,708,333 were designated as Series E-1 convertible preferred stock.

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

From May 2001 through October 2001, the Company issued a total of 7,958,367 shares of Series A convertible preferred stock for proceeds of $8.3 million, net of issuance costs of $78,000. The Company has not issued any shares of Series A-1 convertible preferred stock to date.

In July 2002, the Company issued a total of 13,706,132 shares of Series B convertible preferred stock for proceeds of $15.0 million, net of issuance costs of $50,000. The Company has not issued any shares of Series B-1 convertible preferred stock to date.

In March and August 2004, the Company issued 10,763,880 and 694,443 shares of Series C convertible preferred stock, respectively. The Company received aggregate proceeds of $16.4 million from these issuances, net of issuance costs of $107,000. The Company has not issued any shares of Series C-1 convertible preferred stock to date.

In May 2005, the Company issued 8,666,100 shares of Series D convertible preferred stock for proceeds of $19.9 million, net of issuance costs of $73,000. The Company has not issued any shares of Series D-1 convertible preferred stock to date.

In July 2006, the Company authorized 1,708,333 shares of both Series E and Series E-1 convertible preferred stock and issued 1,707,222 shares of Series E convertible preferred stock for proceeds of $9.9 million, net of issuance costs. The Company has not issued any shares of Series E-1 convertible preferred stock to date.

Holders of Series A, B, C, D and E convertible preferred stock have certain registration rights. The Series A, B, C, D and E convertible preferred shares have the following characteristics:

  Voting

Holders of Series A, B, C, D and E convertible preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which its shares of preferred stock are convertible at the time of that vote.

  Dividends

Holders of Series A, B, C, D and E convertible preferred stock are entitled to receive non-cumulative dividends in amounts equal to $0.084, $0.0876, $0.1152, $0.18456 and $0.46848, respectively, per share per year when, as and if declared by the Company’s board of directors. No dividends or other distributions may be made with respect to the Company’s common stock, until all declared dividends on the Series A, B, C, D and E convertible preferred stock have been paid and unless and until holders of the Series A, B, C, D and E convertible preferred stock receive an equal or greater dividend per share on an as-if-converted to common stock basis. To date, no dividends had been declared or paid by the Company.

  Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, including any consolidation, merger or share exchange of the Company with or into any other company or other entity or person, or any other corporate reorganization in which in excess of 50% of the Company’s voting power is transferred, before any distribution or payment can be made to the holders of any junior stock, subject to the rights of any series of convertible preferred stock that may, from time to time, come into existence, the holders of Series A, B, C, D and E convertible preferred stock are entitled to be paid out of the assets of the Company, on an equal basis, an amount equal to the sum of $1.05 per share of Series A convertible preferred stock, $1.0944 per share of Series B convertible preferred stock, $1.44 per share of Series C convertible preferred stock, $2.30784 per share of Series D convertible preferred stock, and $5.85744 per share of Series E convertible preferred stock plus all declared and unpaid dividends on these shares of convertible preferred stock (as adjusted for any stock dividends, combinations,

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

splits, recapitalization and the like, with respect to these shares). Upon completion of this distribution, the remaining assets of the Company would be distributed ratably among the holders of the Series A, B, C, D and E convertible preferred stock and the holders of common stock, subject to certain limits. Any remaining assets would be distributed to the holders of common stock. These liquidity features cause the preferred stock to be classified as mezzanine capital rather than as a component of stockholders’ deficit.

Conversion

Each share of Series A, B, C, D and E convertible preferred stock is convertible, at the option of the holder, into that number of fully paid shares of common stock determined by dividing the convertible preferred stock issue price by the conversion price in effect at the time. The initial conversion prices of the Series A, B, C, D and E convertible preferred stock were $1.05, $1.0944, $1.44, $2.30784 and $5.85744, respectively, and are subject to adjustment in accordance with anti-dilution provisions contained in the Company’s Certificate of Incorporation. Conversion is automatic immediately upon the closing of an underwritten public offering in which the public offering price equals or exceeds $8.50 per share of common stock (adjusted to reflect subsequent stock dividends, stock splits or recapitalization) and the aggregate proceeds raised exceed $25 million. As of October 1, 2006, each share of the Company’s Series A, B, C, D and E convertible preferred stock was convertible into one share of the Company’s common stock.

  Warrants

As of October 1, 2006, the following warrants to purchase shares of the Company’s convertible preferred stock were outstanding (unaudited):

				Estimated
	Number			Fair Value
	of Shares			as of
Series of Convertible	Subject to		Exercise	October 1,	Expiration
Preferred Stock	Warrants	Issue Date	Price	2006	Date
	(dollars in thousands, except per share data)

A	28,729	June 2001	$1.05	$161	March 2011
C	81,597	June 2004	1.44	476	June 2014
C	104,166	March 2005	1.44	611	March 2015
D	194,986	March 2006	2.30784	1,293	March 2016

	409,478			$2,541

In June 2001, the Company issued warrants to purchase 28,646 shares of Series A convertible preferred stock at an exercise price of $1.05 per share to the lender in connection with the equipment financing described in Note 5. In July 2002, additional warrants were issued to purchase 83 shares of Series A convertible preferred stock. All of these warrants were immediately exercisable and were to expire in June 2008. The fair value ascribed to the warrants of $24,000 was determined using the Black-Scholes option pricing model at the date of issuance and represented deferred financing costs, which are being amortized over the term of the agreement. In March 2005, in connection with the amended and restated loan and security agreement, the Company modified these warrants to purchase shares of the Company’s Series A convertible preferred stock previously issued to the lender in 2001 to extend their date of expiration to March 2011.

In March 2004, the Company issued warrants to purchase 212,500 shares of Series C convertible preferred stock with an exercise price of $1.44 per share to its Chief Executive Officer. These warrants were immediately exercisable and expired at the earlier of March 29, 2007, the closing of a registered public offering of the Company’s common stock, or the liquidation, dissolution or winding up of the Company. In May 2005, the Company cancelled these warrants to purchase 212,500 shares of Series C convertible preferred stock, and in

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

replacement issued options to purchase 212,499 shares of the Company’s common stock. These stock options have an exercise price of $0.48 per share, were exercisable from the date of grant and expire in May 2015.

In June 2004, the Company issued warrants to purchase 81,597 shares of Series C convertible preferred stock with an exercise price of $1.44 per share to a lender in connection with the revolving and equipment lines of credit described in Note 5. These warrants were immediately exercisable and expire in June 2014. The fair value of the warrants of $90,000 was determined using the Black-Scholes option pricing model at the date of issuance and represented deferred financing costs, which are being amortized over the term of the agreement.

In March 2005, in connection with the amended and restated loan and security agreement discussed in Note 5, the Company issued to the lender warrants to purchase 104,166 shares of the Company’s Series C convertible preferred stock. These warrants have an exercise price of $1.44 per share and expire in March 2015. The aggregate of the increase in fair value of the modified warrants discussed above and the fair value of the warrants issued of $112,000 was determined using the Black-Scholes option pricing model at the date of issuance and represented deferred financing costs, which are being amortized over the term of the amended and restated agreement.

In March 2006, in connection with the subordinated debt agreement discussed in Note 5, the Company issued to the lender warrants to purchase 194,986 shares of the Company’s Series D convertible preferred stock. These warrants have an exercise price of $2.30784 per share, expire in March 2016 and had an estimated fair value of $593,000 as determined using the Black-Scholes option pricing model at the date of issuance. The Company allocated $540,000 of the proceeds received from the issuance of the subordinated debt to these warrants based on the relative fair values of the debt and the warrants. This amount was recorded as a discount on the carrying value of the subordinated debt and was a component of the Company’s preferred stock warrant liability. During the nine months ended October 1, 2006, the Company recorded interest expense of $128,000 related to the amortization of this debt discount on a straight-line basis, which approximated the effective interest method.

  Stock Options and Unvested Common Stock

As of January 1, 2006, the Company’s Amended and Restated 2001 Stock Plan (the “Plan”) reserved 11,913,403 shares of the Company’s common stock for issuance to employees, officers, consultants and advisors of the Company. In September 2006, the Company increased the number of its shares of common stock available for issuance under the Plan by 639,097 shares to 12,552,500 shares. Options granted under the Plan may be either incentive stock options or non-statutory stock options as determined by the Company’s board of directors. Generally, options granted under the Plan vest four years from the date of grant and expire ten years from the date of grant.

In February 2001, the Company issued 3,416,666 shares of its common stock to its founding stockholders, certain officers of the Company and certain third parties in exchange for $8,000 in cash. These shares of common stock are subject to certain restrictions, including vesting terms and transfer limitations. Additionally, certain employees granted options to purchase shares of the Company’s common stock have the right to early-exercise certain unvested stock options, subject to rights held by the Company to repurchase unvested shares of issued common stock in the event of voluntary or involuntary termination. Under the terms of related agreements, if the holder of any unvested share of common stock ceases to provide service to the Company for any reason, the Company has the right to repurchase the unvested shares at the shares’ original purchase price. The Company did not repurchase any shares of common stock during the year ended January 1, 2006 under these repurchase rights.

The Company accounts for cash received in consideration for the purchase of unvested shares of common stock or the early-exercise of unvested stock options as a current liability, included as a component of accrued liabilities in the Company’s consolidated balance sheets. As of January 2, 2005, January 1, 2006 and October 1, 2006, there were 1,830,848, 1,480,710 and 1,190,095 unvested shares, respectively, of the Company’s common stock outstanding and $254,000, $276,000 and $547,000, respectively, of related recorded liability, which is included in accrued liabilities.

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the year ended January 2, 2005, the vesting of several terminated employees’ options was accelerated and options to purchase a total of 30,382 shares were exercised that otherwise would have been cancelled. This resulted in stock-based compensation expense of $3,000 in that period based on the intrinsic value of the options at the date of modification.

Detail related to activity of unvested shares of common stock is as follows:

	Number of	Weighted-Average
	Unvested Shares	Exercise/Purchase
	Outstanding	Price

Balances as of January 1, 2003	1,338,000	$0.02
Issued	1,205,916	0.12
Vested	(666,842)	0.02
Forfeited	(32,812)	0.12

Balances as of December 31, 2003	1,844,262	0.08
Issued	1,202,583	0.16
Vested	(1,215,997)	0.07

Balances as of January 2, 2005	1,830,848	0.14
Issued	462,498	0.31
Vested	(812,636)	0.15

Balances as of January 1, 2006	1,480,710	0.19
Issued (unaudited)	333,332	1.16
Vested (unaudited)	(623,947)	0.17

Balances as of October 1, 2006 (unaudited)	1,190,095	0.47

During the periods presented, the Company issued options to purchase common stock to non-employee advisory board members and consultants in exchange for their services. During the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and the nine months ended October 1, 2006, the Company issued options to purchase 22,914, 33,332, 12,500 and 46,663 shares of common stock, respectively, at exercise prices of $0.05, $0.12, $0.22, $0.22 and $1.35 to $5.36 per share, respectively, which vest ratably over a period of two to four years from date of grant. The fair value of the options is being expensed over the vesting period and was estimated at the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and the nine months ended October 1, 2006, respectively: no dividend yield, volatility of 65%, 65%, 63% and 59% respectively (based on the volatilities of the common stock of comparable public companies), risk-free interest rates of 4.6%, 4.3%, 4.6% and 4.7% respectively, and contractual terms of ten years. The Company recognized $2,000, $4,000 and $5,000 of stock-based compensation expense during the years ended December 31, 2003, January 2, 2005 and January 1, 2006, respectively, and $4,000 and $16,000 during the nine months ended October 2, 2005 and October 1, 2006, respectively, relating to these options.

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Detail related to stock option activity is as follows:

		Weighted-
	Number of	Average
	Shares	Exercise
	Outstanding	Price

Balances as of January 1, 2003	879,236	$0.12
Options granted	2,200,270	0.12
Options exercised	(1,277,049)	0.12
Options forfeited	(93,521)	0.12

Balances as of December 31, 2003	1,708,936	0.12
Options granted	3,595,452	0.21
Options exercised	(1,530,618)	0.15
Options forfeited	(223,851)	0.15

Balances as of January 2, 2005	3,549,919	0.20
Options granted	2,172,444	0.31
Options exercised	(732,394)	0.25
Options forfeited	(223,736)	0.23

Balances as of January 1, 2006	4,766,233	0.24
Options granted (unaudited)	3,598,447	1.44
Options exercised (unaudited)	(1,740,684)	0.38
Options forfeited (unaudited)	(267,721)	0.34

Balances as of October 1, 2006 (unaudited)	6,356,275	0.88

The total intrinsic value for options exercised in the nine months ended October 1, 2006 was $4.4 million, representing the difference between the estimated fair values of the Company’s common stock underlying these options at the dates of exercise and the exercise prices paid.

The following table summarizes information about all stock options outstanding:

	As of January 1, 2006			As of October 1, 2006
		Weighted-			Weighted-
	Shares	Average	Weighted-	Shares	Average	Weighted-
	Subject	Remaining	Average	Subject	Remaining	Average	Total
Exercise	to Options	Contractual	Exercise	to Options	Contractual	Exercise	Intrinsic
Prices	Outstanding	Life (in Years)	Price	Outstanding	Life (in Years)	Price	Value(1)
				(unaudited)
	(dollars in thousands, except per share data)
$0.12	633,959	7.2	$0.12	119,884	6.3	$0.12
0.22	3,494,269	8.6	0.22	2,452,916	8.0	0.22
0.46	425,612	9.7	0.46	351,691	8.9	0.46
0.48	212,499	9.4	0.48	212,499	8.6	0.48
0.82	—	—	—	1,923,699	9.4	0.82
1.35	—	—	—	841,441	9.6	1.35
3.70	—	—	—	226,660	9.8	3.70
5.36	—	—	—	227,485	10.0	5.36

$0.12 - 5.36	4,766,339	8.5	0.24	6,356,275	8.8	0.88	$33,339

Exercisable	1,576,940	8.3	0.23	1,172,038	8.1	0.28	$6,854

Vested and expected to vest	6,055,685	8.5	0.23	7,131,631	8.7	0.80	$37,947

(1)	The total intrinsic value represents the difference between the aggregate estimated fair value of the Company’s common stock issuable and the aggregate exercise price payable.

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of each employee option grant for the nine months ended October 1, 2006 under SFAS 123(R) was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions (unaudited):

Risk-free interest rate	4.5%-5.1%
Expected life	4 years
Dividend yield	None
Volatility	47%

The Company determined that it was not practicable to calculate the volatility of its share price since the Company’s securities are not publicly traded and therefore, there is no readily determinable market value for its stock; it has limited information on its own past volatility; and the Company is a high-growth technology company whose future operating results are not comparable to its prior operating results. Therefore, the Company estimated its expected volatility based on reported market value data for a group of publicly traded companies, which it selected from certain market indices, that the Company believed were relatively comparable after consideration of their size, stage of lifecycle, profitability, growth, and risk and return on investment. The Company used the average expected volatility rates reported by the comparable group for an expected term that approximated the expected term estimated by the Company.

The estimated weighted-average grant date fair value, based on the minimum value method, of options granted during the years ended December 31, 2003, January 2, 2005 and January 1, 2006, all of which were granted with exercise prices equal to the estimated per share fair value of the Company’s common stock at the date of grant, was $0.03. The estimated weighted-average grant date fair value of options granted during the nine months ended October 1, 2006, all of which were granted with exercise prices less than the estimated per share fair value of the Company’s common stock at the date of grant, was $1.02.

7.	Current and Deferred Income Taxes

The domestic and foreign components of income (loss) before income tax expense and cumulative effect of change in accounting principle were as follows:

				Nine Months
	Year Ended			Ended
	December 31,	January 2,	January 1,	October 2,	October 1,
	2003	2005	2006	2005	2006
	(in thousands)
				(unaudited)
Domestic	$(8,264)	$(12,543)	$(19,185)	$(15,013)	$(15,006)
Foreign	—	—	—	—	37

	$(8,264)	$(12,543)	$(19,185)	$(15,013)	$(14,969)

Income tax expense consists of the following:

				Nine Months
	Year Ended			Ended
	December 31,	January 2,	January 1,	October 2,	October 1,
	2003	2005	2006	2005	2006
				(unaudited)
	(in thousands)
Domestic — current and deferred	$—	$—	$—	$—	$—
Foreign — current	—	—	—	—	60

Total income tax expense	$—	$—	$—	—	$60

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s effective tax rate differs from the U.S. federal statutory rate as follows:

	Year Ended			Nine Months Ended
	December 31,	January 2,	January 1,	October 2,	October 1,
	2003	2005	2006	2005	2006
					(unaudited)

Income tax at statutory rate	34.0%	34.0%	34.0%	34.0%	34.0%
State taxes, net of federal benefit	2.2	2.2	2.4	2.4	2.7
Other	(0.1)	—	(0.1)	—	0.4
Change in valuation allowance	(36.1)	(36.2)	(36.3)	(36.4)	(36.7)

Total	—%	—%	—%	—%	0.4%

The tax effects of the temporary differences that give rise to deferred tax assets and liabilities are as follows:

	As of
	January 2,	January 1,	October 1,
	2005	2006	2006
		(in thousands)	(unaudited)

Deferred tax assets, current:
Deferred revenue	$—	$917	$900
Inventories	100	424	320
Stock-based compensation expense	2	2	93
Other	242	389	679

Total gross deferred taxes, current	344	1,732	1,992

Deferred tax assets, non-current:
Net operating loss carryforwards	4,892	7,736	9,546
Capitalized research and development	4,884	7,831	10,226
Property and equipment	179	909	1,587

Total gross deferred taxes, non-current	9,955	16,476	21,359

Gross deferred tax assets	10,299	18,208	23,351
Less: valuation allowance	(10,299)	(18,208)	(23,351)

Net deferred tax assets	$—	$—	$—

As of October 1, 2006, the Company had total net operating loss carryforwards for federal and state income tax purposes of $28.1 million. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company’s gross deferred tax assets have been fully offset by a valuation allowance. If not utilized, these net operating loss carryforwards will expire for federal purposes between 2021 and 2025. Utilization of these net operating loss carryforwards is subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended. Events that cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three-year period.

8.	401(k) Savings Plan

The Company has established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

plan may be made at the discretion of the board of directors. Through January 1, 2006, the Company had not made contributions to the plan.

9.	Segment Information

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company is organized as, and operates in, one reportable segment: the development and sale of cluster storage solutions to data-intensive industries such as media and entertainment, Internet, cable and telecommunications, oil and gas, life sciences, manufacturing and to the federal government. The Company’s chief operating decision-maker is its Chief Executive Officer. The Company’s Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region, for purposes of evaluating financial performance and allocating resources. The Company and its Chief Executive Officer evaluate performance based primarily on revenue in the geographic locations in which the Company operates. Revenue is attributed by geographic location based on the location of the end customer. The Company’s assets are primarily located in the United States of America and not allocated to any specific region. Therefore, geographic information is presented only for total revenue.

The following presents total revenue by geographic region:

				Nine Months
	Year Ended			Ended
	December 31,	January 2,	January 1,	October 1,
	2003	2005	2006	2006
		(in thousands)		(unaudited)

United States of America	$1,293	$7,397	$17,559	$33,173
Japan	—	191	2,128	4,104
Europe	—	—	406	2,331
Canada	—	13	616	825
Other	—	52	374	1,190

Total	$1,293	$7,653	$21,083	$41,623

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Commitments and Contingencies

The Company leases its facilities under non-cancelable operating leases, which contain renewal options and escalation clauses and expire through June 2014. The Company also finances certain tenant improvements under a capital lease arrangement.

Minimum commitments under non-cancelable capital and operating lease agreements as of January 1, 2006 were as follows:

	Capital	Operating
	Leases	Leases	Total
	(in thousands)

Fiscal 2006	$11	$1,258	$1,269
Fiscal 2007	6	1,580	1,586
Fiscal 2008	—	1,659	1,659
Fiscal 2009	—	1,763	1,763
Fiscal 2010	—	1,872	1,872
Thereafter	—	4,601	4,601

	$17	$12,733	$12,750

Less: interest (at 10%)	(1)

Present value of minimum lease payments	16
Less: current portion	(10)

Long-term portion of obligations	$6

In August 2006, the Company entered into an amendment of its existing operating lease for its headquarters. As a result of the amendment, the operating lease obligations presented above will increase by an aggregate of $4.3 million over seven years beginning in fiscal year 2007.

Rent expense incurred under operating leases was $253,000, $343,000 and $673,000 during the years ended December 31, 2003, January 2, 2005 and January 1, 2006, respectively, and $434,000 and $1.2 million during the nine months ended October 2, 2005 and October 1, 2006, respectively.

The Company is party to various legal proceedings arising in the ordinary course of its business. The Company is not currently a party to any legal proceedings that management believes would have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

11.	Reverse Stock Split

In November 2006, the Company’s Board of Directors approved a 1-for-2.4 reverse stock split of the Company’s common stock and convertible preferred stock (the “stock split”) to be effective upon the filing of an amendment to the restated certificate of incorporation before the effectiveness of the registration statement filed in connection with the Company’s proposed initial public offering. All references to shares in the consolidated financial statements and the accompanying notes, including but not limited to the number of shares and per share amounts, unless otherwise noted, have been adjusted to reflect the stock split retroactively. Previously awarded options and warrants to purchase shares of the Company’s common stock and convertible preferred stock have been also retroactively adjusted to reflect the stock split.

ISILON SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Subsequent Events (unaudited)

In October 2006, the Company repaid its outstanding balance under the revolving line of credit of $11.9 million.

In November 2006, the Board of Directors approved the 2006 Equity Incentive Plan and the 2006 Employee Stock Purchase Plan.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and The NASDAQ Global Market listing fee.

SEC registration fee	$9,761
NASD filing fee	9,125
The NASDAQ Global Market listing fee	150,000
Printing and engraving	281,000
Legal fees and expenses	940,000
Accounting fees and expenses	750,000
Blue sky fees and expenses (including legal fees)	7,500
Transfer agent and registrar fees	14,500
Road show fees and expenses	251,000
Miscellaneous	47,000

Total	2,459,886

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s certificate of incorporation includes provisions that eliminate the personal liability of its directors and officers for monetary damages for a breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that:

•	The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in circumstances in which indemnification is not required by law.

•	The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•	The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provide for certain additional procedural protections. The registrant also maintains insurance to insure directors and officers against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.	Recent Sales of Unregistered Securities

Since August 1, 2003, the registrant has issued the following unregistered securities:

1. In July 2006, the registrant issued 1,707,222 shares of Series E convertible preferred stock for $5.85744 per share to 21 accredited investors. These transactions were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and Regulation D based on the status of each of the investors as accredited under Rule 501.

2. In May 2005, the registrant issued 8,666,100 shares of Series D convertible preferred stock for $2.30784 per share to 24 accredited investors. These transactions were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and Regulation D based on the status of each of the investors as accredited under Rule 501.

3. In March 2004 and August 2004, the registrant issued 11,458,323 shares of Series C convertible preferred stock for $1.44 per share to 23 accredited investors. These transactions were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and Regulation D based on the status of each of the investors as accredited under Rule 501.

4. Since August 1, 2003, the registrant has issued to directors and officers options to purchase 6,153,063 shares of common stock with per share exercise prices ranging from $0.12 to $6.12 and has issued 3,752,492 shares of common stock upon exercise of these options. These transactions were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) based on the status of each of the investors as accredited under Rule 501. Since August 1, 2003, the registrant has issued to employees and consultants who are inside the United States options to purchase 4,628,448 shares of common stock with per share exercise prices ranging from $0.12 to $8.12, and has issued 1,618,733 shares of common stock upon exercise of these options. These transactions were exempt from the registration requirements of the Securities Act by virtue of Rule 701. Since August 1, 2003, the registrant has issued to employees and consultants who are outside the United States options to purchase 776,238 shares of common stock with per share exercise prices ranging from $0.22 to $8.12, and has not issued any shares of common stock upon exercise of these options. These transactions were exempt from the registration requirements of the Securities Act by virtue of Regulation S.

5. In March 2006, the registrant issued warrants to purchase a total of 194,986 shares of Series D Preferred Stock for $2.30784 per share to two accredited investors. These transactions were exempt from the registration requirements of the Securities Act by virtue of Section 4(2).

6. In June 2004 and March 2005, the registrant issued warrants to purchase a total of 185,763 shares of Series C Preferred Stock for $1.44 per share to an accredited investor. These transactions were exempt from the registration requirements of the Securities Act by virtue of Section 4(2).

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. The recipients of securities in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions. All recipients either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.  The following exhibits are included herewith:

Exhibit
Number		Description

1.1		Form of Underwriting Agreement.
3	.1*	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon the completion of this offering.
3	.2*	Form of Amended and Restated Bylaws of the registrant, to be in effect upon the completion of this offering.
4.1		Form of registrant’s common stock certificate.
4	.2*	Fourth Amended and Restated Investors’ Rights Agreement between the registrant and certain of its security holders dated July 19, 2006.
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10	.1*	Form of Indemnification Agreement to be entered into between the registrant and its directors and officers.
10	.2*	Amended and Restated 2001 Stock Plan.
10	.3*	Form of Stock Option Agreement under the Amended and Restated 2001 Stock Plan.
10.4		2006 Equity Incentive Plan, to be in effect upon the completion of this offering.
10.5		Form of Stock Option Agreement under the 2006 Equity Incentive Plan.
10.6		2006 Employee Stock Purchase Plan, to be in effect upon the completion of this offering.
10.7		Form of Subscription Agreement under the 2006 Employee Stock Purchase Plan.
10	.8*	Offer Letter with Steven Goldman dated July 17, 2003.
10	.9*	Offer Letter with Eric J. Scollard dated October 4, 2002.
10	.10*	Offer Letter with Mark L. Schrandt dated October 3, 2003.
10	.11*	Offer Letter with Brett G. Goodwin dated March 10, 2002.
10	.12*	Offer Letter with John W. Briant dated September 29, 2004.
10	.13*	Offer Letter with Stuart W. Fuhlendorf dated March 29, 2004.
10	.14*	Offer Letter with Thomas P. Pettigrew dated December 22, 2003.
10	.15†*	Manufacturing Services Agreement between the registrant and Sanmina-SCI Corporation dated February 17, 2006.
10	.16*	Office Lease between the registrant and Selig Holdings Company dated November 11, 2005.
10	.17*	First Amendment to Office Lease between the registrant and Selig Holdings Company dated December 2, 2005.
10	.18*	Second Amendment to Office Lease between the registrant and Selig Holdings Company dated August 4, 2006.
10	.19*	Venture Loan and Security Agreement between the registrant and Horizon Technology Funding Company LLC dated March 22, 2006.
10	.20*	Amendment to Venture Loan and Security Agreement between the registrant and Horizon Technology Funding Company LLC dated July 18, 2006.
10	.21*	Loan and Security Agreement between the registrant and Silicon Valley Bank dated June 24, 2004.
10	.22*	Amendment to Loan and Security Agreement between the registrant and Silicon Valley Bank dated March 10, 2005.
10	.23*	Amendment to Loan and Security Agreement between the registrant and Silicon Valley Bank dated March 21, 2005.
10	.24*	Amendment to Loan and Security Agreement between the registrant and Silicon Valley Bank dated June 29, 2005.
10	.25*	Amendment to Loan Documents between the registrant and Silicon Valley Bank dated March 22, 2006.
(footnotes on next page)

Exhibit
Number		Description

10	.26*	Amendment to Loan Documents between the registrant and Silicon Valley Bank dated July 18, 2006.
10	.27*	Warrant to Purchase Stock issued by registrant to Silicon Valley Bank, dated June 24, 2004.
10	.28*	Warrant to Purchase Stock issued by registrant to Silicon Valley Bank, dated March 10, 2005.
10	.29*	Warrant to Purchase Stock issued by registrant to Horizon Technology Funding Company II LLC, dated March 22, 2006.
10	.30*	Warrant to Purchase Stock issued by registrant to Horizon Technology Funding Company III LLC, dated March 22, 2006.
10	.31*	Fourth Amended and Restated Voting Agreement between the registrant and certain of its security holders dated July 19, 2006.
10	.32*	Offer Letter with Gwen Weld dated June 5, 2006.
10	.33*	Offer Letter with James Richardson dated October 2, 2006.
23.1		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.2		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
99	.1*	Consent of Duff & Phelps, LLC.
99	.2*	Consent of International Data Corporation.
99	.3*	Consent of Enterprise Strategy Group.
24	.1*	Power of Attorney.

*	Previously filed.

†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act of 1933.

(b) Financial Statement Schedules.  The following financial statement schedule is included herewith:

Schedule II — Valuation and Qualifying Accounts and Reserves

	Balance at	Charges to		Balance at
	Beginning	Cost and		End of
Description	of Period	Expenses	Deductions	Period
	(in thousands)

Year ended January 1, 2006
Allowance for doubtful accounts	$116	$257	$(134)	$239
Income tax valuation allowance	10,299	7,909	—	18,208
Year ended January 2, 2005
Allowance for doubtful accounts	$12	$116	$(12)	$116
Income tax valuation allowance	6,078	4,221	—	10,299
Year ended December 31, 2003
Allowance for doubtful accounts	$—	$12	$—	$12
Income tax valuation allowance	3,286	2,792	—	6,078

All other schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of the registrant or related notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on this 22nd day of November, 2006.

ISILON SYSTEMS, INC.

By:	/s/ Steven Goldman
Steven Goldman
President, Chief Executive Officer and Director

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 3 to the registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Steven Goldman Steven Goldman	President, Chief Executive Officer and Director (Principal Executive Officer)	November 22, 2006

* Stuart W. Fuhlendorf	Chief Financial Officer and Vice President of Finance (Principal Accounting and Financial Officer)	November 22, 2006

* Sujal M. Patel	Chief Technology Officer and Director	November 22, 2006

* Elliott H. Jurgensen, Jr.	Director	November 22, 2006

* William D. Ruckelshaus	Chairman of the Board of Directors and Director	November 22, 2006

* Barry J. Fidelman	Director	November 22, 2006

* Gregory L. McAdoo	Director	November 22, 2006

Signature		Title	Date

* Matthew S. McIlwain		Director	November 22, 2006

* James G. Richardson		Director	November 22, 2006

*By:	/s/ Steven Goldman Steven Goldman Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description

1.1		Form of Underwriting Agreement.
3	.1*	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon the completion of this offering.
3	.2*	Form of Amended and Restated Bylaws of the registrant, to be in effect upon the completion of this offering.
4.1		Form of registrant’s common stock certificate.
4	.2*	Fourth Amended and Restated Investors’ Rights Agreement between the registrant and certain of its security holders dated July 19, 2006.
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10	.1*	Form of Indemnification Agreement to be entered into between the registrant and its directors and officers.
10	.2*	Amended and Restated 2001 Stock Plan.
10	.3*	Form of Stock Option Agreement under the Amended and Restated 2001 Stock Plan.
10.4		2006 Equity Incentive Plan, to be in effect upon the completion of this offering.
10.5		Form of Stock Option Agreement under the 2006 Equity Incentive Plan.
10.6		2006 Employee Stock Purchase Plan, to be in effect upon the completion of this offering.
10.7		Form of Subscription Agreement under the 2006 Employee Stock Purchase Plan.
10	.8*	Offer Letter with Steven Goldman dated July 17, 2003.
10	.9*	Offer Letter with Eric J. Scollard dated October 4, 2002.
10	.10*	Offer Letter with Mark L. Schrandt dated October 3, 2003.
10	.11*	Offer Letter with Brett G. Goodwin dated March 10, 2002.
10	.12*	Offer Letter with John W. Briant dated September 29, 2004.
10	.13*	Offer Letter with Stuart W. Fuhlendorf dated March 29, 2004.
10	.14*	Offer Letter with Thomas P. Pettigrew dated December 22, 2003.
10	.15†*	Manufacturing Services Agreement between the registrant and Sanmina-SCI Corporation dated February 17, 2006.
10	.16*	Office Lease between the registrant and Selig Holdings Company dated November 11, 2005.
10	.17*	First Amendment to Office Lease between the registrant and Selig Holdings Company dated December 2, 2005.
10	.18*	Second Amendment to Office Lease between the registrant and Selig Holdings Company dated August 4, 2006.
10	.19*	Venture Loan and Security Agreement between the registrant and Horizon Technology Funding Company LLC dated March 22, 2006.
10	.20*	Amendment to Venture Loan and Security Agreement between the registrant and Horizon Technology Funding Company LLC dated July 18, 2006.
10	.21*	Loan and Security Agreement between the registrant and Silicon Valley Bank dated June 24, 2004.
10	.22*	Amendment to Loan and Security Agreement between the registrant and Silicon Valley Bank dated March 10, 2005.
10	.23*	Amendment to Loan and Security Agreement between the registrant and Silicon Valley Bank dated March 21, 2005.
10	.24*	Amendment to Loan and Security Agreement between the registrant and Silicon Valley Bank dated June 29, 2005.
10	.25*	Amendment to Loan Documents between the registrant and Silicon Valley Bank dated March 22, 2006.
(footnotes on next page)

Exhibit
Number		Description

10	.26*	Amendment to Loan Documents between the registrant and Silicon Valley Bank dated July 18, 2006.
10	.27*	Warrant to Purchase Stock issued by registrant to Silicon Valley Bank, dated June 24, 2004.
10	.28*	Warrant to Purchase Stock issued by registrant to Silicon Valley Bank, dated March 10, 2005.
10	.29*	Warrant to Purchase Stock issued by registrant to Horizon Technology Funding Company II LLC, dated March 22, 2006.
10	.30*	Warrant to Purchase Stock issued by registrant to Horizon Technology Funding Company III LLC, dated March 22, 2006.
10	.31*	Fourth Amended and Restated Voting Agreement between the registrant and certain of its security holders dated July 19, 2006.
10	.32*	Offer Letter with Gwen Weld dated June 5, 2006.
10	.33*	Offer Letter with James Richardson dated October 2, 2006.
23.1		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.2		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
99	.1*	Consent of Duff & Phelps, LLC.
99	.2*	Consent of International Data Corporation.
99	.3*	Consent of Enterprise Strategy Group.
24	.1*	Power of Attorney.

*	Previously filed.

†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act of 1933.